Pampa Energía ● 2020 Annual Report ●3

2020 Annual Report

To the shareholders of Pampa Energía S.A. (‘Pampa,’ the ‘Company’ or the ‘Group’):

Pursuant to the statutory rules and Bylaws currently in force, we submit to your consideration the Annual Report and Financial Statements for the 77th fiscal year ended December 31, 2020.

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Glossary of terms

Term	Definition
+GC Panel	ByMA’s Corporate Governance Plus Panel
ABOL	Argentine Business Organizations Law No. 19,550
ADR/ADS	American Depositary Receipts
AFIP	Administración Federal de Ingresos Públicos (Federal Administration of Public Revenue)
AR$	Argentine Pesos
ASPO	Aislamiento social, preventivo y obligatorio (Preventive and mandatory social isolation)
Bbl	Barrel
BCRA	Banco Central de la República Argentina (Central Bank of the Republic of Argentina)
BNA	Banco de la Nación Argentina (Argentine National Bank)
BO	Boletín Oficial (Public Gazette)
Board of Directors / The Board	Pampa Energía’s Board of Directors
Boe	Barrels of oil equivalent
BTU	British Thermal Unit
Buyback Programs	Share buyback programs approved on April 27, 2018, June 22, 2018, March 27, 2019, August 12, 2019, November 8, 2019, March 9, 2020, April 13, 2020, October 30, 2020, and March 1, 2021
Bylaws	Pampa Energía’s Bylaws
ByMA	Bolsas y Mercados Argentinos (Buenos Aires Stock Exchange)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (Argentine Wholesale Electricity Market Clearing Company)
CAU	Cargo de Acceso y Uso (Access and Use Position)
CB	Corporate Bonds
CC	Combined Cycle
CEE	Comité Ejecutivo de Emergencia (Emergency Executive Committee)
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CH	Hydroelectric power plant
CIESA	Compañía de Inversiones de Energía S.A.
CITELEC	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CMA	Capital Markets Act No. 26,831
CNG	Compressed Natural Gas
CNV	Comisión Nacional de Valores (National Securities and Exchange Commission)
Code	Pampa’s Code of Corporate Governance
COVID-19	Coronavirus disease
CPB	Central Piedra Buena S.A.

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CPD	Costo Propio de Distribución (Own Distribution Cost)
CPI	Consumer Price Index
CT	Thermal Power Plant
CTBSA	CT Barragán S.A.
CTEB	Central Térmica Ensenada Barragán
CTG	Central Térmica Güemes
CTGEBA	Central Térmica Genelba
CTIW	Central Térmica Ingeniero White
CTLL	Central Térmica Loma de la Lata
CTP	Central Térmica Piquirenda
CTPP	Central Térmica Parque Pilar
CVP	Costo Variable de Producción (Variable Production Cost)
Dam[3]	Cubic decameters
DDJJ	Affidavit
DIGO	Guaranteed Availability Commitments
DISPO	Distanciamiento social, preventivo y obligatorio (Preventive and mandatory social distancing)
DisTro	High-Voltage Electric Power Transmission System and/or Main Distribution Electric Power Transmission System
DNU	Decreto de Necesidad y Urgencia (Necessity and Urgency Decree)
DoP	Deliver or Pay
E&P	Exploration and Production
EBITDA	Earnings before interest, tax, depreciation and amortization
EcoEnergía	EcoEnergía Co-Generation Power Plant
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENARGAS	Ente Nacional Regulador del Gas (National Gas Regulatory Entity)
ENARSA / IEASA	Integración Energética Argentina S.A. (former Energía Argentina S.A.)
Energía Plus	Energía Plus Program, SE Res. No. 1,281/06
ENRE	Ente Nacional Regulador de la Electricidad (National Electricity Regulatory Entity)
ESG	Environmental, Social and Governance
FO	Fuel Oil
FOB	Free on Board
FOCEDE	Fondo de Obras de Consolidación y Expansión de Distribución Eléctrica (Fund for Electricity Distribution Expansion and Consolidation Works)
Foundation	Fundación Pampa Energía
FS	Financial statements
FV	Face Value
FX	Nominal Exchange Rate(s)
GB	Great Britain

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GDP	Gross Domestic Product
GE	General Electric
GHG	Greenhouse gases
GO	Gas Oil (Diesel Oil)
Government / National Administration / Federal Government	Federal Government of the Republic of Argentina
GS	Gas stations
GT	Gas turbine
GU	Large Users
GU300	Large Users with demands over 300 kW
GUDI	Large Distribution Company Users
GWh	Gigawatt-hour
GyP	Gas y Petróleo de Neuquén S.A.P.E.M.
HI	Hydroelectric Plants
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
HMRT	Hours of Maximum Thermal Demand
HPPL	Hidroeléctrica Pichi Picún Leufú
Hydrocarbon Investments Committee	National Plan for Hydrocarbon Investments’ Strategic Planning and Coordination Committee
ICBC	Industrial and Commercial Bank of China Dubai Branch
IFRS	International Financial Reporting Standards
IGJ	Inspección General de Justicia (Public Registry of Organizations)
INDEC	Instituto Nacional de Estadística y Censos de Argentina (National Institute of Statistics and Censuses)
IPIM	Índice de Precios Internos al por Mayor (Wholesale Domestic Price Index)
Kb/kbbl/kboe	Thousand barrels/thousand barrels of oil equivalent
kCal	Kilocalories
Km	Kilometer
kton	Thousand tons
kW	Kilowatt
kWh	Kilowatt-hour
LNG	Liquefied Natural Gas
LPG	Liquefied Petroleum Gas
M&A	Mergers and acquisitions
M3	Cubic meters
MAT	Term Market
MAT ER	Term Market from Renewable Energy Sources
MBTU	Million BTU

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MDP	Ministry of Productive Development (former SGE)
MEGSA	Mercado Electrónico de Gas S.A.
Merval	Mercado de Valores de Buenos Aires (Buenos Aires Securities Market)
MEyM	Former Ministry of Energy and Mining
MinEn	Former Ministry of Energy (former MEyM)
MLC	Mercado Libre de Cambios (Free Foreign Exchange Market)
MMC	Cost Monitoring Mechanism
MW	Mega watt
MWh	Mega watt-hour
N.a.	Not applicable
N/A	Not available
NGL	Natural Gas Liquids
NYSE	New York Stock Exchange
OCP	Oleoducto de Crudos Pesados
OldelVal	Oleoductos del Valle S.A.
PACOGEN	Pampa Cogeneración S.A.
Pampa / the Company / the Group / the Issuer	Pampa Energía S.A. and its subsidiaries
PE	Wind Farm
PEMC	Parque Eólico Ingeniero Mario Cebreiro
PEN	Poder Ejecutivo Nacional (National Executive Branch)
PEPE	Parque Eólico Pampa Energía
PHA	PHA SAU.
PIST	Transportation System Entry Point, or natural gas price at the wellhead
Plan Gas.Ar	Argentine Natural Gas Production Promotion Plan – 2020 – 2024 Supply and Demand Scheme (DNU No. 892/20 and supplementary provisions)
Polisur	PBB Polisur S.A.
PPA	Power Purchase Agreement
Priority Demand	Set of residential users, hospitals, schools, healthcare centers and other essential services (as from the launching of Plan Gas.Ar, it does not include CNG)
PUREE	Program for the Rational Use of Electric Power
PyME	Small and Medium-sized Enterprises
QHSE	Quality, Health, Safety and Environment
R&D	Refining and Distribution segment
RCD	Campo Durán Refinery
RECPAM	Results from Net Monetary Position
Refinor	Refinería del Norte S.A.
RENPER	Registry of Renewable Electric Power Generation Projects
Res.	Resolution(s)

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RTI	Integral Tariff Review
S&P	Standard & Poor’s Global Ratings
SADI	Sistema Argentino de Interconexión (Argentine Electricity Grid)
SDG	Sustainable Development Goals
SE	Former Secretariat of Energy
SEC	Security and Exchange Commission
Sect.	Section(s)
SEE	Subsecretariat of Electric Energy (former Secretariat of Electric Energy)
SGE	Former Government Secretariat of Energy (former MinEn)
SHC	Subsecretariat of Hydrocarbons and Fuels
SME	Subsecretariat of Electricity Market
Solidarity Law	Social Solidarity and Productive Reactivation Law No. 27,541 within the framework of Public Emergency
SOX	Sarbanes-Oxley Act
SRH	Subsecretariat of Hydrocarbon Resources (former Secretariat of Hydrocarbon Resources)
SRRYME	Secretariat of Renewable Resources and Electricity Market
ST	Steam turbine
Telcosur	Telcosur S.A.
TGS	Transportadora de Gas del Sur S.A.
TJSM	Termoeléctrica José de San Martín
TMB	Termoeléctrica Manuel Belgrano
Ton	Metric ton
ToP	Take or pay
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transelec	Transelec Argentina S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
TWh	Terawatt-hora
Unconventional Plan Gas	Encouragement Program for the Investment in Development of Natural Gas Production from Unconventional Reservoirs Program, MEyM Res. No. 46, 419, 447 /17 and 12/18
UNIREN	Public Utility Contract Renegotiation and Analysis Unit
US$	USS Dollars
VAD	Distribution Added Value
VAT	Value-added tax
VRD	Debt Securities
WEM	Wholesale Electricity Market
YPF	YPF SA.

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1.	2020 results and future outlook

The year 2020 has been unprecedented in history, as it was marked by the global impact of COVID-19. Pampa Energía proudly celebrated the 15th anniversary of its accomplishments in this unusual context, with the same enthusiasm for investing and growth.

We succeeded in building a leading company in the Argentine power industry during this period of changing environments, focusing on electricity generation and gas upstream. We have become a regional benchmark, standing out for our operating excellence and financial resilience. Despite the pandemic, in 2020 we’ve managed to ensure our operations’ continuity at an optimal level in line with our commitment to the country and our values, thanks to the enormous effort and support of all our employees, suppliers, financial relationships, investors and customers.

The atypical impact of COVID-19 in the communities where we operate has generated a reaction of the same magnitude in our Corporate Social Responsibility activities, breaking all previous records. Besides, our volunteering programs demonstrate the human quality of our employees.

From the companies controlled and co-controlled by Pampa, we have invested a total of US$528 million1. This plan highlights the timely and proper conclusion of important projects despite the pandemic’s unthinkable impact. Out of the total investment, US$347 million were disbursed for the maintenance of our assets, specifically, the provision of quality service by our regulated subsidiaries, and approximately US$181 million were allocated to expansions and non-recurring investments, mainly distributed between the closings to combined cycle at Genelba and Ensenada Barragán, and midstream projects in TGS.

Moreover, we have continued with our plan to strategically reorganize our asset portfolio given a complex and uncertain prospect. After 15 years of controlling the country’s largest electricity distributor, we announced the sale of our controlling stake in Edenor, Pampa’s most relevant strategic divestment decision made over the last few years. Convinced that our Company’s synergy is increasingly limited, we made this divestment decision to continue focusing on developing our core businesses: power generation and natural gas production.

We are very proud of the work carried out as Edenor’s controlling company. In these 15 years, the company has achieved outstanding customer satisfaction levels despite the challenging context under which we had to manage it. We have always prioritized expediting as much as possible service quality recovery, for which we had to relegate the interests of our shareholders. Edenor is a company that reinvests 100% of its financial capacity in its business without distributing dividends since the year 2001. With this decision, a significant chapter in the history of Pampa is closed, one that, although not economically profitable and implying an accounting impairment of US$382 million, has left us profound knowledge of the sector as a whole, and that we will certainly be able to capitalize on in the future. Our deep gratitude to all the excellent professionals who have accompanied us during this stage.

Moving on to Pampa’s core businesses, for the third consecutive year, we have positioned ourselves as the largest independent power producer in Argentina, representing 12% of the country’s total generation. Despite the challenging scenario, on July 2, 2020 we set another milestone by commissioning the second combined cycle at Genelba, investing approximately US$320 million, 9% less than the budgeted amount. We timely and properly finishing the most ambitious expansion project in the history of Pampa, adding 400 MW of efficient energy to the grid, with an exceptional availability level since the beginning of operations. Thanks to the investments made over the last few years, even though the new capacity represents 41% of our 4,955 MW, its contribution to the EBITDA reaches 78% of the segment.

We continued with the development of expansion projects, and we expect that within the next year, we will contribute an additional 295 MW, of which 280 MW will come from the closing to combined cycle at Ensenada Barragán, an affiliate co-controlled and operated by Pampa, with an existing capacity of 567 MW. This expansion project is vital to meet the industrial area’s growing consumption needs neighboring Greater La Plata. The project will require a US$200 million investment and currently provides direct employment to an average of 800 people. The leap in efficiency this work implies, that is, increased generation without additional fuel, contributes to environmental improvement by reducing the carbon footprint. Our goal in the power generation sector has always been growing on a sustainable basis, seeking maximum efficiency through renewable energy and highly productive thermal units.

1 The amount includes Edenor and 100% of the investments in affiliates CTEB, PEMC, TGS, Transener, OldelVal and Refinor, which under IFRS are not consolidated in Pampa’s FS and are denominated in nominal AR$ converted at the year’s average FX.

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We want to stress the high availability level of our power plants again, reaching 97%, well above the average of the national power grid and even above the global standards for each of the technologies we operate. However, the remuneration update for legacy capacity is imperative to continue with the proper maintenance of these plants, which are being remunerated at minimum historical values.

2020 was another challenging year in the E&P business, which was marked again by a steep drop in prices. This situation, which we had already warned about last year, generated a standstill in investment in the industry that started to become evident halfway through 2019, and resulted in an 11% year-on-year drop in domestic gas production. Despite all these vicissitudes, at Pampa, we have kept production essentially stable, positioning ourselves as the country’s sixth largest gas producer. We produced sustainably and pursued new paths for monetizing our products: for the first time, we exported Medanito crude oil, and in the off-peak period, we delivered gas to Chile.

Faced with an even more complex outlook for the winter of 2021, at the end of 2020 the federal authorities, fortunately, reacted with the Plan Gas.Ar’s implementation and tender, a turning point for the business. This 4-year program seeks to promote and contractualize Argentine natural gas production and limit imports’ foreign exchange expenditures. Pampa was the third largest awardee in the Neuquina Basin, which involves an average 15% growth commitment in annual production and a 28% increase in the winter, the year’s peak period. Under this new scheme, we will continue focusing on the development of tight gas, with an aggregate investment of more than US$250 million over the four years of the program, which allows us to expect an increase in profitability and cash flow generation.

2021-24 GAS PRODUCTION OF PAMPA ENERGÍA

Breakdown of sales channel and price awarded in Plan Gas

Plan Gas in mcfpd
Industry/Exports in mcfpd
Plan Gas price in US$/MBTU
254
254
254
254
312
319
320
321
321
254
254
254
81
81
81
81
81
81
81
81
81
81
81
81
4,5
4,5
4,5
4,5
4,5
3,0
3,0
3,0
3,0
3,0
3,0
3,0
January
February
March
April
May
June
July
August
September
October
November
December

CONSIDERABLE IMPROVEMENT IN PAMPA'S GAS PRODUCTION AND PRICE

Total gas production[1]

15% INCREASE

in mcf per day
244
281
2020
2021-24

1 Production at Pampa's ownership.

Total winter production[2]

28% INCREASE

in mcf per day
249
319
2020 winter
2021-24 winter

2 Months between May and September, included.

Annual average price

64% INCREASE

in US$ per millón BTU
2,2
3,6(3)
2020
2021-24

3 Average price applying for Plan Gas.Ar.

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Moreover, we succeeded in certifying shale reserves from the Vaca Muerta formation for the second consecutive year, 2.5 times larger than the certified volume recorded in 2019. Despite the conditions prevailing in the sector, we have registered for the third straight year a positive reserve replacement ratio of 1.4, with proven reserves reaching 142 million boe and an average life of approximately 8.6 years.

As regards the petrochemicals segment, despite the country’s recessive context, 2020 was an excellent year for this segment, with record volumes of rubber exported to Brazil and growing demand for styrene and octane bases linked with the industry recovery and the easing of the lockdown.

In 2020 we continued our public securities buyback activity at depressed prices, with the conviction that it represents a proper use of our liquidity generation. During the year, we have repurchased 11% of the original capital stock and 10% of the international corporate bonds maturing in 2023, 2027 and 2029.

The pandemic reinforced the importance of sustainability, hence our continuous dedication and effort towards improving ESG variables and accountability, leading this area in Argentina. Our report has incorporated more management information and further developed material issues related to our industry, such as environmental performance and gender diversity. In 2020 we joined CDP, and we were the only Argentine power company to obtain a positive score. Additionally, we continue participating in ByMA’s corporate governance panel and sustainability index and Bloomberg’s gender equality index.

The year 2020 was exceptional from every single point of view. Confronted with a historic downturn in economic activity, Pampa has shown strength and robustness in all its business segments, with a healthy cash flow generation even in this difficult context. We were prepared to handle adversity, and we remain enthusiastic about facing a challenging future. All this would not have been possible without the effort and dedication of the Company’s employees and advisors, our families, suppliers, financial institutions and investors, who have shown the continuous trust they place in us.

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2.	Corporate governance

At Pampa, we believe that the best way of preserving and protecting our investors is to adopt and implement the best corporate governance practices, which consolidate us as one of the most trustworthy and transparent companies in the market. For such purpose, we constantly strive to incorporate those practices by considering international market trends and domestic and foreign applicable corporate governance standards and rules.

In this line, in December 2018, Pampa joined the special stock quote panel called +GC Panel, sponsored by ByMA. The +GC Panel has no precedents in Argentina. It includes companies already listed at ByMA with single-vote shares that comply with the best corporate governance and transparency practices even beyond the required regulatory level, which Pampa entirely fulfills. These practices, which are subject to periodic review for compliance, are aligned with the Corporate Governance principles of the Organization for Economic Co-operation and Development (OECD) and adopted by the G20.

Beyond the information contained in this section, further information on Pampa’s corporate governance practices can be found in Appendix I to this Annual Report, which includes the corporate governance report required under the Code pursuant to Section 1, Title I, Chapter I, Part IV of the CNV Rules, following the text restated in 2013 as amended by CNV General Res. No. 797/19.

2.1       Pampa’s corporate structure

Board of Directors

According to the ABOL, amended from time to time, the CMA and Pampa’s Bylaws, decision-making within the Company is vested in the Board. The Board consists of ten regular directors and an equal or smaller number of alternate directors as determined by the Shareholders’ Meeting, a percentage of whom will be independent according to the independence criteria set out in the CNV rules. All our directors are elected for a term of three years. They may be re-elected indefinitely, except for the restrictions arising from the independence standards set out in the CNV rules. The expiration and further renewal of terms of office are made on a partial and staggered basis every year, with the election of three directors for two years and four directors on the third year. Currently, Pampa’s Board is composed as follows:

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Name	Position	Independence	Term expiration*
Marcos Marcelo Mindlin	Chairman	Non-Independent	12/31/2020
Gustavo Mariani	Vice-chairman	Non-Independent	12/31/2022
Ricardo Alejandro Torres	Director	Non-Independent	12/31/2022
Damián Miguel Mindlin	Director	Non-Independent	12/31/2020
Miguel Ricardo Bein	Director	Independent	12/31/2022
María Carolina Sigwald	Director	Non-Independent	12/31/2020
Gabriel Cohen	Director	Non-Independent	12/31/2021
Carlos Correa Urquiza	Director	Independent	12/31/2021
Juan Santiago Fraschina	Director	Independent	12/31/2021
Darío Epstein	Director	Independent	12/31/2021
Horacio Jorge Tomás Turri	Alternate Director	Non-Independent	12/31/2022
Victoria Hitce	Alternate Director	Non-Independent	12/31/2022
Gerardo Carlos Paz	Alternate Director	Non-Independent	12/31/2020
Mauricio Penta	Alternate Director	Non-Independent	12/31/2020
Brian Henderson	Alternate Director	Non-Independent	12/31/2020
Diego Martín Salaverri	Alternate Director	Non-Independent	12/31/2021
Pablo Díaz	Alternate Director	Non-Independent	12/31/2021
Silvana Wasersztrom	Alternate Director	Independent	12/31/2021
Nicolás Mindlin	Alternate Director	Non-Independent	12/31/2021
Haroldo Adrián Montagu	Alternate Director	Independent	12/31/2021

Note: *They will be in office until their reelection or the election of their substitutes.

Senior management

The following table includes information on our senior management:

Name	Position
Marcos Marcelo Mindlin	Chairman
Gustavo Mariani	Executive vice president and CEO
Ricardo Alejandro Torres	Executive vice president
Damián Miguel Mindlin	Executive vice president
Gabriel Cohen	CFO
Horacio Jorge Tomás Turri	Executive director of oil and gas
María Carolina Sigwald	Executive director of legal affairs
Nicolás Mindlin	Director of M&A, petrochemicals and affiliates

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Supervisory committee

Our Bylaws provide that the oversight of Pampa will be in charge of a Supervisory Committee consisting of three regular members and three alternate members appointed by our shareholders under the legal provisions in force. The Supervisory Committee will be composed of duly registered lawyers and/or accountants admitted to practice in Argentina, who will serve for a term of three fiscal years.

The Supervisory Committee’s primary function is to exercise statutory control over the Board, complying with the provisions outlined in the ABOL, the Bylaws, their regulations, if any, and the Shareholders’ Meeting decisions. In accomplishing these duties, the Supervisory Committee neither monitors our operations nor assesses the merits of the Board’s members’ decisions.

Currently, Pampa’s Supervisory Committee is composed as follows:

Name	Position	Term expiration**
Germán Wetzler Malbrán	Statutory Auditor*	12/31/2020
José Daniel Abelovich	Statutory Auditor	12/31/2020
Martín Fernández Dussaut	Statutory Auditor	12/31/2020
Tomás Arnaude	Alternate Statutory Auditor	12/31/2020
Marcelo Héctor Fuxman	Alternate Statutory Auditor	12/31/2021
Damián Burgio	Alternate Statutory Auditor	12/31/2021

Note: *Chairman of the Supervisory Committee. **They will be in office until their reelection or the election of their substitutes.

Audit committee

According to Section 109 of the CMA, Pampa has an Audit Committee integrated by three regular members and one alternate member, whom all hold independent status according to the independence standards set out in the CNV Rules. The Audit Committee members have professional expertise in financial, accounting, legal, and/or business matters.

Under the applicable legislation and its own Internal Regulations, the Audit Committee is responsible for compliance with the following duties, among others:

i.	Supervising the operation of internal control and administrative/reporting systems, as well as the latter’s reliability and of all financial information or any other significant events that may be disclosed to the CNV and the markets, in compliance with the applicable reporting system;
ii.	Rendering opinion on any Board’s proposal appointing external auditors to be hired by the Company, and ensuring their independence;
iii.	Reviewing the plans submitted by external and internal auditors, assessing their performance, and issuing an opinion on the presentation and disclosure of annual FS, all under the CNV rules. For the supervision of external auditor’s performance, the Committee may determine a series of objective indicators to assess their commitment, efficiency and independence;
iv.	Supervising the implementation of risk management information policies within the Company;
v.	Providing the market with complete information on transactions where there may be a conflict of interest with members of corporate bodies or controlling shareholders;
vi.	Rendering its opinion on remunerations and stock options plans’ proposals for the Company’s directors and managers submitted by the Company’s Board;
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vii.	Rendering its opinion on the compliance with legal requirements and the reasonableness of the conditions for the issuance of shares or convertible securities in capital increases with the exclusion or limitation of preemptive rights;
viii.	Issuing a well-founded opinion on related-party transactions in the cases provided by law and disclosing it in compliance with law whenever there is or may be an alleged conflict of interest within Pampa;
ix.	Supervising the operation of a channel whereby the Company’s executives and staff may report accounting, internal control and audit issues under the applicable provisions to such effect;
x.	Providing any report, opinion or statement required by the current regulations in force, with the scope and frequency required by such regulations, as amended, etc.;
xi.	Fulfilling all obligations provided for in the Bylaws, as well as laws and regulations binding the Company;
xii.	Checking compliance with applicable standards of ethical conduct; and
xiii.	Drawing up an annual action plan, for which it will be held accountable to the Board and the Audit Committee. The Audit Committee will submit such action plan within a term of 60 calendar days from the beginning of the fiscal year.

Currently, Pampa’s Audit Committee is composed as follows:

Name	Position
Miguel Ricardo Bein	Chair
Darío Epstein	Regular Member
Carlos Correa Urquiza	Regular Member
Silvana Wasersztrom	Alternate Member

2.2       Minority shareholder protection

Pampa’s Bylaws include safeguards aimed at the protection of minority shareholders, such as: (i) only one class of shares granting equal economic and political rights; (ii) special majorities of up to 66.6% of the votes to amend specific clauses of the Bylaws; and (iii) possibility to call a shareholders’ meeting upon request of shareholders representing at least 5% of the capital stock.

2.3       Corporate governance policies

Integrity program – Law No. 27,401

Upon enacting and entering into force of the Legal Entities’ Criminal Liability Law, Pampa’s Board assessed the Integrity Program’s compliance level, outlined in Sections 22 and 23 of such law. Said law seeks to implement internal proceedings, mechanisms and actions for integrity, supervision and control, geared at preventing, detecting and correcting the irregularities and illegal acts covered by such law.

The Program set forth by law has mandatory and optional requirements, and Pampa has defined the need to comply with all of them. It is worth highlighting that all mandatory requirements had already been implemented at Pampa before said law’s effective date.

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Furthermore, the Integrity Program is periodically reviewed by the Board, including identifying potential improvement opportunities. The Board has defined that Pampa’s Internal Audit Department will be the body internally responsible for the program, including its development, coordination and supervision.

Code of business conduct – ethics hotline

Pampa has a Code of Business Conduct in place, which lays down the ethical principles for the relationships’ foundation between Pampa and all stakeholders (employees, customers, suppliers, government, shareholders, community, etc.) by providing guidelines and instruments that guarantee transparency of affairs and proper Company management.

Moreover, Pampa has a Procedure for handling complaints. This document describes the process to be followed from the reception of the complaint, the investigation’s conclusion and the application of any appropriate corrective action. One of the available instruments is the Ethics Hotline, an exclusive channel to report any suspected misconduct or breach of the Code of Business Conduct on a strictly confidential basis. This line can be accessed through different channels (website, toll-free telephone number or e-mail) and is managed by a third-party provider to ensure higher transparency. The Audit Committee is responsible for supervising the channel’s operation and resolving complaints in issues within its authority.

Policy against fraud, corruption and other irregularities

In 2020, Pampa’s Board of Directors approved an update to the policy against fraud, corruption and other irregularities, reaffirming transparency and ethics as necessary behaviors to lead the Company’s business and achieve its sustainable growth.

In this sense, this policy prohibits fraud, corruption in any form, or acts of misconduct within Pampa. Moreover, it sets Pampa’s stance on preventing corruption and other acts of misconduct, complementing the principles and values defined in our Code of Conduct; therefore, both documents should be read in conjunction. Finally, this policy also stipulates the obligation to report any actual or suspected violation of laws and/or regulations, as well as the prohibition of retaliation against any employee or third party for filing a report legitimately and in good faith or for refusing to participate in acts of corruption.

Policy on best security market practices

This policy sets certain restrictions and rules regarding marketable securities trading in a stock exchange, whether Pampa’s and/or any related companies. Therefore, it ensures higher transparency and guarantees that no Pampa employee may be rewarded of any economic advantage or benefit from using material non-public information about Pampa and/or any of its affiliates.

This policy applies to Pampa and its subsidiaries’ employees deemed ‘covered individuals,’ including, but not limited to, directors, members of the Supervisory Committee, and Senior Management lines.

Policy on related-party transactions

Since 2008, the Company has a Policy on Related-Party Transactions where, under the CMA, all high-value transactions made between Pampa and individuals and/or legal entities that could be deemed as ‘related parties’ according to the applicable regulations in force, shall be subject to a specific prior authorization and control procedure under the supervision of Pampa’s Legal Affairs Executive Department and involves both Pampa’s Board and its Audit Committee (if applicable).

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Money laundering and terrorist financing prevention policy

In its capacity as trustee under the CIESA Trust, Pampa qualifies as an ‘Obliged Subject’ according to Subsection 22, Section 20 of Law No. 25,246 on Concealment and Laundering of Proceeds of Crime, as amended. This policy was approved to meet the obligations resulting from its condition as ‘Obliged Subject,’ even though Pampa neither acts as a trustee in companies nor any other activity set out in Section 20 of Law No. 25,246 are among the Company’s main activities as of this date. Said law is based on and geared at possible risks for the Company resulting from its role as trustee under a single trust.

Board of Directors’ self-assessment questionnaire

Since 2008, Pampa’s Board has implemented a self-assessment questionnaire that allows for annually examining and assessing its performance and management.

The Company’s Legal Affairs Executive Department oversees the examining and filing of each individual questionnaire; afterward, based on the results, it will submit to Pampa’s Board all measures deemed valid to improve the performance of the Board’s duties.

Policy on material information disclosure

Since 2009, the Company has a Relevant Information Disclosure Policy approved by Pampa’s Board, which sets the basic principles guiding the process when information relevant to Pampa is published, as per regulatory requirements imposed by the stock exchanges where Pampa’s securities are traded or those in which Pampa is a registered issuer.

QHSE policy

This policy, approved by Pampa’s Board in 2017, seeks to consolidate the QHSE standards into the operating processes of E&P, power generation, electricity distribution, R&D and petrochemicals with the highest safety possible within the ordinary course of each activity.

Dividend policy

Approved by Pampa’s Board in 2018, this policy outlines the guidelines to reach a proper balance between distributed amounts and Pampa’s investment plans. Aiming at a clear, transparent and consistent practice allowing shareholders informed decision-making, all of this consistent with the Company’s Bylaws and the applicable legal and regulatory framework in force.

Compensation policy

Pampa’s Board approved the Compensation Policy in 2018, which aims to establish general rules to determine the composition, update and handling of directors’ remunerations and the rules for the reimbursement of their expenses.

Under the Compensation Policy, the Board created the Compensation Committee, which reports to Pampa’s Board and comprises three regular members and an equal or smaller number of alternate members, who may not exercise executive functions in the Company. Currently, Pampa’s Compensation Committee is composed as follows:

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Name	Position	Independence	Term expiration
Miguel Ricardo Bein	Chairman	Independent	12/31/2022
Carlos Correa Urquiza	Regular Member	Independent	12/31/2021
Darío Epstein	Regular Member	Independent	12/31/2021
Silvana Wasersztrom	Alternate Member	Independent	12/31/2021

Nomination policy

Pampa’s Board approved the Nomination Policy in 2018, which sets the general guidelines regarding independence, incompatibilities and diversity in the Board, and describes the process to be followed by both the Board and shareholders for the identification and evaluation of Board’s nominees to be presented for consideration by the Shareholders’ Meeting.

Under the Nomination Policy, the Board created the Nomination Committee, which assists Pampa’s Board and Shareholders’ Meeting in the nomination and appointment process for Board members. The Nomination Committee reports to Pampa’s Board. It comprises three regular members and an equal or smaller number of alternate members, the Chairman having to be independent according to the criteria stipulated by the CNV rules. Currently, Pampa’s Nomination Committee is composed as follows:

Name	Position	Independence	Term expiration
Miguel Ricardo Bein	Chairman	Independent	31/12/2022
Gustavo Mariani	Regular Member	Non-Independent	31/12/2022
Ricardo Alejandro Torres	Regular Member	Non-Independent	31/12/2022
Silvana Wasersztrom	Alternate Member	Independent	31/12/2021
Victoria Hitce	Alternate Member	Non-Independent	31/12/2022
María Carolina Sigwald	Alternate Member	Non-Independent	31/12/2020

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3.	Our shareholders/stock performance

On December 31, 2020, Pampa held 1,747,873,239 issued common shares with a par value of AR$1 each, each granting the right to one vote. However, Pampa’s Shareholders Meetings held on April 7 and December 10, 2020, approved capital stock reductions of 151,585,025 and 140,786,959 common treasury shares, respectively, which Pampa and its subsidiaries have acquired. These reductions are in the process of registration with the IGJ, and once approved, Pampa Energía’s issued capital stock would amount to 1,455,501,255 common shares2.

The remaining treasury shares are out of free float, and their cancellation will be timely submitted for shareholder’s approval.

The following table shows the information on Pampa’s common shareholdings:

Holders as of December 31, 2020	In million		% of issued capital stock	% of outstanding capital stock
	Shares	ADR
Management[1]	381.4	15.3	21.8%	26.2%
Free float on NYSE and ByMA	1,068.2	42.7	61.1%	73.5%
Treasury shares	294.0	11.8	16.8%	-
Pending cancellation	292.4	11.7	16.7%	-
In treasury[2]	1.6	0.1	0.1%	-
Employee stock-based compensation plan	4.3	0.2	0.2%	0.3%
Issued capital	1,747.9	69.9	100.0%	100.0%
Outstanding capital	1,453.9	58.2

Note: All figures are rounded, so the total may not equal the sum of the figures. 1 It includes direct and indirect stakes of Messrs. Marcos Marcelo Mindlin, Damián Miguel Mindlin, Gustavo Mariani and Ricardo Alejandro Torres. 2 Shares repurchased as of December 31, 2020.

Pampa is listed on the ByMA, takes part in the S&P Merval and the sustainability (non-traded) indexes, and is a member of the special stock quote panel, known as +GC Panel, which selects listed companies having the best corporate governance practices.

Moreover, Pampa has a Level II ADS program listed on the NYSE, and each ADS represents 25 common shares. Our ADR participates in the MSCI Argentina index and the Bloomberg’s gender-equality stock index (non-traded), in which Pampa is the only Argentine company jointly with other 14 Latin American companies.

2 For further information, see section 7.7 of this Annual Report.

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The following chart shows the price evolution per share and Pampa’s traded volume on the ByMA from January 2006 to December 31, 2020:

Note: *Price adjusted to preemptive subscription rights and issuances. Source: ByMA/Bloomberg.

The following chart shows the price evolution per ADS and Pampa’s traded volume on the NYSE from October 9, 2009, to December 31, 2020:

Note: *Price adjusted as per issuances. Source: Bloomberg.

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4.	Macroeconomic context

As of the third quarter of 2020, the economic activity recorded an accumulated 11.8% decrease compared to the same period of the previous year, mainly due to the impact of COVID-19, with 14.6%, 5.4% and 22.3% decreases in private and public consumption, and investment, respectively. The activity contraction reached 15 out of 16 identified sectors of the economy, the most affected ones being hotels and restaurants (-47.6%), construction (-32.1%), transportation and communications (-16.5%), manufacturing industry (-11.0%) and wholesale and retail business and repairs (-8.5%). These drops were partially offset by net exports, against net imports in 2019, mainly because of the sharp decline in imports from the beginning of the lockdown.

Regarding the evolution of prices, the National Cost of Living Index published by the INDEC showed a 36.1% variation in 2020. The most important variations were recorded in clothing and footwear (+60.0%), leisure and culture (+48.0%), and food and non-alcoholic beverages (+42.1%). The sectors affected to a lower extent were communications (+7.6%), housing, water, electricity utilities and other fuels (+17.6%) and education (+20.1%). Furthermore, salaries, as measured by the registry of the Stable Workers’ Average Taxable Remuneration (Remuneración Imponible Promedio de los Trabajadores Estables, RIPTE), experienced a 34.9% year-on-year increase between December 2020 and the same month of 2019.

Moreover, as of December 2020 Non-Financial Public Sector’s fiscal accounts accumulated a 7.0% and 9.1% primary and total deficit to GDP, respectively. The annual variation in aggregated tax revenues, measured in AR$ based on figures published by the AFIP, ended with a 32.2% year-on-year increase. Besides, in 2020 recorded primary expenditures by the National Treasury showed a 63.5% year-on-year variation.

As regards the financial situation, the BCRA’s US$ currency wholesale FX rate (Res. A3500) closed at AR$84.15/US$ on December 31, 2020, showing a cumulative 40.5% increase compared to the end of 2019 and a 46.3% average year-on-year variation. The BCRA’s international reserves amounted to US$39.4 billion at year-end, which represents a US$5.5 billion decrease compared to the previous year. Moreover, the monetary base reached AR$2,470 billion at the end of 2020, showing a 30.3% increase compared with last year. Furthermore, the BCRA’s debt stock in issued bonds totaled an equivalent amount expressed in dollars of US$35.0 billion as of the closing of 2020, which represents a 97% year-on-year increase.

Finally, at the external front, according to INDEC’s data, the cumulative current account surplus amounted to US$4.3 billion as of the third quarter of 2020, which represents 1.2% of the GDP. This phenomenon is mainly accounted for by the trade balance surplus, where the Free on Board value of exports totaled US$41.9 billion. In contrast, the Cost, Insurance and Freight value of imports amounted to US$30.4 billion. Primary exports increased by 5.4% during this period, whereas agricultural and industrial manufactured exports recorded an 8.3% and 31.1% contraction, respectively. Fuel and energy exports reversed their trend, showing a 28.5% year-on-year decline. Imports recorded a contraction compared to the same period of 2019, explained by decreases in the automotive (-45.4%), fuels and lubricants (-40.3%), parts and accessories (-34.2%), capital goods (-21.8%), intermediate goods (-9.6%) and consumables goods (-7.7%).

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5.       The Argentine electricity market

5.1 Power generation

During 2020, electricity consumption experienced a slight decrease due to the lockdown, with a 1.3% variation compared to 2019, and a total electricity demand volume of 127,306 GWh and 128,946 GWh for 2020 and 2019, respectively.

The following chart shows the breakdown of electricity consumption in 2020 by type of customer:

Electricity demand by type of customer

Source: ADEERA

Peak power capacity records

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Capacity (MW)	21,564	21,949	23,794	24,034	23,949	25,380	25,628	26,320	26,113	25,791
Date	1-Aug	16-Feb	23-Dec	20-Jan	27-Jan	12-Feb	24-feb	8-Feb	29-Jan	4-Feb
Temperature (ºC)	3.5	34.2	35.4	29.6	35.6	35.1	27.7	30.2	34.0	29.5
Hour	20:18	15:10	14:20	15:05	14:13	14:35	14:25	15:35	14:25	14:57

Source: CAMMESA.

On January 25, 2021, at 14:41, there was a 26,450 MW record-breaking demand for electricity in the SADI.

Evolution of the electricity supply

2020 recorded a 2% increase in power generation, with 133,584 GWh and 130,804 GWh volumes for 2020 and 2019, respectively, mainly due to the rise in exports, partially offset by the lockdown.

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Thermal power generation remained as the primary resource to meet the electricity demand, fired with natural gas or liquid fuels (GO and GO) and mineral coal, supplying an electricity volume of 82,333 GWh (62%), followed by hydroelectric power generation, which contributed 28,505 GWh net of pumping (21%), renewable power generation with 12,734 GWh (10%), and nuclear power generation with 10,011 GWh (7%) Additionally, there were imports for 1,204 GWh (56% lower than in 2019), exports for 3,089 GWh (higher than the 261 GWh recorded in 2019), and losses for 4,392 GWh (1% higher than in 2019).

Hydroelectric power generation net of pumping decreased its contribution volume by 18% compared to 2019, mainly due to the droughts that affected the Yacyretá and Salto Grande dams. This decrease was partially offset by the increase in renewable (64%), thermal (3%) and nuclear (26%) generation compared to 2019, mainly on account of the commissioning of the PPA under RenovAr, MAT ER and MEyM Res. No. 287/17, added to the higher nuclear generation as from the start-up of Central Nuclear Embalse’s reconditioning at the end of the first quarter of 2019.

The following chart shows the evolution of electric power generation by source:

Generation by type of power plant

In % and TWh, 2011 - 2020

Note: It includes WEM and Patagonian WEM systems. Hydroelectric power generation net of pumping. Source: CAMMESA.

During 2020, power generation facilities recorded an increase in their installed capacity compared to the previous year, totaling 41,951 MW (+2,247 MW compared to 2019). This increase was mainly due to the commissioning of renewable units under the RenovAr and MAT ER programs for 1,408 MW. In the thermal area, 817 MW were commissioned, mostly under MEyM Res. No. 287/17, including the completion of Genelba Plus’ closing to CC project (199 MW).

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The following table describes the incorporation of new power units in 2020:

Region	Technology	Capacity (MW)
Buenos Aires Metro Area - Northwest Litoral	Biogas	4.1	1,146.7
	CC	395.9
	Wind	477.2
	GT	269.5
Center	Biogas y biomass	4.6	91.1
	CC	55.6
	Wind	22.8
	Diesel y ST	8.1
Midwest - Comahue	Wind	100.5	100.5
Cuyo	Renewable hydro	11.6	23.3
	Solar	11.7
Northeast	Biomass	51.0	51.0
Northwest	CC	199.0	598.8
	Wind	99.8
	Solar	300.0
South - Patagonia	Wind	101.6	134.1
	Diesel	32.5
Total			2,145.5
Thermal			44.6%
Renewable			55.4%

Source: CAMMESA and Pampa Energía’s analysis.

Additionally, the power capacities of CH were adjusted based on their reservoirs for +22 MW, CT for +30 MW, wind power for +213 MW and solar generation for +8 MW. Additionally, GT agreements for -171 MW were terminated.

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The following chart shows the composition of the Argentine installed power capacity as of December 31, 2020:

2020 Argentine installed power capacity

100% = 42.0 GW

Source: CAMMESA.

Fuel supply and consumption3

According to MDP Res. No. 12/19, the fuel supply for power generation and fuel commercial management and procurement was centralized again in CAMMESA as of December 30, 2019, except for generators with Energía Plus and SEE Res. No. 287/17 contracts. Additionally, following the implementation of Plan Gas.Ar, on December 2, 2020 SE Res. No. 354/20 was published, which, among other measures, established an optional scheme for the operating assignment of natural gas and its transportation to CAMMESA, effective as of January 2021 for such exempted generators. Pampa adhered to this scheme. This new scheme set a new thermal dispatch order centralized in CAMMESA, prioritizing units supplied with gas imported from Bolivia under a ToP condition, followed by those provided under Plan Gas.Ar and, lastly, those with gas assigned to CAMMESA.

Regarding fuel consumption, the natural gas used for power plants amounted to 16.3 million dam3 in 2020, representing a 5% decrease compared to the previous year, mainly accounted for by the 7% year-on-year decrease in domestic supply. Consequently, the shortage of fuel to meet electric power generation worsened. Therefore, the purchase of LNG and its re-gasification in Escobar continued, as well as natural gas imports from Bolivia, which experienced an 8% year-on-year increase. Moreover, alternative fuels (FO, GO and mineral coal) were used to meet the demand, in volumes significantly higher than in 2019. The use of FO tripled to 0.6 million ton, whereas the demand for GO and mineral coal doubled.

Price of electricity

The energy authority has continued with the policy launched in the year 2003 whereby the WEM spot price is determined according to the available power generating units’ CVP with natural gas, even if these units are not generating electricity with such fuel (SE Res. No. 240/03). The additional cost for consuming liquid fuels is recognized outside the specified market price as a temporary dispatch surcharge. Moreover, the WEM bears the costs of natural gas and its regulated transportation, in addition to the associated costs in the case of import (SGE Res. No. 25/18 and SE Res. No. 354/20).

3 For further information, see sections 6.1, 7.3 and 7.4 of this Annual Report.

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Evolution of WEM prices

As of November 2019, according to SEE Res. No. 38/19, the approved average monthly spot price for energy is AR$720/MWh. However, the following chart shows the average monthly price that all electricity system users should pay so that the power grid would not run into a deficit. This cost includes the energy price and the power capacity fee, the generation cost, fuels such as natural gas, FO, GO and mineral coal, and other minor items.

Average monthly monomic price

In US$ / MWh

Source: CAMMESA, converted to US dollars at the official FX rate.

Remuneration scheme for generation not covered by contracts

SRRYME Res. No. 1/19: March 2019 - February 2020

SRRYME Res. No. 1/19, which was in effect until January 31, 2020, reduced CT’s remuneration, both for power capacity and operation and maintenance. It also introduced an adjustment factor correlated to the average load factor per thermal unit over the last 12 months.

Thermal power generators

The following chart shows base prices for power capacity applicable to generators not offering DIGO:

Technology / scale	Capacity’s base price (US$ / MW-month)
Large CC capacity > 150 MW	3,050
Small CC capacity ≤ 150 MW	3,400
Large ST capacity > 100 MW	4,350
Small ST capacity ≤ 100 MW, internal combustion engines	5,200
Large GT capacity > 50 MW	3,550
Small GT capacity ≤ 50 MW	4,600
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For agents with a DIGO declaration, a remuneration scheme for seasonal power capacity was established: a) summer (December through February); b) winter (June through August), and c) ‘other,’ which comprises two quarters (March through May, and September through November). The power capacity price was set at US$7,000/MW-month in the summer and winter quarters and at US$5,500/MW-month in the ‘other’ quarters.

Additionally, whether or not the agent had a DIGO declaration, the power capacity weighed a load factor equivalent to the average dispatch factor for the generating unit during the rolling year before the calculation month and applied a coefficient to the power capacity remuneration if the load factor was: i) higher than 70%, 100% was paid; ii) lower than 30%, 70% was paid; and iii) between 30% and 70%, the power capacity remuneration was linearly associated with between 70% and 100%.

Generated energy remuneration values were reduced by US$1/MWh for all technologies except for internal combustion engines, where the reduction was US$3/MWh. The remuneration value for operated energy was reduced from US$2/MWh to US$1.4/MWh.

Finally, the additional remuneration schemes were abrogated: capacity remuneration to encourage DIGO during peak demand periods, variable remuneration for efficiency, and power capacity remuneration for low-dispatch CT.

Hydropower generators

SRRYME Res. No. 1/19 maintained the base prices for power capacity established by SEE Res. No. 19/17, as well as remuneration values for generated and operated energy. However, regarding the power capacity payment, the hours during which a hydroelectric generator was not available due to programmed and agreed maintenance were no longer computed to calculate the power capacity remuneration. However, to mitigate this impact, in May 2019, SME Note No. 46631495 provided a 1.05 factor on the capacity payment.

Other considerations

For generation from unconventional sources, a single remuneration value for generated energy was established at US$28/MWh, or 50% of this value if it is generated before commercial commissioning.

Regarding the refund of the amounts disbursed to generators under the loan agreements for the overhaul in their units, it was established the application of all accrued receivables in favor of agents, as well as a discount scheme in the generator’s revenues equivalent to the maximum between US$1/generated MWh or US$700/MW-month for the unit’s actual availability.

SE Res. No. 31/20: current remuneration scheme

On February 27, 2020, SE Res. No. 31/20 was published in the BO, which modified certain aspects of the remuneration scheme set forth by SRRYME Res. No. 1/19, effective as of February 1, 2020. The new Res. converts the entire remuneration scheme to the local currency at an FX of AR$60/US$ and establishes an update factor from the second month of its application, which follows a formula consisting of 60% CPI and 40% IPIM. Later on, through SE Note NO-2020-24910606-APN-SE#MDP dated April 8, 2020, the SE instructed CAMMESA to postpone applying this factor until further decision. As of the issuance of this Annual Report, the Company has not been notified of any update.

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Thermal power generators

Regarding the values of the previous remuneration scheme, SE Res. No. 31/20 reduces the power capacity remuneration, whether base or guaranteed, depending on its technology. However, for CT with a total installed power capacity lower than or equal to 42 MW, the base power capacity values are set out by SRRYME Res. No. 1/19 remain in effect.

Technology / scale	Capacity base price (AR$/MW-month)	Variation vs. SRRYME Res. No. 1/19*
Large CC capacity > 150 MW	100,650	-45%
Small CC capacity ≤ 150 MW	112,200	-45%
Large ST capacity > 100 MW	143,550	-45%
Small ST capacity ≤ 100 MW, Internal combustion engines capacity > 42 MW	171,600	-45%
Large GT capacity > 50 MW	117,150	-45%
Small GT capacity ≤ 50 MW	151,800	-45%
Small CC capacity ≤ 15MW	204,000	-
Small ST capacity ≤ 15MW	312,000	-
Small GT capacity ≤ 15MW	276,000	-
Internal combustion engines capacity ≤ 42 MW	312,000	-

Note: * It assumes an FX of AR$60/US$.

As regards the remuneration for the offered guaranteed power capacity, the following scheme is in effect:

Period	Capacity base price (AR$/MW-month)	Variation vs. SRRYME Res. No. 1/19*
Summer (December - February) and winter (June - August)	360,000	-14%
Other (March - May and September - November)	270,000	-18%
Internal combust engines ≤ 42 MW, summer/winter	420,000	-
Internal combust engines ≤ 42 MW, other	330,000	-

Note: * It assumes an FX of AR$60/US$.

Moreover, SE Res. No. 31/20 maintains the dispatch factor formula. Still, if the usage factor is lower than 30%, 60% of the power capacity payment is collected (except for internal combustion engines ≤ 42 MW, which maintain the scheme provided for by SRRyME Res. No. 1/29).

The new scheme introduces an additional remuneration in the HMRT of the month, which consists of the 50 recorded hours with the highest thermal generation dispatch each month, grouped in two blocks of 25 hours each. The following will be applied to the average generated capacity:

Period, in AR$/MW-HMRT	First 25 HMRT hours	Second 25 HMRT hours
Summer (December - February) and winter (June - August)	45,000	22,500
Other (March - May and September - November)	7,500	-

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As regards the variable remuneration, it remained unchanged in US$ at an FX of AR$60/US$, and was set at AR$240/MWh for generated units with natural gas, AR$420/MWh with FO, AR$600 with biofuels (except for internal combustion engines, AR$720/MWh) and AR$720/MWh with mineral coal. The remuneration for operated energy was set at AR$84/MWh.

Hydropower generators

SE Res. No. 31/20 adjusted the capacity remuneration and added a new item for HMRT. The 1.05 factor over the power capacity to compensate for programmed maintenance’s impact remained unchanged, and the 1.20 factor for units maintaining control structures on river courses and not having an associated power plant.

Scale	Capacity base price (AR$/MW-month)	Variation vs. SRRYME Res. No. 1/19*
Large HI capacity > 300 MW	99,000	-45%
Medium HI capacity > 120 ≤ 300 MW	132,000	-45%
Small HI capacity > 50 ≤ 120 MW	181,500	-45%
Renewable HI capacity ≤ 50 MW	297,000	-45%
Large pumped HI capacity > 300 MW	99,000	+10%
Medium pumped HI capacity > 120 ≤ 300 MW	132,000	-12%

Note: * It assumes an FX of AR$60/US$.

As regards the HMRT additional remuneration, the following will be applied to the average operated power capacity:

Scale	Capacity HMRT price AR$/MW-HMRT
Large HI capacity > 300 MW	27,500
Medium HI capacity > 120 ≤ 300 MW	32,500
Small HI capacity >50 ≤ 120 MW	32,500
Renewable HI capacity ≤ 50 MW	32,500
Large pumped HI capacity > 300 MW	27,500
Medium pumped HI capacity > 120 ≤ 300	32,500

Weighted by the following coefficients:

HMRT	December - February, June - August	Other
First 25 HMRT hours	1.2	0.2
Second 25 HMRT hours	0.6	-

The prices for generated and operated energy remained unchanged in US$ at an FX of AR$60/US$, being set at AR$210/MWh and AR$84/MWh, respectively. The remuneration for operated energy should correspond with the grid’s optimal dispatch. The provision does not indicate, as it does for thermal generators, which would be the consequence otherwise.

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Implementation criteria

Power plant	Generating unit	Technology	Size	Capacity
CPB	BBLATV29	ST	Large	>100 MW
	BBLATV30	ST	Large	>100 MW
CTG	GUEMTV11	ST	Small	≤100 MW
	GUEMTV12	ST	Small	≤100 MW
	GUEMTV13	ST	Large	>100 MW
CTGEBA	GEBATG01	CC	Large	>150MW
	GEBATG02	CC	Large	>150MW
	GEBATG04[1]	GT	Large	>50 MW
	GEBATV01	CC	Large	>150MW
CTLL	LDLATG01	GT	Large	>50 MW
	LDLATG02	GT	Large	>50 MW
	LDLATG03	GT	Large	>50 MW
	LDLATG04[2]	GT	Large	>50 MW
HIDISA	ADTOHI	HI	Medium	between 120 MW and 300 MW
	LREYHB	Pumped HI	Medium	between 120 MW and 300 MW
	ETIGHI	Renewable HI	-	≤ 50 MW
HINISA	NIH1HI	HI	Small	between 50 MW and 120 MW
	NIH2HI	HI	Small	between 50 MW and 120 MW
	NIH3HI3	HI	Small	between 50 MW and 120 MW
HPPL	PPLEHI01	HI	Medium	between 120 MW and 300 MW
	PPLEHI02	HI	Medium	between 120 MW and 300 MW
	PPLEHI03	HI	Medium	between 120 MW and 300 MW

Note: 1 It applied until the commercial commissioning of Genelba Plus’ CC (July 2, 2020). 2 Only applies the unit’s 26 MW. 3 A 1.20 coefficient applies to remuneration.

With the agreement of ‘Energía Plus’ power generators, CTG’s GUEMTG01 and CTGEBA’s GEBATG03 units’ both energy and available power capacity delivered to the spot market and not committed under the Energía Plus contracts will be remunerated based on the items set out for legacy capacity, the cost of the fuel provided by CAMMESA being excluded from the transaction (SE Res. No. 482/15).

Other considerations

SE Res. No. 31/20 provides a single remuneration value of AR$1,680/MWh for energy generated from an unconventional source, which equals the previous remuneration converted at an FX of AR$60/US$, or 50% of this value if it is generated before commercial commissioning.

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As regards the repayment of the loans for the execution of overhauls, the application of all receivables accrued in favor of generators is established, as well as a discount scheme in the generator’s revenues equivalent to the maximum between AR$60/MWh, or AR$42,000/MW-month for the unit’s actual availability. It is worth highlighting that all overhauls financing owed by Pampa were settled under the Agreement for the Regularization and Settlement of Receivables with the WEM, executed with CAMMESA in August 2019.

Non-spot remuneration for conventional energy

Energía Plus

In September 2006, the SE approved Res. No. 1281/06 implementing Energía Plus scheme to encourage the development of new power generation supply. Power generators, co-generators and self-generators, which as of the date of such Res. are neither WEM agents nor have facilities or interconnection with the WEM, may sell to GU300 the energy used over the Base Demand (the electrical consumption for the year 2005), at a price negotiated between the parties. These power plants should procure fuel and transportation. New GU300 entering the grid consider their Base Demand equal zero.

Under this framework, CTG, EcoEnergía and CTGEBA provide the Energía Plus service to different WEM clients, representing 283 MW gross capacity. It is worth highlighting that, effective as of May 2019, CTG transferred its contracts to CTGEBA, selling its electricity in the spot market. However, as of August 2020, CTG gradually began to sell energy under Energía Plus contracts.

If an agent cannot meet its Energía Plus demand, they should purchase that power in the spot market at the operated marginal cost. Moreover, SE Note No. 567/07, as amended, provided that those GU300 not purchasing their Surplus Demand in Energía Plus should pay the Surplus Demand Incremental Average Charge (Cargo Medio Incremental de la Demanda Excedente, CMIEE). The difference between the actual cost and the CMIEE would be accumulated in an individual account monthly for each GU300 within CAMMESA’s scope. From June 2018, under SE Note No. 28663845/18, the CMIEE became the greater between AR$1,200/MWh or the temporary dispatch surcharge. Additionally, it was provided that movements in each GU300’s account would temporarily not be recorded until further instruction.

Energía Plus contract values are denominated in US$. In certain contracts, prices are adjusted by CAMMESA’s price variation. During the lockdown’s first months, a substantial drop in demand was evidenced, which recovered towards the end of 2020 until reaching 2019 levels. Additionally, Energía Plus continues to be affected by the migration to the MAT ER.

Finally, with the implementation of Plan Gas.Ar, as of January 2021, generators have the option of assigning the operation of gas supply and transportation to CAMMESA, and a centralized dispatch order was set, taking into consideration the fuel designated for generation. Pampa adhered to this scheme.

SE Res. No. 220/07

Aiming to encourage new investments to increase the generation supply, the SE passed Res. No. 220/07, which empowers CAMMESA to enter into ‘WEM Supply Commitment Agreements’ with WEM generating agents for the energy produced with new generation equipment. These are long-term PPA denominated in US$, and the price payable by CAMMESA should compensate the investment made by the plant at a rate of return to be accepted by the SE. CTLL, CTP and CTEB have entered into PPAs with CAMMESA under this Res. for a gross power capacity of 856 MW4.

4 It includes CTLL’s TG04 built under the Agreement to increase thermal generation availability executed in 2014, and which power capacity is partially remunerated under this agreement as from July 2016.

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It is worth highlighting that the 10-year term of the PPA for CTP (30 MW) and CTLL’s TV01 (180 MW) expires in July and November 2021, respectively. On the other hand, CTEB has an expansion project underway to add 280 MW under this scheme, which commissioning is estimated for the first quarter of 2022.

SEE Res. No. 21/16

As a result of the state of emergency in the national electricity sector declared under PEN Executive Order No. 134/15, on March 22, 2016, the SEE issued Res. No. 21/16 launching a call for bids for new thermal power generation capacity with the commitment to making it available through the WEM for 2016/2017 summer, 2017 winter, and 2017/2018 summer periods. Successful bidders entered into a PPA for a fixed price (in US$/MW-month) and a variable price excluding fuels (in US$/MWh) with CAMMESA, which acted as counterparty on behalf of distributors and WEM’s GU.

305 MW are remunerated under this scheme: CTLL’s GT05 for 105 MW and CTPP for 100MW as of August 2017, and CTIW for 100 MW of December 2017.

SEE Res. No. 287/17

On May 10, 2017, the SEE issued Res. No. 287/17 launching a call for tenders for co-generation projects and the closing to CC over existing equipment. The projects should have low specific consumption (lower than 1,680 kcal/kWh with natural gas and 1,820 kcal/kWh with alternative liquid fuels). Moreover, the new capacity should not increase electricity transmission needs beyond the existing capacity; otherwise, the bidder would bear the cost of the necessary extensions.

Awarded projects will be remunerated under a PPA for a term of 15 years, for an available power capacity price plus the non-fuel CVP for the delivered energy and the fuel cost (if tendered), less penalties and fuel surpluses. Power capacity surpluses would be remunerated as legacy capacity.

In September 2017, Pampa was awarded the closing to CC in the Plus unit at CTGEBA for 400 MW within this framework. Commercial operations at open cycle (201 MW) started in June 2019 with the incorporation of GT02, and at closed-cycle mode on July 2, 2020, with the installation of ST02 (199 MW), meeting the originally committed term despite the impacts of COVID-19.

Moreover, and as previously indicated, with the implementation of Plan Gas.Ar, as of January 2021, a scheme for the operating assignment of natural gas supply and transportation to CAMMESA was established under the new centralized dispatch scheme. Pampa acceded to this scheme and agreed to execute an addendum to the PPA with CAMMESA to set the applicable modifications. This addendum has not been executed as of this date.

Non-spot remuneration for renewable energy

In October 2015, Law No. 27,191 (regulated by DNU No. 531/16) was passed, which amends Law No. 26,190 on promoting renewable energy sources. Among other measures, it provided that by December 31, 2025, 20% of the total demand for energy in Argentina should be covered with renewable energy sources5. To meet such objective, WEM’s GU and CAMMESA should cover 8% of their demand with such sources by December 31, 2017, the percentage rising every two years until meeting this objective. The agreements entered with GU and GUDI may not have an average price exceeding US$113/MWh.

Additionally, said law stipulates several incentives, including tax benefits (advance VAT return, accelerated depreciation on the income tax return, import duty exemptions, etc.) and the creation of the Fund for the Development of Renewable Energy (Fondo para el Desarrollo de Energía Renovables, FODER), which is destined, among other objectives, to the granting of loans, capital contributions, etc. for the financing of these projects.

5 As from December 2016, CH with a power capacity lower than 50 MW are classified as renewable sources of energy.

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RenovAr

In 2016, rounds 1 and 1.5 under the RenovAr Program were launched under MEyM Res. No. 71/16 and 252/16, respectively. In round 1, 29 projects were awarded for a total of 1,142 MW (97% of which were wind and solar energy projects), including our 100 MW PEMC project in the Province of Buenos Aires commissioned in June 2018. In round 1.5, 30 projects were awarded for 1,281.5 MW (100% wind and solar energy projects). In 2017, round 2 was launched according to MEyM Res. No. 275/17, under which 88 projects were awarded for a total of 2,043 MW (89% of which were wind and solar energy projects). Finally, in 2018 round 3 (MiniRen) was launched for smaller-scale renewable projects (up to 10 MW), and 246 MW projects were awarded.

It is worth highlighting that the GHG reductions resulting from the power capacity installed throughout the national territory under RenovAr —including any other project to meet the WEM’s renewable goal set by Law No. 27,191— should be considered as the Federal Government’s contribution to the United Nations Framework Convention on Climate Change and the Paris Agreement.

MAT ER

MEyM Res. No. 281/17 issued on August 18, 2017, regulated the MAT ER regime, which sets the procurement conditions for WEM GU and GUDI’s demand obligation from renewable sources through the individual purchase within the MAT ER or self-generation from renewable sources. Furthermore, it regulates the conditions applicable to generation projects. Specifically, it created the RENPER, where such projects should be registered.

Projects destined to the MAT ER should not be committed under other remuneration mechanisms (e.g., the RenovAr Program). Surplus power generation exceeding commitments with MAT ER is remunerated for up to 10% of the power generation at the minimum price for the applicable technology under the RenovAr Program. The balance will be sold in the spot market.

Furthermore, agreements executed under the MAT ER regime should be administered and managed following the WEM Procedures. The contractual terms —life, allocation priorities, prices and others, except for the maximum price set forth by Law No. 27,191— may be freely agreed upon between the parties. However, the committed volumes should be limited by the generator’s renewable energy or supplied by other generators or suppliers with MAT ER agreements in place.

Pampa registered the PEPE II and III projects with the RENPER and requested the corresponding dispatch priority, which was granted for both projects’ total capacity. On May 10, 2019, CAMMESA gave the commissioning of PEPE II and III. The generated energy is sold under PPA in US$ with private parties; therefore, when expressed in AR$, they are exposed to nominal exchange rate variations. The average term amounts to approximately five years.

In terms of volume, the drop in energy demand by GU as a result of COVID-19 and the macroeconomic context has not significantly affected the MAT ER segment, as these contracts were mainly destined to meet the base demand. In this sense, on top of our own generation from PEPE II and III, the Company began commercializing third-party generators’ renewable energy for an approximate volume of 2 MW, contributing to increasing the MAT ER margin segment.

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5.2       Transmission6

Evolution of the high-voltage transmission system

The following chart shows the evolution of the transformation capacity’s cumulative growth and the number of km of high-voltage transmission system lines, compared to the cumulative percentage growth of peak demand since 1992.

Evolution of the transmission system

Cumulative growth (in %)

Source: Transener and CAMMESA.

As illustrated in the graphic above, the High-Voltage Transmission System has grown significantly since 2005, mainly due to the implementation of the 500 kV Transmission Federal Plan. Implementing this Federal Plan has provided the SADI with more stability and better conditions to meet the rising demand.

Transener’s tariff situation

2005 Memorandum of Understanding

The Public Emergency and Exchange Rate Regime Reform Law (Law No. 25,561) imposed public utilities, such as Transener and its subsidiary Transba, to renegotiate their agreements in force with the Government while continuing to supply electricity services. This scenario has significantly affected Transener and Transba’s economic and financial situation.

In May 2005, Transener and Transba signed with the UNIREN the Memorandums of Understanding stipulating the terms and conditions for updating the Concession Agreements. The parties agreed to perform an RTI before the ENRE, to establish a new tariff regime for Transener and Transba, which should have come into force in 2006, and to stipulate a recognition of variations in operating costs incurred until the entry into effect of the new tariff regime resulting from the RTI.

Since 2006, Transener and Transba have repeatedly requested the ENRE to regularize compliance with the commitments stipulated in the Memorandum of Understanding, expressing the demand to launch the RTI process. Moreover, Transener and Transba filed their respective tariff claims for their assessment, holding a public hearing and the definition of the new tariff scheme.

6 For further information, see sections 7.2 and 8.5 of this Annual Report.

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Instrumental Agreement

In December 2010, Transener and Transba entered into an Instrumental Agreement to UNIREN’s Memorandum of Understanding with the SE and the ENRE, which mainly recognized a credit claim in favor of Transener and Transba for cost fluctuations incurred between June 2005 – November 2010, calculated as per the Cost Variation Index established in the Memorandum of Understanding. These receivables were assigned in consideration of disbursements by CAMMESA, which were executed through loan agreements.

Upon collecting these receivables and still without the RTI, in May 2013 Transener and Transba, respectively, executed with the SE and the ENRE a Renewal Agreement, effective until December 31, 2015, which, among other provisions, acknowledged a credit claim for cost variations recorded during the December 2010 – December 2012 period. Given the repeated delays in implementing the Memorandum of Understanding’s RTI, the SE and ENRE successively extended the recognition of higher costs up to and including November 2015. The Renewal Agreement expired in May 2016 and, without any pending recognized receivables, Transener and Transba continued collecting the loans granted by CAMMESA, which were disclosed as liabilities. Finally, on December 26, 2016, Transener executed the final agreement with the SE and the ENRE, which recognized credits for cost variations in favor of Transener and Transba for the December 2015 - January 2017 period. On June 19, 2017, CAMMESA made the last disbursement, thus offsetting all receivables for cost variations.

RTI

ENRE Res. No. 66/17 and No. 73/17 in February 2017, as amended, established the 2017/2021 five-year period’s tariffs. Moreover, the ENRE established the remuneration update mechanism, the service quality system and applicable penalties, the reward system, and the investment plan to be executed by both companies during such period. In October 2017, the ENRE issued Res. No. 516/17 and No. 517/17 partially upholding the Motions for Reconsideration filed by Transener and Transba and establishing, retroactively as of February 2017, an AR$8,629 million and AR$3,575 million recognized capital base and AR$3,534 million and AR$1,604 million annual regulated income for Transener and Transba, respectively.

The purpose of the semiannual adjustment mechanism stipulated in the RTI is to keep real-term values for remunerations collectible by Transener and Transba during the whole RTI’s five-year period. The adjustment formula considers the variations during such semester in the IPIM, ‘Manufactured Products’ item, the CPI and the Salary Index published by the INDEC, which are weighted based on the cost structure and average investments for the 2017-2021 period in the RTI. This mechanism contemplates a trigger clause that weighs the IPIM and the CPI semiannual variations published by the INDEC, ascertained at a deviation equal to or higher than 5%.

For the December 2016 – June 2017 period, the trigger clause reached 9.02%, and, therefore, the semiannual adjustment for Transener and Transba remuneration was activated but deferred until December 15, 2017, when ENRE issued Res. No. 627/17 and No. 628/17 updating Transener and Transba’s remunerations by 11.35% and 10.96%, respectively, for the December 2016 – June 2017 period, retroactively to August 1, 2017.

ENRE Res. No. 37/18 and No. 38/18 issued on February 19, 2018, later amended by ENRE Res. No. 99/18 and 100/18 on April 5, 2018, updated Transener and Transba’s remunerations by 24.15% and 23.39%, respectively, for the December 2016 – December 2017 period as from February 1, 2018. On November 16, 2018, the ENRE issued Res. No. 280/18 and No. 281/18 updating Transener and Transba’s remunerations by 42.55% and 43.25%, respectively, for the December 2016 – June 2018 period, effective as from August 1, 2018.

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On March 22, 2019, the ENRE issued Res. No. 67/19 and No. 68/19 updating Transener and Transba’s remunerations by 78.41% and 81.26%, respectively, for the December 2016 – December 2018 period, effective as from February 1, 2019. On September 25, 2019, the ENRE issued Res. No. 269/19 and No. 267/19 updating Transener and Transba’s remunerations by 112.41% and 115.75%, respectively, for the December 2016 – June 2019 period, retroactively to August 1, 2019.

The Solidarity Law and its supplementary provisions, which entered into force on December 23, 2019, provided that electricity tariffs under federal jurisdiction would remain unchanged for a maximum term of 450 days or until new transitory tariff schemes are in force. The PEN was vested with the power to begin an extraordinary review of the current RTI. The ENRE has not instructed CAMMESA regarding Transener’s semiannual update, which according to the RTI, should have been applied on February 1 and August 1, 2020, and February 1, 2021. On the other hand, on December 17, 2020, DNU No. 1020/20 was issued, launching the RTI renegotiation for a term that could not exceed two years from its publication. Finally, on March 3, 2021, the ENRE called for a public hearing to consider Transener and Transba’s transitory tariff regime, which will occur on March 29, 2021 (Res. No. 54 and 55/21, respectively).

Distribution of transmission costs among WEM users

SEE Res. No. 1085/17 issued on November 28, 2017, and effective as of December 1, 2017, established the methodology for distributing costs associated with the remuneration of transmission companies among its users (distributors, GU, self-generators and generators). These costs are allocated based on the demand and/or contribution of energy by each WEM agent directly and/or indirectly associated with the DisTro, after discounting costs assigned to generating agents as operational and maintenance costs for connection and transformation equipment.

It is worth highlighting that distribution companies' prices in consideration of electric power transmission within the WEM are calculated together with each Seasonal Programming or Quarterly Reprogramming. In the case of distributing agents whose demand is connected to different DisTros, their demand’s percentage corresponding to each DisTro will be established, and the price will contemplate the demand and the price on a weighted basis. Furthermore, prices applicable to GU within the WEM are calculated in the economic transaction monthly. In the case of WEM’s GU not directly associated with the high-voltage transmission and/or DisTro, the applicable monthly value will correspond to the connecting agent.

5.3       Distribution7

Edenor’s tariff situation

Memorandum of Understanding with the Federal Government

In February 2006, Edenor entered into a Contract Renegotiation Memorandum of Understanding with the UNIREN, which established, effective as from November 2005, a 23% increase in the average VAD and a 5% additional VAD increase to be allocated to certain specific investments in capital goods. Furthermore, it provides for the inclusion of a social tariff, quality standards for the service to be rendered, and a minimum investment plan in the electricity grid to be performed by Edenor and the performance of an RTI. Upon the failure to perform the RTI, the SE and the ENRE passed several transitory measures seeking to reduce Edenor’s operating and asset deterioration resulting from the tariff freeze. The background and the current tariff situation are disclosed below.

7 For further information, see sections 7.2, 7.5 and 8.2 of this Annual Report.

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SE Res. No. 250/13

Since May 2013, the SE provided the recognition of costs owed to Edenor resulting from the partial application of the MMC, which was lower than the actual increase. MMC was stipulated in the 2007 Contractual Renegotiation Agreement, which was not duly passed on to tariffs. SE Res. No. 250/13 implemented this measure and its subsequent extensions, which allowed for the offsetting of this recognition with Edenor’s liabilities under PUREE and with CAMMESA for energy purchases. However, in February 2016, the SE issued Res. No. 6/16 abrogating the MMC.

ENRE Res. No. 347/12

ENRE Res. No. 347/12 applied a differential fixed amount to each of the different tariff categories, except for customers exempt from paying the tariff scheme provided for by ENRE Res. No. 628/08. Such amounts —which continued to be deposited in a special account and were used exclusively to execute infrastructure and corrective maintenance works in Edenor’s facilities within the concession area— were managed by the FOCEDE. ENRE Res. No. 2/16 terminated the FOCEDE trust on January 31, 2016, and established a new system for the funds collected according to ENRE Res. No. 347/12, which Edenor managed. With RTI’s implementation in February 2017, these amounts ceased to be charged as a special item on customer bills.

Loan Agreements – Extraordinary investments plan

Due to the delay in obtaining the RTI, the Federal Government granted Edenor loans to the investments plan it may deem appropriate. Under MEyM Res. No. 7/16, CAMMESA suspended, as from February 2016 and until receiving further instructions, all effects from the executed loan agreements and the transfer of resources to distribution companies on behalf of the FOCEDE trust and, therefore, the new works plan would be financed exclusively with tariff proceeds. The Federal Government offset the amounts owed by Edenor under loan agreements and works in the Liabilities Regularization Agreement entered on May 10, 2019.

SE Res. No. 32/15

SE Res. No. 32/15, passed in March 2015, implemented a transitory increase in Edenor’s income from February 2015 to be charged against the RTI. Moreover, according to this provision, the amounts collected under the PUREE program were deemed part of Edenor’s income. This Res. did not generate tariff increases for customers but was directly transferred by the Federal Government.

However, in January 2016, ENRE Res. No. 7/16 ordered the performance of all necessary acts to conduct Edenor’s RTI, annul the tariff schemes of SE Res. No. 32/15, and adjust the VAD to be charged against the RTI, thus canceling the PUREE and suspending the investments loan agreements. Consequently, the ENRE issued Res. No. 1/16 and 2/16 granting a new tariff scheme for Edenor effective as from February 2016. In September 2016, Edenor filed its RTI tariff proposal, clarifying that it did not contemplate the damages resulting from the failure to timely and adequately implement the Memorandum of Understanding or the collection of income necessary to face the liabilities Edenor had to incur as a result.

RTI

ENRE Res. No. 63/17, as amended, established the final tariff schemes, the review of costs, required quality levels and other rights and obligations by Edenor for the five years starting February 2017. A 42% cap was set in the VAD increase resulting from the RTI as from February 2017, the remaining increase being completed in November 2017 and February 2018. The VAD difference resulting from the gradual application was updated in real terms and incorporated in 48 installments payable as of February 2018. However, both the 11.6% CPD update contemplated for August 2017 and the 18% VAD increase scheduled for November 2017 were deferred to December 2017 and adjusted retroactively (ENRE Res. No. 603/17).

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In February 2018, the last 17.8% VAD increase and the 22.5% CPD update were applied. The total deferred amount of AR$6,343 million was considered recoverable in 48 installments, subject to an annual review each February for 2019 through 2021. It is worth highlighting that the 22.5% CPD update contemplated a -2.51% E-factor adjustment stimulating efficiency, passing on to the distributor’s users the expected efficiency gains as from i) X factor, which captures gains resulting from management optimization and the existence of economies of scale, which reduces the CPD; and ii) Q investments factor, which captures the impact of the cost of capital and the evolution of exploitation costs resulting from investments made by the company, which increases the CPD. In August 2018, the CPD for February - July 2018 was calculated at 15.85%. Still, in agreement with the MinEn, only 7.925% was applied, the balance being payable in six consecutive monthly installments effective as from February 2019 (ENRE Res. No. 208/18).

In March 2019, there was a 24%8 CPD update corresponding to the July 2018 – January 2019 semester, retroactive to February 2019, and a 7.925% increase which was timely deferred in August 2018, retroactive to that date (ENRE Res. No. 27/19). Compensatory amounts for the retroactivity were collected in five installments. In September 2019, Edenor agreed to postpone the 19.05% CPD update for August 2019 until January 2020, maintaining the retroactive amounts applied in March - July 2019 period for the CPD, the balance being recoverable in 7 consecutive monthly installments as from January 2020. Besides, the payment of penalties was postponed until March 2020 in 6 monthly installments.

With the entry into effect of the Solidarity Law and its supplementary provisions, on December 23, 2019, it was established that electricity tariffs under federal jurisdiction would remain unchanged for a maximum term of 450 days or until new transitory tariff schemes are in force, ratified by the ENRE on December 27, 2019. Edenor has not received instructions from the ENRE for the semiannual remuneration update, which according to the RTI, should have been applied on August 1, 2019, February 1 and August 1, 2020, and February 1, 2021. Moreover, the PEN was vested with the power to begin an extraordinary review of the current RTI. On December 17, 2020, DNU No. 1020/20 was issued, launching the RTI renegotiation for a term that could not exceed two years from its publication. Finally, on March 3, 2021, the ENRE called for a public hearing to consider Edenor’s transitory tariff regime, which will occur on March 30, 2021 (Res. No. 53/21).

Seasonal electricity prices

In February 2019, SGE Res. No. 366/18 and ENRE Res. No. 25/19 abrogated the Federal Government’s social tariff and the savings discount scheme. Moreover, the power capacity reference price was set at AR$80,000/MW-month, the stabilized price for DisTro and Edenor’s main distribution remained at AR$64/MWh and AR$0/MWh, respectively. Energy reference prices were set at AR$2,762/MWh for GUDI and at AR$1,852/MWh for the remaining users. This resolution provided for certain gradual increases in 2019, but they were suspended in April 2019, except for energy reference prices for GUDI and non-residential users at AR$2,911/MWh and AR$1,985/MWh as from May 2019, respectively, which as of this date have not been passed on to the tariff schemes (SRRYME Res. No. 14/19).

As of March 2021, according to SE Res. No. 131/21, the reference price for GUDI increases to AR$5,500/MWh (except for public health and education bodies and entities). In contrast, the rest of the prices applicable to the final demand have not been modified.

Regularization of liabilities and Edenor’s concession jurisdiction

As regards the debt for electricity purchases that distributors owe CAMMESA as of September 2020, on January 21, 2021, the SE established a Special Liabilities Regularization Scheme, aiming to grant a solution for a sustainable balance sheet and guarantee the service quality in the context of extended tariff freeze exacerbated by the pandemic. The Scheme recognizes receivables to offset debt equivalent to up to 5 times the monthly average bill for the last rolling year or reaching 66% of the existing debt and offers a payment plan for the surplus amount.

8 Including the -1.59% E Factor stimulating efficiency.

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Moreover, on January 19, 2021, it was agreed to nullify the transfer of concession jurisdiction of Edenor from the Federal Government to the Province of Buenos Aires and the City of Buenos Aires. Consequently, the ownership and nature of the Granting Power of the public electricity distribution utility in the concession area of Edenor remain in the jurisdiction of the Federal Government.

New Framework Agreement

On December 16, 2020, the Agreement for the Development of the Preventive and Corrective Work Program for the Electrical Distribution Grid of the Metropolitan Area of Buenos Aires was entered into with the Federal Government. To guarantee electricity supply to said area’s low-income neighborhoods, the Federal Government’s amounts due to Edenor for electricity consumptions in shantytowns and low-income communities as of December 31, 2020, will fund the grids’ preventive and corrective maintenance Works Program.

Edenor’s residential tariff positioning

Consumption: 275 kWh per month; monthly bill in US$ including taxes

Note: For the social tariff, it is considered without savings and without cap. Reference FX: AR$84.15/US$.
Source: Edenor.

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6.   The Argentine oil and gas market

6.1       Hydrocarbon exploration and exploitation

The Argentine energy matrix

Natural gas and oil constitute the main energy sources in the national primary energy matrix. The following chart illustrates their shares as of December 31, 2019, as there is no available information for the year 2020:

2019 Argentine energy matrix

100% = 77.2 million TOE

Note: The chart does not include other primary sources for 6.3%. Source: SGE.

Natural gas

In 2020, the total gross natural gas production amounted to 123 million m3 per day, representing a 9% decrease compared to the volumes produced in 2019. This variation is due to the decline recorded in the country’s basins, mainly in the Neuquina Basin (-8 million m3 per day) and, to a lesser extent, in the Golfo de San Jorge and Austral Basins (-3 million m3 per day) as a result of the lower activity on account of the continuous fall in market prices and the demand contraction resulting from the impact of COVID-19.

Although domestic consumption experienced a 5% year-on-year decrease for the second consecutive year, domestic gas production could not meet the demand, a deficit evidenced since 2003, so the Federal Government resorted mainly to natural gas imports and the use of alternative fuels. In 2020, Bolivia's supply averaged 15 million m3 per day (6% higher than in 2019), and seaborne LNG at the Escobar port recorded an average of 5 million m3 per day (5% higher than in 2019). Moreover, as in 2019, no imports of regasified LNG from Chile were recorded in 2020. On the other side, gas and LNG exports decreased by 29% compared to 2019, to a total of 4 million m3 per day, representing 3% of the total domestic production in 2020.

Based on the last annual information published by the SGE, as of December 31, 2019, the country's total natural gas reserves and resources reached 1,140,445 million m3, of which 35% were proven reserves. Moreover, 57% of the total reserves and resources were unconventional. In a year-on-year comparison, total reserves and resources have experienced a slight 1% increase, especially resources, which have risen by 4%, totaling 415,020 million m3.

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Evolution of natural gas production, and reserves and resources*

In billion m3, 2006-2020

Note: * There is no available information on reserves and resources for the year 2020. Production is gross. Source: SGE.

Oil

In 2020, total oil production amounted to 77 thousand m3 per day, 5% lower than the volumes produced in 2019 (81 thousand m3 per day), thus reversing the upward trend over the last two years, mainly on account of the demand contraction resulting from the impact of COVID-19, experiencing a 12% decline compared to 2019. In April and May, the months most impacted by the lockdown, the consumption of crude oil decreased by 35% compared to the same period of 2019, then gradually recovering although without reaching 2019 consumption levels and finishing the month of December -7% year-on-year variation.

Based on the last annual information published by the SGE, as in 2019, no oil imports were recorded in 2020. On the other hand, due to the sharp drop in domestic demand caused by the ASPO, oil exports amounted to 12.3 thousand m3 per day in 2020, a volume 18% higher than in 2019. This volume represented 16% of the total domestic production during 2020.

As of December 31, 2019, total oil reserves and resources within the country totaled 832,098 thousand m3, of which 49% were proven reserves. In addition, 32% of the total reserves and resources were unconventional. In a year-on-year comparison, total reserves and resources have recorded a 4% increase. Furthermore, resources totaled 163,252 thousand m3, 4% lower than the levels recorded as of December 31, 2018.

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Evolution of oil production, and reserves and resources*

In million m3, 2006-2020

Note: * There is no available information on reserves and resources for the year 2020. Source: SGE.

The Argentine Hydrocarbons Law

On October 29, 2014, the National Congress enacted Law No. 27,007 amending Hydrocarbons Law No. 17,319, which considered new drilling techniques in the industry and mainly introduced changes to terms and extensions of exploration permits and exploitation concessions, levies and royalty rates, the incorporation of concepts for on and off-shore unconventional exploration and exploitation, and a promotion regime according to Executive Order No. 929/13, among others. The main changes introduced by Law No. 27,007 are detailed below:

Unconventional hydrocarbons exploitation

The Law conferred legal status to the concept of ‘Hydrocarbon Unconventional Exploitation Concession’ created by Executive Order No. 929/13. The term hydrocarbon unconventional exploitation is defined as the extraction of liquid and/or gaseous hydrocarbons by unconventional stimulation techniques applied in reservoirs situated in geological formations of schist rock or slate (shale gas or shale oil), tight sandstone (tight sands, tight gas, tight oil), coal bed methane and/or deposits characterized, in general, by the presence of low permeability rocks.

Holders of exploration permits and/or exploitation concessions will be entitled to request a hydrocarbon unconventional exploitation concession to the enforcement authority under the following terms:

•	The exploitation concessionaire may request, within its block, the subdivision of the existing block into new hydrocarbon unconventional exploitation blocks and the granting of a hydrocarbon unconventional exploitation concession. Such request will be based on developing a pilot plan aiming at the commercial exploitation of the discovered reservoir according to acceptable technical and economic criteria.
•	Holders of a hydrocarbon unconventional exploitation concession also being holders of a preexisting and adjacent exploitation concession may request both blocks' unification as a single hydrocarbon unconventional exploitation concession, provided they duly demonstrate the geological continuity of these blocks. Such request should be based on the development of a pilot plan.

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Terms for exploitation concessions and permits

The terms for the exploration permits will be established in each tender issued by the enforcement authority according to the exploration’s purpose (conventional or unconventional):

i.	Conventional exploration: the basic term is divided into two periods of up to three years each, plus an optional extension of up to five years. In this way, the maximum extension for exploration permits is reduced from fourteen to eleven years;
ii.	Unconventional exploration: the basic term is divided into two periods of four years each, plus an optional extension of up to five years, that is, up to a maximum of 13 years; and
iii.	On and off-shore exploration: the basic term is divided into two periods of three years each, plus an optional extension of one year each.

Upon expiring the first period of the basic term, the exploration permit holder will decide whether to continue exploring the block or transfer it back in whole to the Government. The whole originally granted block may be kept provided the obligations arising from the permit have been appropriately met. Upon the expiration of the basic term, the holder of the exploration permit will revert the whole block unless it exercises its right to extend the period, in which case the reversion will be limited to 50% of the remaining block.

Exploitation concessions will be granted for the following terms, which will be computed as from the granting resolution’s date:

i.	Conventional exploitation concession: 25 years;
ii.	Unconventional exploitation concession: 35 years; and
iii.	On and off-shore exploitation concession: 30 years.

Moreover, the holder of an exploitation concession may, with a minimum one-year notice before the concession’s expiration, request indefinite extensions for a 10-year term each, provided it has adequately met its obligations as exploitation concessionaire, hydrocarbons are produced in said block and files an investment plan consistent with the concession’s development.

Awarding of blocks

Law No. 27,007 proposes drafting a standard bid form that the SE and the provincial authorities will jointly make and adjust to all tenders. Also, said law introduces a specific criterion for awarding permits and concessions by incorporating the specific parameter of ‘greater investment or exploration activity’ as tie-breaker, at the PEN or the Provincial Executive Branch’s duly supported discretion, as applicable.

Levy and royalties

The amended Argentine Hydrocarbons Law set the values for the exploration and exploitation levy established by Executive Order No. 1,454/07; such values may, in turn, be generally updated by the PEN. The current values for each levy and royalty are detailed below.

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Levy

Law No. 27,007 set the levy values per km2 or fraction to be paid annually and in advance by the permit holder. The exploitation permit will amount to AR$4,500. In contrast, for the exploration permit, the following values will apply: AR$250 in the first period and AR$1,000 in the second period of the basic term; and AR$17,500 during the first year of the extension, with a 25% annual cumulative increase.

The amount payable for the second period of the basic term and the extension period may be readjusted by offsetting it with exploration investments made until reaching 10% of the levy per km2 applicable for the period.

On September 26, 2019, the Province of Neuquén published new levy values per km2 or fraction effective for the said province as from 2020. The exploitation levy was set at AR$22,410, and the exploration levy, at AR$1,245 for the first period, AR$4,980 for the second period, AR$7,470 for the third period, and AR$87,150 for the extension period (Executive Order No. 2032/19).

As of 2021, PEN Executive Order No. 771/20 set a maximum levy in AR$ equivalent to a certain volume of oil at the average domestic market price9, at the BNA’s FX rate effective last business day before payment. This scheme is applicable nationwide (including the Province of Neuquén). The exploitation concession amounts to 8.28 barrels. The exploration permit applies 0.46 barrels in the first period and 1.84 barrels in the second period of the basic term; and 32,22 barrels during the extension period.

Royalties

Royalties are defined as the only revenue the jurisdictions holding title to the hydrocarbons will collect, in their capacity as grantors, from hydrocarbons production. The percentage the exploitation concessionaire should pay monthly to the grantor as royalty remains at 12% of the proceeds derived from liquid hydrocarbons production extracted at the wellhead. Natural gas production will bear a like percentage of the value of extracted and used volumes and will be payable monthly. In the case of extension, up to 3% additional royalties’ payment is applicable upon the first extension but limited to an 18% rate.

For the conduction of hydrocarbon conventional exploitation complementary activities, from the granted concession's expiration and within the hydrocarbon’s unconventional exploitation concession, the enforcement authority may fix additional royalties up to 3% above the current royalties, up to a maximum of 18%, as applicable.

The PEN or the Provincial Executive Branch, as applicable, acting in its capacity as granting authority, may reduce by up to 25% the applicable royalties to the hydrocarbons production during a term of 10 years after the conclusion of the pilot project in favor of companies requesting a hydrocarbon unconventional exploitation concession within a period of 36 months as from Law No. 27,007’s effective date.

Extension bond

For exploitation concession extensions, Law No. 27,007 empowers the enforcement authority to establish the payment of an extension bond, capped by the amount resulting from multiplying the remaining proven reserves at the expiration of the concession by 2% of the average basin price applicable to the specific hydrocarbon during a term of 2 years before the granting of the extension.

9 Corresponding to the first semester of the year prior to settlement.

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Exploitation bond

The enforcement authority may establish the payment of an exploitation bond, capped by the amount resulting from multiplying the remaining proven reserves associated with the exploitation of conventional hydrocarbons at the expiration of the granted concession by 2% of the average basin price applicable to the specific hydrocarbons for the two years before the granting of the unconventional hydrocarbon exploitation concession.

Transportation concessions

Transportation concessions (so far granted for 35 years) are now awarded for the same term as the originating exploitation concession, with the possibility of receiving subsequent extensions up to 10 years each. Thus, transportation concessions originating in a conventional exploitation concession will have a basic 25-year term. In contrast, an unconventional exploitation concession will have a basic 35-year term, each plus any granted extension term. After these terms expire, the facilities will be transferred back to the Federal or Provincial Government, as applicable, by operation of law and without any charges or encumbrances.

Uniform legislation

Law No. 27,007 provides for two types of non-binding commitments between the Federal Government and the provinces regarding tax and environmental issues:

i.	Environmental Legislation: it provides that the Federal Government and the provinces seek to establish uniform environmental legislation primarily aiming to apply the best environmental management practices to hydrocarbon exploration, exploitation, and/or transportation to further develop the activity while adequately protecting the environment.
ii.	Tax System: it provides that the Federal Government and the provinces will seek to adopt a uniform fiscal treatment encouraging the development of hydrocarbon activities in their corresponding territories in adherence with the following guidelines:
−	The gross receipts tax rate applicable to the extraction of hydrocarbons will not exceed 3%;
−	The freezing of the current stamp tax rate and the commitment not to charge with it any financial contracts executed to structure investment projects, guarantee and/or warrant investments; and
−	The provinces and their municipalities commit not to impose new taxes —or increase the existing ones— on permit and concession holders. Exceptions are service compensation rates, improvement contributions and general tax increases.

Restrictions on the reservation of blocks for national or provincial government-controlled companies

The amendment to the Argentine Hydrocarbons Law restricts the Federal Government and the provinces from reserving new blocks in the future in favor of public or mixed companies or entities, irrespective of their legal form. Thus, contracts entered by local companies for the exploration and development of reserved blocks before this amendment are safeguarded.

Associative schemes may be used in blocks that have already been reserved in favor of public companies and have not yet been awarded under joint venture agreements with third parties. In which case, such companies' participation during the development stage will be proportional to their investments. In this way, the ‘carry’ system during the blocks’ development or exploitation stage has been done away. Such system has not been prohibited for the exploration stage.

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Conventional and unconventional hydrocarbon investment promotion regime

On July 11, 2013, the PEN issued Executive Order No. 929/13, which created the Investment promotion regime for the exploitation of hydrocarbons —both conventional and unconventional— to encourage investments and the concept of unconventional exploitation concession.

Law No. 27,007 extended the benefits of the Promotion Regime to hydrocarbon projects involving a minimum of US$250 million direct investment denominated in foreign currency, assessed at the time the hydrocarbon exploitation investment project is presented, to be invested during its first three years. Before the amendment, the Promotion Regime benefits reached investment projects denominated in foreign currency for a minimum of US$1,000 million amount during a term of 5 years.

Holders of exploration permits and/or hydrocarbon exploitation concessions, and/or third parties associated and registered with the National Registry of Hydrocarbon Investments submitting this kind of projects will enjoy, as from the third year of execution, the right to freely sell abroad 20% and 60% of the liquid and gaseous hydrocarbon production in the case of conventional and unconventional exploitation projects and offshore projects, respectively, with a 0% export duty, if applicable. Moreover, they will have free availability of 100% of the foreign currency derived from the exportation of these hydrocarbons, provided the applicable projects have involved a minimum of US$250 million entry of foreign currency into the Argentine financial market.

During periods in which the national hydrocarbon production is insufficient to meet domestic supply under Section 6 of the Argentine Hydrocarbons Law, the subjects covered by the Promotion Regime will have, as from the third year following the execution of their respective investment projects, the right to obtain a price not lower than the reference export price (without computing the incidence of any applicable withholdings) from the exportable liquid and gaseous hydrocarbon percentage produced under such projects.

According to these investment projects, Law No. 27,007 provides for two contributions payable to the producing provinces, where the investment project is developed: (i) 2.5% of the investment amount paid by the project holder, destined to corporate social responsibility projects; and (ii) an amount determined by the Hydrocarbon Investments Committee paid by the Federal Government, based on the size and scope of the investment project, destined to infrastructure projects.

Regulations specifically applicable to the gas market10

Plan Gas.Ar

On November 16, 2020, Plan Gas.Ar was created to promote the production of Argentine natural gas and manage the impact of gas's cost on the tariff of the Priority Demand. The term for onshore production is four years, with an additional four years for offshore production, as from January 2021 (DNU No. 892/20).

The SE instrumented a tender between producers as sellers, and CAMMESA, natural gas distributors and IEASA as purchasers, for a total base volume of 70 million m3/day, extendable for the winter period (May – September), with 100% daily DoP and 75% monthly ToP condition for CAMMESA and quarterly for gas distributors and IEASA. The DoP constitutes 70% of the awardees’ production commitment.

The maximum base price was set at US$3.7/MBTU. A 0.82 factor will adjust the award price for the non-winter period, 1.25 for the winter period, and 1.30 for the additional volume during winter. The purchasers, CAMMESA and IEASA, will pay the price awarded in the tender. In contrast, gas distributors will pay the price from the tariff scheme in force, and the Federal Government will offset the balance of the awarded price.

10 For further information, see sections 7.2, 7.4 and 8.3 of this Annual Report.

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On December 15 and 29, 2020, the SE awarded 67.4 million m3/day of natural gas (55% destined to power plants) at an average annual base price of US$3.5/MBTU and an additional volume during the winter period of 3.6 million m3/day at US$4.7/MBTU. Pampa was awarded a base volume of 4.9 million m3/day at US$3.6 per million BTU and an additional 1.0 million m3/day volume during the winter period at US$4.7 per million BTU.

Finally, on February 22, 2021, under Res. No. 129/2021, the SE called for a second round to award additional winter gas volumes in the Neuquina and the Austral Basins, with a daily growing DoP and a monthly 100% ToP. The first round awardees may tender up to a maximum price equivalent to the price awarded in the first round. According to SE Res. No. 169/21, a total amount of 3.3 million m3/day at US$4.7/MBTU. Pampa participated in this round and tendered 0.8 million m3/day at US$4.7/MBTU. Additionally, the awarded companies will enter into a contract with IEASA.

Natural gas for the residential and CNG segment

Priority Demand and CEE

In June 2016, criteria were established to guarantee the Priority Demand's meeting through the CEE in case of operational emergencies that may affect its regular operation (MEyM Res. No. 89/16, as amended). In June 2017, the procedure for the administration of dispatch in the CEE was approved (ENARGAS Res. No. 4502/17). If the CEE did not reach an agreement, ENARGAS defines the required supply considering each producer’s available quantities, deducting the amounts previously contracted to meet the Priority Demand, with a progressive allocation until matching the proportional quota of each producer/importer in the Priority Demand.

Natural gas price within the PIST

In December 2017, the extension period set forth by Law No. 27,200 to the public emergency declared in 2002 terminated. Therefore, Law No. 24,076 was reinstated, which provides that the price of natural gas supply should be determined by the free interaction of supply and demand.

In mid-February 2019, a tender was launched to supply natural gas to distribution companies on a firm basis to ToP and DoP up to 70% of the maximum daily volume and for a term of 12 months starting April 2019. For the Noroeste Basin, 9.4 and 3.8 million m3 per day were assigned for the winter (April – September 2019) and summer (October 2019 – April 2020), respectively, at an average tender price US$4.35/MBTU. For the rest of the basins, 36.1 and 14.4 million m3 per day were assigned for the winter and summer, respectively, at an average tender price of US$4.62/MBTU. Pampa submitted and was awarded.

Producers billed to distribution companies in AR$ considering BNA’s average currency FX for the first 15 days of the month immediately preceding the beginning of each seasonal period or, if lower, the FX stipulated in the agreements (ENARGAS Res. No. 72/19). However, the FX update, which should have been implemented on October 1, 2019, applicable to the October 2019 - April 2020 summer seasonal period, was deferred on several occasions. These agreements expired on March 31, 2020. Given the devaluation of the AR$ added to the tariff freeze (Solidarity Law), as from April 2020, pricing agreements began to be based on the range recognized by ENARGAS in the tariff schemes.

In December 2020, the tender under Plan Gas.Ar was conducted, agreeing on the supply to gas distributors and power plants for the 2021 – 2024 period for a total of 67.4 million m3/day, 35% of which will be destined to distributors. The average tendered annual base price was US$3.5/MBTU, and an additional winter volume of 3.6 million m3/day was awarded at a yearly average base price of US$4.7/MBTU to be exclusively destined to the Priority Demand. Pampa submitted and was awarded.

Besides, PEN Executive Order No. 1053/18 provided that the Federal Government would bear the difference between the price of gas purchased by distributors and that recognized in final tariffs between April 2018 and March 2019. As of this date, Pampa has collected the first installment of AR$41 million. However, on December 14, 2020, Law No. 27,591 was published, which abrogated this executive order. Pampa is evaluating the courses of action to take.

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It is worth mentioning that as from 2021 and under SE Res. No. 354/20, the new reference price at the PIST was set for natural gas production out of Plan Gas.Ar, being US$2.30/MBTU in the summer (October – April) and US$3.50/MBTU in the winter (May – September) for the Neuquina Basin.

Natural gas for power generation11

From December 30, 2019, the supply of fuel for power plants was again centralized in CAMMESA (except for generators under Energía Plus and SEE Res. No. 287/17 contracts). CAMMESA has launched successive tenders to cover its monthly consumption. On December 27, 2019, it tendered gas for January 2020 on an interruptible basis, at an average PIST price of US$1.73/MBTU in the Neuquina Basin. However, from February to December 2020, CAMMESA tendered for the purchase of gas on a partially firm basis, with a 30% DoP, the resulting average PIST price being US$2.24/MBTU for the Neuquina Basin. Pampa participated in these tenders.

As of 2021, most of Pampa’s gas to CAMMESA is channeled through the Plan Gas.Ar, for the volumes committed under this program for a term of 4 years. Pampa submitted and was awarded. However, CAMMESA’s monthly tender mechanism is still in force, complementary to the Plan Gas.Ar and, therefore, on December 22, 2020, and January 27 and February 24, 2021, CAMMESA launched tenders for gas consumption in the months of January, February and March 2021, respectively. The resulting average price at the wellhead for the three months was US$2.30/MBTU for Neuquina Basin, respectively. For producers not awarded under Plan Gas.Ar, the tender was under a 30% DoP condition, whereas for beneficiaries of Plan Gas.Ar, it was on an interruptible basis. Pampa participated in these tenders.

Generators covered by Energía Plus and SEE Res. No. 287/17 contracts had the option of assigning the natural gas operation and transportation to CAMMESA.

Natural gas export

SGE Res. No. 417/19 issued in July 2019 established the procedure for the authorization of natural gas exports, the security of supply to the Argentine domestic market being a condition in all cases. It is worth mentioning that the exported volume does not qualify for calculating the incentive for domestic production encouragement programs.

In this sense, in September 2019, Pampa obtained a permit to export gas on a firm basis to Refinerías ENAP in Chile until May 15, 2020. In November 2020, Pampa obtained new permits to export gas to several customers in Chile on an interruptible basis, expiring between April 2021 and January 2022.

Moreover, awardees tendering lower prices under Plan Gas.Ar have preferential access to firm exports during the summer period, extendable to the winter period when there is an oversupply in a specific basin, and with the prior approval of the applicable authority.

In the case of higher costs are incurred by the Federal Government as a result of the use of alternative fuels for the WEM’s power generation (imported LNG, coal, FO, or GO), between September 15, 2019, and May 15, 2020, exporting companies should compensate CAMMESA (SGE Res. No. 506/19). The range between US$0.1 and 0.2/MBTU was set for the exported volume, which could be offset by receivables from CAMMESA held by each exporter for the sale of gas in the domestic market. Said compensation would be included in the cost of electricity in the WEM.

Finally, there was an export duty of AR$4 per exported US$ in effect as of September 2018, with a maximum 12% rate (PEN Executive Orders No. 793/18 and 865/18). The Solidarity Law provided, effective as of December 23, 2019, this rate may not exceed 8% of the taxable value or the FOB price. However, until its regulation, PEN Executive Orders No. 793/18 and 865/18 continued to apply. PEN Executive Order No. 488/20 issued on May 19, 2020, stipulated an export duty exemption as long as the international Brent price was equal to or below US$45/bbl. The rate could rise to 8% proportionally with the international reference price, the cap to be recognized when the reference price equals or exceeds US$60/bbl. As of this date, the rate amounts to 8%.

11 For further information, see sections 5.1, 7.3 and 7.4 of this Annual Report.

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Regulations specifically applicable to the crude oil market12

Crude oil commercialization in the domestic market

In response to the sharp drop in international reference prices and the domestic demand resulting from the ASPO, Executive Order No. 488/20 established a local commercialization reference price for Medanito-type crude oil of US$45/bbl, effective from May 19 to December 31, 2020. This measure was rendered ineffective on August 28, 2020, the date on which the Brent reference price exceeded US$45/bbl for ten consecutive days.

Liquid hydrocarbons export duty

As with natural gas exports, as of September 2018, there was an export duty of AR$4 per exported US$, with a maximum 12% rate (PEN Executive Orders No. 793/18 and 865/18). The Solidarity Law provided that, effective as of December 23, 2019, this rate may not exceed 8% of the taxable value or the FOB price. However, until its regulation, PEN Executive Orders No. 793/18 and 865/18 continued to apply. PEN Executive Order No. 488/20 issued on May 19, 2020, provided for an export duty exemption as long as the international Brent price was equal to or below US$45/bbl, rising gradually as the international reference price increased until reaching 8%, the cap to be recognized when the reference price equals or exceeds US$60/bbl. As of this date, the rate amounts to 8%.

6.2       Midstream13

Regulations specifically applicable to gas main pipeline transportation

Tariff situation before the RTI

Public Emergency and Exchange Rate Regime Reform Law No. 25,561, enacted in January 2002 and extended on several occasions until December 31, 2017, provided for the turning into pesos of utility service tariffs, with the transportation tariff remaining unchanged in AR$ as from 1999, despite the sharp increase in price indexes and operating costs. This mismatch directly affected the operating costs of this business segment, deteriorating its economic and financial situation. From 2002 to 2015, TGS only had two tariff increases: 20% as from April 2014, as a result of the implementation of the transitory agreement entered in 2008; and, in May 2015, a 44.3% increase in the natural gas transportation tariff and a 73.2% increase in the CAU.

To normalize the segment, on February 24, 2016, TGS entered into a transitory agreement with the Federal Government and, consequently, on March 29, 2016, the MEyM issued Res. No. 31/16, which among other measures, instructed ENARGAS to conduct the RTI process and to grant a transitory tariff increase to be charged against the RTI. Within this framework, on March 31, 2016, ENARGAS passed Res. No. 3724/16 approving a 200.1% increase in tariff schemes effective as from April 1, 2016, applicable to the natural gas transportation utility service and the CAU. However, on August 18, 2016, the Supreme Court of Justice of the Argentine Nation established the obligation to perform a public hearing for setting tariffs and prices without market intervention and declared the nullity of MEyM Res. No. 28/16 and 31/16 regarding residential users; therefore, tariff schemes were taken back to the values effective as of March 31, 2016. The public hearing took place on October 6, 2016. Consequently, ENARGAS approved a 200.1% transitory tariff increase effective from October 7, 2016, executing the investment plan and restrictions on dividends distribution (Res. No. 4054/16).

12 For further information, see sections 7.2, 7.4 and 8.3 of this Annual Report.

13 For further information, see sections 7.2, 7.6 and 8.5 of this Annual Report.

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RTI

In December 2016, the public hearing required for the RTI process took place. On March 30, 2017, under ENARGAS Res. No. I-4362/17, a transitory tariff scheme was approved, with a 214.2% and 37% increase in the natural gas transportation utility service and the CAU, respectively, applicable as of April 1, 2017. The RTI contemplates a semiannual non-automatic tariff adjustment mechanism subject to the IPIM published by the INDEC. As a result, TGS executed the 2017 Comprehensive Memorandum of Understanding and the 2017 Transitory Agreement to implement the tariff update; to such effect, ENARGAS Res. No. 4362/17 was issued, which applied the tariff increase resulting from the RTI in three stages, 58% in April 2017, and the remaining in December 2017 and April 2018.

The RTI considered the needed income to execute a Five-Year Investments Plan between April 2017 and March 2022 for AR$6,787 million, expressed as of December 2016 values, which are essential to operate and maintain the main gas pipelines under TGS’s concession and guarantee the safety and continuity of the gas transportation utility service to meet the system’s expected higher demand resulting from the development of reserves.

The public hearing to present costs variations occurred on November 14, 2017, and under ENARGAS Res. No. 120/17, an average 78% increase in tariff schemes was established, effective as from December 1, 2017, including a 15% increase on account of the non-automatic adjustment set in the RTI for the January – October 2017 period. This increase was deemed charged against the amounts resulting from the Comprehensive Renegotiation Memorandum of Understanding for the License executed by TGS on March 30, 2017.

The Federal Government ratified the Comprehensive Renegotiation Memorandum of Understanding on March 28, 2018 (PEN Executive Order No. 250/18). Hence, it ended the RTI process launched in April 2016, and as a result, on June 26, 2018, TGS voluntarily dismissed the Arbitration Proceeding it had brought before the International Centre for Settlement of Investment Disputes (ICSID). Moreover, ENARGAS issued Res. No. 310/18 approving, effective as from April 1, 2018, the last installment of the tariff increase established by Res. No. 4362/17, equivalent to a 50% increase in tariff schemes, including a 13% recognition on account of IPIM variations for the November 2017 – February 2018 period and a compensation for the programmed deferral of the increase payable in installments.

For the February – August 2018 period costs variations applicable from October 2018, TGS requested an approximate 30% tariff increase based on the IPIM variation. However, on September 27, 2018, ENARGAS issued Res. No. 265/2018 set a 19.7% increase based on the simple average of the IPIM, the Construction Cost Index and the Salary Variation Index (provisional as of June 2018). The ENARGAS alleged that according to the RTI, under certain macroeconomic conditions and circumstances and the semiannual update being a non-automatic adjustment mechanism, it may use other indexes different from the IPIM to determine the tariff increase.

ENARGAS Res. No. 192/19 determined a 26.0% increase in cost variations as effective as from April 2019. This increase was calculated based on the IPIM semiannual variation for the August 2018 – February 2019 period. Later, 22% of the bills issued during the July – October 2019 period were deferred to be recoverable in five installments from December 2019, under SGE Res. No. 336/19. Residential users could opt-out of this benefit.

According to several regulations, the semiannual update that should have been applied since October 1, 2019, was deferred. With the entry into force of the Solidarity Law and its supplementary regulations, it was established that gas tariffs under federal jurisdiction would remain unchanged for a maximum term of 450 days or until the entry into effect of the new transitory tariff schemes. The PEN was vested with the power to begin an extraordinary review of the current RTI.

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Consequently, TGS has not received instructions by ENARGAS for the semiannual remuneration update, which according to the RTI, should have applied on October 1, 2019, and April 1 and October 1, 2020. Additionally, on December 17, 2020, DNU No. 1020/20 was published, launching the RTI renegotiation for a term that could not exceed two years from its publication. Finally, ENARGAS called for a public hearing for March 16, 2021, to consider the transitory tariff regime.

Public tender for the Litoral main gas pipeline

SGE Res. No. 437/19 issued on July 30, 2019, launched a national and international public tender for the award of a gas transportation license to connect the town of Tratayén, in the Province of Neuquén, with the city of Salliqueló, in the Province of Buenos Aires (phase 1), and Salliqueló with the City of San Nicolás de los Arroyos, in the Province of Buenos Aires (phase 2).

The new license provided for a Temporary Special Regime  for the first 17 years of the total 35-year concession term for the repayment of the construction and, for the rest of the concession period, Gas Law No. 24,076 would be in effect. Moreover, the license agreement provides an irrevocable transportation offer of 10 million m3 per day to CAMMESA for 15 years.

The tenders' opening date was successively postponed, and on December 30, 2020 SE Res. No. 448/20 was published, which renders this call for tenders ineffective, and instructs the Under secretariat of Hydrocarbons to evaluate other alternatives for constructing a new gas pipeline and/or transportation capacities’ extension.

Regulations specifically applicable to the LPG business

Household Gas Bottles’ Program and Propane for Grids Agreement

Currently, the butane supply for gas bottles at subsidized prices program is in force, created by PEN Executive Order No. 470/15 and encompassed under the Household Gas Bottles’ Program (SRH Res. No. 56/17, as amended). The program provides a defined LPG quota to fractionation companies, under a maximum reference price, to benefit low-income residential users. The sales price for butane and propane traded under the Household Gas Bottles’ Program is determined by the SRH, which set a price of AR$9,895/ton for butane and AR$9,656/ton for propane as of July 1, 2019 (SHC Provisions No. 104/19). Later, prices were updated to AR$10,885/ton for both products effective as from October 19, 2020 (SE Res. No. 30/20). Consequently, this program's participation forces TGS and Refinor to produce and sell LPG at prices ostensibly lower than market prices, which entails adopting the necessary mechanisms to minimize its negative impact.

As regards the Agreement for the Supply of Propane Gas for Undiluted Propane Gas Distribution Grids, on May 30, 2018, TGS executed the 16th extension to the agreement, which set a new methodology for the determination of the price and volumes to be sold for the April 1, 2018 – December 31, 2019 period under this program. On January 14, 2020, TGS was instructed by the SE to proceed with the deliveries according to such extension. On August 25, 2020, TGS executed the 17th extension to the Propane for Grids Agreement, effective until December 31, 2020. As of the date of release of this Annual Report, this program has not been postponed.

Both the Household Gas Bottles’ Program and the Propane for Grids Agreement provide compensation to participants, payable by the Federal Government, which is calculated as the difference between the sale price under such agreement and the export parity published by the SRH monthly, although with significant delays in collection terms.

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Natural gas import financing charges

Regarding Res. I-1,982/11 and I-1,991/11 issued by ENARGAS, which at the time provided for an approximate 700% increase in the natural gas import financing charge (created by PEN Executive Order No. 2,067/08), on March 26, 2019, TGS was served notice of the first-instance ruling upholding its claim for unconstitutionality and nullity of the provisions mentioned above. The Federal Government appealed this ruling on March 29, 2019; the appeal was granted on April 3, 2019, and has not been resolved as of the date hereof.

On December 1, 2020, the Court hearing the case resolved, taking into consideration the ruling and given the reasons alleged by TGS, to extend the validity of the granted injunction for a term of six months in such ordinary proceeding and/or until a final and conclusive ruling is issued.

Export duty

As with hydrocarbon exports, as of September 2018, there was an export duty of AR$4 per exported US$ for propane, butane and LPG, with a maximum 12% rate (PEN Executive Orders No. 793/18 and 865/18). The Solidarity Law provided that, effective as of December 23, 2019, this rate should be lower than or equal to 8% of the taxable value or the FOB price. However, until its regulation, PEN Executive Orders No. 793/18 and 865/18 continued to apply. PEN Executive Order No. 488/20, issued on May 19, 2020, established an export duty exemption for as long as the international Brent price was equal to or below US$45/bbl, rising gradually as the reference price increases up to 8%, the cap to be recognized when the Brent equals or exceeds US$60/bbl. As of this date, the rate amounts to 8%14.

Regulations specifically applicable to crude oil transportation

In June 2016, OldelVal requested the performance of the RTI to the MEyM as tariffs were insufficient to develop a maintenance and investment plan that may guarantee the integrity, efficiency and reliability of the facilities and transportation service. Consequently, on March 10, 2017, a new US$-denominated tariff scheme was published, providing for an average 34% increase, effective for a term of 5 years as from March 2017 (MEyM Res. No. 49/17).

In November 2018, Pampa divested 21% of Oldelval’s capital stock to ExxonMobil Exploration Argentina S.R.L., keeping a 2.1% equity interest in OldelVal.

14 For further information, see section 7.2 of this Annual Report.

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7.    Relevant events

7.1	Main impacts of COVID-19

Essential industry

As a result of the COVID-19 pandemic, under DNU No. 297/20 and amending provisions, the Federal Government established the nationwide ASPO and DISPO, effective as of March 20 and December 21, 2020, respectively. At first, all the Group’s businesses were deemed essential except for SBR at the petrochemicals segment, halted until it was declared essential, resuming operations halfway through May 2020.

To safeguard our personnel's integrity, the minimum personnel was working at operations. We have implemented strict hygiene and safety protocols set up by an interdisciplinary committee reporting to the CEO and in line with the requirements set forth by the enforcement authorities. Moreover, home office working scheme was developed for all positions allowing so.

As of the date, the end of the pandemic measures is uncertain, depending on its evolution.

Energy infrastructure works

On April 7, 2020, Administrative Order No. 468/20 was issued, which deemed private energy infrastructure works as essential, including the expansions at CTGEBA and CTEB. However, the pace and productivity of the expansion works were affected because certain activities by contractors and suppliers were not deemed essential, the closure of national borders blocked the entry of specialists, and special operating protocols were established.

Consequently, according to Note NO-2020-37458730-APN-SE#MDP, on June 10, 2020, the SE instructed CAMMESA to temporarily suspend COD incompletion claims for certain PPAs entered into with CAMMESA, including those under SEE Res. No. 287/17, regarding the execution of guarantees as well as the imposition of fines. This suspension was in force between March 12 and September 12, 2020.

Although both terms and estimated costs for the expansion works were affected, on July 2, 2020, CTGEBA’s expansion was commissioned15, achieving it within the scheduled term. Moreover, regarding CTEB’s expansion to CC, Q1 22is the best estimate for the commercial commissioning.

Increase in delinquency and suspension of service disconnections for certain users

DNU No. 311/20 provided that as from March 25, 2020, and for 180 days, electricity distribution utilities (including Edenor), as well as gas, water and sewage, telephone, internet and cable TV companies may not suspend or disconnect services to specific users in case of delinquency or nonpayment of up to 3 consecutive or alternate bills due as from March 1, 2020. Later extended to 7 bills and postponed until December 31, 2020 (DNU No. 756/20).

It is worth highlighting that this measure addresses certain residential users, including, but not limited to, beneficiaries of the universal child allowance, electro-dependent customers, retirees, pensioners and employees with a gross wage lower than or equal to two minimum wages. Moreover, it comprises certain non-residential users, including, among others, certain PyME and healthcare institutions affected by the emergency, as established by the regulation. It does not prevent any disconnection or suspension under safety reasons provided by distribution companies.

15 For further information, see section 7.3 of this Annual Report.

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Additionally, Edenor’s collection levels were significantly affected as the main taxes and utilities’ collection branches accepting cash payment were closed during the lockdown. Despite this, online and telephone payment transactions remained operational. According to Administrative Order No. 524/20, as of April 20, 2020, these collection branches and on-site banking activities, among others, have been included as waived activities. Thus, collection rates have been recovering since the low levels recorded at the beginning of the lockdown.

‘Criollo Barrel’ and other measures in the hydrocarbon sector

As a result of the sharp drop in international reference prices and domestic demand, Executive Order No. 488/20 established a local commercialization reference price for Medanito-type crude oil of US$45/bbl (adjusted by quality for other types of crude oil and loading port), effective from May 19 to December 31, 2020. This measure would be rendered ineffective if the Brent reference price16 exceeded US$45/bbl for ten calendar days, an event that occurred on August 28, 2020, ending the validity of the Criollo Barrel.

Moreover, while said executive order was in force, producers had to keep the activity levels recorded in 2019, maintain the employees’ payroll as of the closing of 2019, access to the FX market was limited, penalties for obligations unfulfillments were updated, and tax increases were postponed for certain refined products.

Besides, oil imports were restricted as long as the domestic supply was available, and exports (hydrocarbons and certain products derivatives) were exempted from export duties provided that the international price (Brent price published at the end of each month by the SE) was lower than or equal to US$45/bbl. The duty increases gradually as the international reference price increases until reaching 8% rate, the cap to be recognized when this price equals or exceeds US$60/bbl.

In 2020 oil sales represented only 22% of the segment’s sales and that, between May and August 2020, the Company managed to export most of its production to moderate the impact of the sharp drop in domestic demand. The export duty rate remained at 0% until September 2020, reaching 8% in March 2021 due to the reference price increase.

7.2         Main impacts of the Solidarity Law

On December 23, 2019, the Solidarity Law No. 27,541 entered into effect, which declares a public emergency in economic, financial, fiscal, administrative, pension, tariff, energy, health and social matters, vesting in the PEN the powers conferred by such Law until December 31, 2020.

Tariff freeze

The Solidarity Law provided for the suspension of updates on electricity and natural gas tariff schemes under federal jurisdiction up to 180 days, extended for additional 180 days (PEN Executive Order No. 543/20) and an additional term of 90 days or until new transitory tariff scheme is effective (DNU No. 1020/20). It also vested the PEN with the power to begin an extraordinary review of the current RTI.

On December 27, 2019, the ENRE instructed Edenor to maintain the tariff schedules in force since May 1, 2019, halting the semiannual updates that should have been applied since February and August 2020 for Edenor and Transener, the CPD update for Edenor deferred in August 2019, as well as scheduled increases in the seasonal price for GU and non-residential users. Furthermore, gas tariff increases that had been previously deferred in October 201917 and the corresponding semiannual updates that should have been applied since February 2020, both on account of cost variations in TGS’s regulated business as well as the price variation in AR$ of natural gas as a raw material sold by our E&P business.

16 Average of the last 5 quotes published by PLATTS Crude Marketwire for futures.

17 Pursuant to SGE Res. No. 521/19, 751/19 and 791/19.

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Furthermore, ENARGAS Res. No. 27/20 issued on April 27, 2020, abrogated ENARGAS Res. No. 72/19, which used to set up the methodology for passing the gas price on to tariffs, notwithstanding the possible consequences that may result from the applicable reviews to the Solidarity Law and supplementary regulations, which will be dealt with on an individual basis.

Beginning of the RTI renegotiation

Executive order No. 1020/20 was published on December 17, 2020, which established the beginning of the RTI renegotiation for a term that may not exceed two years from its publication date. Therefore, the order halted all agreements under the RTI in force, with the scopes be determined each case by the ENRE and ENARGAS. The renegotiation process will be completed with the execution of the RTI Final Memorandum of Understanding.

On March 3, 2021, the ENRE called for a public hearing to consider the transitional tariff scheme of Edenor, to be held on March 30, 2021, (Res. No. 53/21), and for Transener and Transba on March 29, 2021, (Res. No. 54 and 55/21, respectively).

As regards gas utilities, on February 22, 2021, the ENARGAS called for a public hearing on March 16, 2021, to consider the transitional tariff scheme (Res. No. 47/21).

WEM seasonal programming

Reference energy and power values remained unchanged in the successive seasonal programming since August 2019 under SRRYME Res. No. 14/19 (November 2019 – April 2020 (SRRYME Res. No. 38/19), May – October 2020 (SE Res. No. 70/20) and November 2020 – April 2021 (SE Res. No. 24/21)). It is worth highlighting that even though these seasonal prices apply to the energy costs of Edenor, tariff schemes for end-users reflect the seasonal prices effective as of May 2019, especially for GUDI and the rest of non-residential users, amounts that are lower than the seasonal programming, and detrimental to Edenor.

As of March 2021, according to SE Res. No. 131/21, the reference price for GUDI increases to AR$5,500/MWh, except for public health and education bodies and entities. The rest of the electricity prices applicable to the final demand have not been modified.

Export duty

The Solidarity Law established that the hydrocarbon export duty rate might not exceed 8% of the taxable value or the FOB price from December 23, 2019, without this implying a decrease in the PIST for the payment of royalties. However, until its regulation, the AR$4 per exported US$ duty, with a maximum 12% rate, continued being applied (PEN Executive Orders No. 793/18 and 865/18).

PEN Executive Order No. 488/20 issued on May 19, 2020, established an export duty exemption (both for hydrocarbons and certain products derived from hydrocarbons) as long as the international Brent price was lower than or equal to US$45/bbl, increasing gradually as the international reference price increased until reaching 8%, the cap to be recognized when the reference price equals or exceeds US$60/bbl. The export duty rate remained at 0% until September 2020, reaching 8% in March 2021 due to the reference price increase.

Said measure mainly affected the E&P and petrochemicals segments, and TGS. However, for the petrochemicals segment, under PEN Executive Order No. 1060/20, a 4.5% rate was established as from 2021 for most products (styrene, polystyrene, rubber and toluene), whereas for others such as naphthas, aromatics and solvents, the provisions of PEN Executive Order No. 488/20 remain in effect.

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Other aspects of the Solidarity Law

The Solidarity Law also vests the PEN with the power to intervene the ENRE administratively and the ENARGAS (implemented pursuant PEN Executive Orders No. 277/20, 278/20 and 963/20), and provides that the ENRE will continue being the regulatory authority over the concession of Edenor until December 31, 2020, extended for one year or until the RTI is renegotiated (PEN Executive Order No. 1020/20).

Furthermore, for fiscal years 2020 and 2021, the scheduled income tax rate decrease is suspended, remaining at 30%, and the rate increase in the tax on dividends is postponed, remaining at 7%. Besides, a new mechanism for charging the tax inflation adjustment was established for the next two fiscal years as from 2019.

7.3	Power generation[18]

Commissioning of Genelba Plus’s closing to CC

As of July 2, 2020, at midnight, CAMMESA granted the commercial clearance to the second ST (GEBATV02) at CTGEBA for a gross installed capacity of 199 MW. This commissioning set the beginning of operations of CTGEBA’s second CC, a project in which Pampa finally disbursed approximately US$320 million to add 400 MW, 9% lower than the amount budgeted, and employed an average of 1,500 people during 30.5 months of works. With the completion of the expansion project, CTGEBA’s total installed capacity amounts to 1,253 MW, becoming the country’s largest power capacity CT, with an outstanding efficiency of 55% average and capacity to supply electricity to 2.5 million households in the Buenos Aires metro area.

It is worth highlighting that despite COVID-19, Pampa managed to comply with the commitments stipulated in the PPA with CAMMESA, which was executed under tender launched through SEE Res. No. 287/1719.

In line with the Company’s strategy to develop core businesses, this milestone joins Pampa’s efforts to increase power generation infrastructure during the last 12 years, which demanded investments for more than US$1.5 billion. Hence, Pampa becomes Argentina’s largest independent power producer, operating a total of 4,955 MW of installed capacity, representing 12% of the national grid.

Updates to the remuneration scheme for capacity without PPA

On February 27, 2020, SE Res. No. 31/20 was published in the BO, which modified certain aspects of the remuneration scheme set forth by SRRYME Res. No. 1/19, effective as of February 1, 2020. The new Res. converted the entire remuneration scheme to the local currency at an FX of AR$60/US$ and established an update factor from the second month of its application according to a formula consisting of 60% CPI and 40% IPIM. Moreover, it modified power capacity payments and incorporated an additional remuneration in the HMRT of the month.

Later on, through the Note NO-2020-24910606-APN-SE#MDP dated April 8, 2020, the SE instructed CAMMESA to postpone until further decision to apply the update factor. Moreover, the power capacity base price for internal combustion engines with a capacity lower than or equal to 42 MW was set at AR$312,000/MWmonth. As of this date, the Company has not been notified of any update.

18 For further information, see sections 5.1 and 8.1 of this Annual Report.

19 For further information, see section 7.1 of this Annual Report.

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Assignment of fuel supply agreements for thermal power generators

The MDP Res. No. 12/19, effective as from December 30, 2019, restored the centralization in CAMMESA of fuel procurement, a measure that does not cover generators with Energía Plus contracts and under SEE Res. No. 287/17.

Later on, within the framework of Plan Gas.Ar, SE Res. No. 354/20 defined the priority usage of natural gas firm volumes from different sources (gas from Bolivia, contracts with Plan Gas.Ar producers, etc.) to be acquired by CAMMESA. Based on the said basis, a unified dispatch scheme by CAMMESA and a priority dispatch order based on the assigned natural gas were set.

Generators under Energía Plus and PPA with CAMMESA have the option to adhere to the unified dispatch, being CAMMESA their natural gas supplier to cover their obligations. To such effect, they should maintain the necessary natural gas transportation capacity and dismiss their right to file claims due to SE Res. No. 354/20. Pampa executed contracts with CAMMESA whereby it adhered to said unified dispatch and relinquished the operation of the executed contracts of gas and transportation. As of the date hereof, the CTEGBA’s CC PPA addendum reflecting this new supply scheme has not been executed.

Repairs at PEPE II and III

After the commissioning of PEPE II and PEPE III wind farms, certain defects were evidenced in some wind turbines' blades, which resulted in their outages for their subsequent repair and/or replacement. As a consequence, the generation capacity of the wind farms has been partially reduced.

Pampa submitted the corresponding claims to the wind turbine supplier Vestas and the insurance company to move forward with repairs and cover the incurred damages. In this sense, the Company and the supplier have performed tasks for their progressive repair. PEPE II recovered 100% of its generation capacity at the end of July 2020 and PEPE III at October 2020.

It is worth highlighting that the reduced generation's economic impact was non-material, as Vestas’s guarantees and the insurance covered it.

Situation at TMB and TJSM

On January 6 and February 2, 2020, matured the PPA between CAMMESA and the BICE, in its capacity as trustee and acting on behalf of the Trusts20, for the trade of energy produced by TMB and TJSM, respectively. Consequently, as from these dates, the remunerations collectible by such power plants are those stipulated for capacity without PPA.

In parallel, the respective Trust agreements terminated, a milestone that triggered the Government's incorporation as a shareholder; once completed, the Trustee will transfer these power plants to the Trust's beneficiary, which are the managing companies, including Pampa. So far, the Government's incorporation as a shareholder has not been executed, although the Investment and Foreign Trade Bank (Banco de Inversión y Comercio Exterior – BICE) has served notice of fulfillment of the precedent condition.

As TMB and TJSM’s operating and maintenance contracts also expired on the previously indicated dates, the applicative addenda were executed on January 3, 2020, extending their tenure until the actual transfer of each Trust’s assets, setting a new remuneration for such management.

20 The ‘Timbúes Thermal Power Plant’ and ‘Manuel Belgrano Thermal Power Plant’ Trust Agreements executed on June 4, 2006 among CAMMESA, in its capacity as the WEM’s Funds and Accounts Administrator, acting as Trustor; the BICE, acting as Trustee, and the SE, as the WEM’s funds regulatory authority.

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7.4	Oil and gas[21]

Plan Gas.Ar

According to Executive Order No. 892/20, on November 16, 2020, Plan Gas.Ar program was created to promote Argentine natural gas production, reduce and replace LNG and liquid fuels imports, provide supply chain predictability, and manage the impact of gas's cost on the tariff of the Priority Demand. The on-shore production term is four years, with an additional four years for offshore production, as from January 2021. Beneficiaries of the Unconventional Plan Gas opting to participate in this program should previously file their waiver.

Tender methodology and purchasing conditions

The SE instrumented a tender between producers as sellers, and CAMMESA, gas distributors and IEASA (in the case of Patagonia, Malargüe and the Puna), as purchasers, for a total base volume of 70 million m3/day (67% Neuquina Basin), extendable for the winter period (May – September), with 100% daily DoP and 75% monthly ToP condition for CAMMESA and quarterly for gas distributors and IEASA. The maximum base price for the Neuquina Basin to tender was US$3.7/MBTU. Moreover, the awarded price will be adjusted by a 0.82 factor for the non-winter period, 1.25 for the winter period, and 1.30 for the additional volume during winter.

The producer commits a minimum production per basin and per month as from January 2021 equivalent to the base injection (average between May and July 2020), and a maximum production lower than or equal to 70% of the output committed for the May – July 2021 period in the case of onshore production, and May - July 2020 for offshore production. Additionally, producers should submit an investment plan to maintain the committed production and a national added-value commitment to developing direct local, regional and national suppliers.

If the injection in the months of June, July and/or August is lower than that committed, the producer may offset the shortfall with (i) own production from another basin or acquired from another signatory producer, as long as transportation capacity is available; (ii) imports on its account; (iii) a payment equivalent to two times the shortfall volume at the tendered price with a 1.25-factor adjustment.

Moreover, participating producers may export on a firm basis, with a preferential order for those tendering lower prices, up to the aggregate volume of 11 million m3/day (64% Neuquina Basin) during the non-winter period, extendable to the winter period provided there is an oversupply in a specific basin.

Regarding the price payable, purchasers CAMMESA and IEASA will pay the price awarded under the Plan Gas.Ar tender, whereas gas producers will pay the amount established in the tariff scheme in force, and the Federal Government will offset the balance of the awarded price. According to the concession, this compensation will be subject to withholding according to the province and/or the Federal Government royalties’ rate. As long as the producer submits the production’s affidavit within 30 days after the injection month's closing, they will receive a provisional payment of 75% of the compensation net of royalties within the following 30 days. The adjusted balance will be paid within 60 days from the presentation of the affidavit certified by independent auditors, considering BNA’s selling exchange rate on the last business day of the injection month.

In addition, according to the Plan Gas.Ar framework, the Federal Government created a guarantee system to secure compensation’s payment, notwithstanding other mechanisms, based on the recognition of fiscal credits, per the applicable legislation and regulated by the enforcement authority and/or AFIP. SE Res. No. 125/2021 regulated the said mechanism, which instrumented electronic certifications in foreign currency that producers may directly apply to fulfill fiscal liabilities in Plan Gas.Ar default by the Federal Government. Moreover, the SE will be empowered to make the awardees’ guarantee enforceable before the AFIP. The AFIP instruments said system on March 4, 2021.

21 For further information, see sections 6.1 and 8.3 of this Annual Report.

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Finally, the BCRA should establish appropriate mechanisms to facilitate access to the MLC, as long as the funds have been deposited in the MLC and after the DNU entered into effect and destined for the financing of projects under the Plan Gas.Ar.

Tender award

On December 15 and 29, 2020, the SE issued Res. No. 391/20 and 447/20 awarding the volumes and prices tendered under Plan Gas.Ar. From a total of 67.4 million m3/day of natural gas under auction, the Company ranked fifth nationwide and third at the Neuquina Basin in terms of tendered gas volume, being awarded a base volume of 4.9 million m3/day at an average annual base price of US$3.60 per million BTU for a four-year term starting January 1, 2021, highlighting that Pampa’s tender positioning minimizes the demand’s contractual risks. Pampa’s tender involves a 7 million m3/day production commitment, of which 2.1 million m3/day will be priced outside Plan Gas.Ar.

Moreover, Pampa was one of the three producers tendering additional volume during the winter period, being awarded 1 million m3/day for US$4.68 per million BTU. Out of the 4.9 million m3/day of the base tender, 56% will be destined to power plants and the balance to gas distributors or IEASA. In contrast, the additional winter volume will be destined to gas distributors or IEASA.

Hence, Pampa achieved the highest growth in tendered production, being the winter peak injection 20% higher than average output between May and July 2020, with an approximate investment of US$250 million during the four years of Plan Gas.Ar. This winter volume is critical to support the highly seasonal gas demand, reduce gas imports and alternative fuels consumption, and moderate foreign currency reserves.

Finally, on February 22, 2021, through Res. No. 129/2021, the SE called for a second round to award additional winter gas volumes at Neuquina and Austral Basins, with a daily DoP between 75% and 100% for 2021 and 100% for 2022-2024, and 75% monthly ToP. The maximum bidding price was equivalent to the awarded price on the first round. Through SE Res. No. 169/21, a total average volume of 3.3 million m3/day at US$4.7 per MBTU, to be delivered as of June 2021. Pampa participated in said round, being awarded 0.8 million m3/day at US$4.7 per MBTU. Additionally, the awarded companies will have to enter into a contract with IEASA.

Natural gas for power generation22

CAMMESA launched successive tenders to cover its monthly consumption. On December 27, 2019, it tendered for January 2020 on an interruptible basis, at an average PIST price of US$1.73/MBTU in the Neuquina Basin. However, from February to December 2020, it tendered gas on a partially firm basis, with a 30% DoP, resulting in an average PIST price of US$2.24/MBTU for the Neuquina Basin. Pampa participated in all these tenders.

As of 2021, most of Pampa’s gas to CAMMESA is channeled through the Plan Gas.Ar, for the volumes committed under said program for a term of 4 years. Through SE Res. No. 354/20 published on December 2, 2020, new reference prices at the PIST were set for natural gas production out of Plan Gas.Ar, being US$2.30/MBTU for the summer (October – April) and US$3.50/MBTU for the winter (May – September) for the Neuquina Basin.

It is worth mentioning that CAMMESA’s monthly tender mechanism is still in force, complementary to the Plan Gas.Ar. On December 22, 2020, and January 27 and February 24, 2021, CAMMESA tendered gas for the consumptions in January, February and March 2021, respectively. The wellhead's resulting average price was US$2.30/MBTU in all three months for the Neuquina Basin. For awardees of the Plan Gas.Ar, including Pampa, the tender was under an interruptible basis, whereas the rest has a 30% DoP. Pampa participated in these tenders.

22 For further information, see section 5.1 of this Annual Report.

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Natural gas for gas distribution companies

The supply agreements executed between gas producers (including Pampa) and gas distribution companies under the tenders launched in the MEGSA on February 14 and 15, 2019, expired on March 31, 2020. However, the SE issued several Notes extending such agreements until the entry into effect of the supply agreements to be executed within the Plan Gas.Ar framework (SE NO-2020-25148550, NO-2020-39414272 and NO-2020-85912917).

The Company was not served any administrative notice. However, Pampa decided to sell gas at spot prices to certain distribution utilities. Moreover, since April 2020, the Company has received letters from certain gas distribution utilities informing on the partial payment of invoices, alleging the effects of the lockdown and the impossibility of disconnecting service to certain users in case of delinquency nonpayment. Even though in 2020 sales to gas distribution companies represented less than 3% of the segment, as of this date, the Company is assessing the courses of action to take and has reserved all rights under the agreements.

As of 2021, Pampa was awarded under Plan Gas.Ar, agreeing to supply fixed amounts to gas distributors and IEASA for a term of 4 years. Moreover, distributors should deposit into a bank account the amounts payable for the gas within the PIST to guarantee payment compliance. Furthermore, SE Res. No. 117/21 published on February 18, 2021, called for a public hearing on March 15, 2021, to discuss Plan Gas's share.Ar in the natural gas price at the PIST to be borne by the Federal Government.

Besides, regarding the FX difference between distributors’ gas purchase price and recognized in final bills, in November 2018, Executive Order No. 1053/18 was issued, stipulating on an exceptional basis that the Federal Government would bear such difference for the April 2018 – March 2019 period, in 30 consecutive monthly installments payable from October 2019. In November 2019, ENARGAS issued Res. No. 735/19 approving the payment to producers and IEASA through gas distribution companies for a total AR$24,525 million23, of which AR$1,219 million corresponded to Pampa; the Company only collected the first installment, for the amount AR$41 million, at the end of December 2019, and the remaining 29 installments plus updates are still pending. However, on December 14, 2020, Law No. 27,591 was published, which abrogated PEN Executive Order No. 1053/18. However, Pampa is assessing the courses of action to take, as this abrogation does not affect the rights to collect the owed amount that the Federal Government may bear.

Gas export

In September 2019, Pampa obtained a permit to export gas on a firm basis to Refinerías ENAP in Chile, for a maximum volume of 0.6 million m3/day or a total of 137 million m3 for US$3.1/MBTU, net of export duties and transportation costs, effective until May 15, 2020.

If higher costs are incurred because of the use of alternative fuels for power companies (imported LNG, coal, FO, or GO), it was determined that exporting producers between September 15, 2019 and May 15, 2020 should pay a compensation to CAMMESA on account of such costs (SGE Res. No. 506/19).

In November 2020, Pampa obtained new permits to export gas to several customers in Chile, on an interruptible basis, for a maximum volume of 4.4 million m3/day24. Maturities will take place between April 2021 and January 2022.

23 Original value of AR$19,532 million updated as of September 30, 2019 pursuant to ENARGAS Res. No. 735/19.

24 Or until completing the equivalent maximum total amount.

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On the other hand, as the awardee of the Plan Gas.Ar, Pampa may export on a firm basis during the off-peak period, extendable to the winter period if there is an excess supply in a specific basin, with the prior approval of the applicable authority. It is worth mentioning that natural gas is subject to an export duty rate that, as of this date, amounts to 8%25.

Los Blancos new exploitation concession and relinquishment of the remaining area of the Chirete block

On October 15, 2020, the Province of Salta issued Executive Order No. 662/20, granting Pampa and High Luck Group Limited an exploitation concession over Los Blanco's block for a 95 km2 area and a term of 25 years as from its publication date, and relinquishing the exploration permit for the 801 km2 remaining area of the Chirete block. Moreover, an investment plan was established for a total amount of US$57 million for the 2020 – 2024 five-year period.

7.5         Edenor26

Sale of controlling stake in Edenor

As part of our strategic investment plan to continue expanding the power generation installed capacity and developing unconventional natural gas reserves, on December 28, 2020, Pampa executed an agreement with Empresa de Energía del Cono Sur S.A. and Integra Capital S.A., Messrs. Daniel Eduardo Vila, Mauricio Filiberti and José Luis Manzano. In the said arrangement, Pampa agreed to sell Edenor’s controlling stake by transferring the total Class A shares, representing 51% of the capital stock and voting rights of said company, upon the fulfillment of certain precedent conditions, including but not limited to the approvals of Pampa’s shareholder meeting -that was timely granted on February 17, 2021- and the ENRE.

The agreed purchase price consisted of (i) 21,876,856 Class B shares of Edenor, representing 2.41% of the capital stock and voting rights of Edenor; (ii) US$95 million; and (iii) a contingent payment in case the buyer of Edenor’s change in the control during the first year after the closing of the sale or as long as the balance of the price is pending of settlement for 50% of the generated gain.

The purchase price will be paid in three installments: (i) 2.41% of Edenor’s shares and US$5 million, collected on the execution date of the agreement; (ii) US$50 million upon the closing of the sale, subject to the fulfillment of the precedent conditions; and (iii) US$40 million one year after the closing of the deal, except in cases of offsetting or prepayment in advance. Said balance of the price would accrue a nominal annual fixed interest rate of 10% as from the closing of the sale, payable quarterly.

Under IFRS, Pampa has reflected in its FS an accounting impairment of US$382 million for the assets associated with its stake in Edenor, which is disclosed under discontinued operations. Moreover, as the Closing has still not taken place, the economic result will be disclosed in the Company’s FS after the sale's closing.

Edenor’s jurisdiction

On January 19, 2021, Edenor expressed its consent with the Agreement on the Joint Exercise of the Control and Regularization of the Electricity Distribution Public Utility entered into by the Federal Government, the Province of Buenos Aires and the City of Buenos Aires. This agreement acknowledges that the Granting Power’s ownership and nature over the electricity distribution utility in the concession area of Edenor remain at the Federal Government’s jurisdiction. Therefore, Edenor agreed to annul a series of instruments associated with the transfer of said utility to the local jurisdictions and commit to creating a tripartite body to regulate and control the activity.

25 For further information, see section 7.2 of this Annual Report.

26 For further information, see sections 5.3, 7.5 and 8.2 of this Annual Report.

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Regularization of liabilities

To provide a solution in achieving a sustainable balance sheet and guaranteeing the service quality amid the extended tariff freeze exacerbated by the pandemic, through Res. No. 40/21 issued on January 21, 2021, the SE established a Special Liabilities Regularization Scheme for debts that electricity distributors owe to CAMMESA and/or the WEM for energy consumptions, power capacity, interest and/or penalties accumulated as of September 30, 2020.

The scheme may recognize receivables to offset debt equivalent to up to 5 times the monthly average bill of the last rolling year or until 66% of the existing debt. If the debt exceeds the recognized receivable, a payment plan of up to 60 monthly installments, with a grace period of up to 6 months, is available at an interest rate equivalent to up to 50% of the WEM’s valid rate. Besides, distributors should submit a work plan to avoid defaults in monthly payments to CAMMESA throughout 2021.

Moreover, debt-free distributors or with reasonable obligations in line with their transaction levels with CAMMESA and/or the WEM, it was established a Special Receivables Scheme recognizing the equivalent of 5 times the monthly average bill in 2020, which can be allocated, for the user’s benefit, to CAMMESA’s bill and/or to investments to improve the quality service.

To access this scheme, distributors should waive all administrative, judicial, extrajudicial or arbitration claim, proceeding or right against the Federal Government or its bodies and/or CAMMESA regarding the 2020 tariff freeze and the measures associated with the Solidarity Law. As of this date, Edenor is evaluating the scope and implications of this scheme.

New Framework Agreement

On December 16, 2020, the Agreement for the Development of the Preventive and Corrective Work Program for the Electrical Distribution Grid of the Metropolitan Area of Buenos Aires was entered into with the Federal Government and the Province of Buenos Aires to guarantee electricity supply to low-income neighborhoods of said specific area.

As of December 31, 2020, the Federal Government owed Edenor AR$2,126 million, corresponding to the electricity supply during the October 2017 – July 2020 period to shantytowns and low-income neighborhoods. Moreover, a provision should be recognized for equivalent to total consumption by low-income neighborhoods between August and December 2020.

These amounts will be destined to the grid’s investment and maintenance Works Plan, in charge of distributors and destined to low-income neighborhoods and other zones within the concession area to improve the service and meet contingencies and possible consumption peaks, especially in the summer season.

On January 14, 2021, Edenor received the first disbursement of AR$1,500 million, whereas the second disbursement for AR$500 million is scheduled for the first quarter of 2021. The third disbursement for AR$500 million is set for the second quarter of 2021. The fourth and final disbursement is subject to the ENRE’s validation and total consumptions by low-income neighborhoods in the August - December 2020 period. These disbursements are subject to compliance with the Works Plan mentioned above and the ENRE and Federal Government’s monitoring.

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7.6        TGS27

Expansion of the Vaca Muerta midstream project

TGS completed the midstream project in December 2019, which was the construction of a 147-km gathering gas pipeline in the Vaca Muerta formation that started in April 2018. The total transportation capacity amounts to 60 million m3/day, and a conditioning plant in the town of Tratayén, with an initial capacity of 5 million m3/day and modularly expandable to 56 million m3/day.

In June 2020, TGS entered into agreements with Oilstone Energía S.A., in its capacity as the operator, to provide the gas compression and conditioning service at the Plaza Huincul Plant for the Cerro Bandera, Puesto Cortadera and Portezuelo Minas’s blocks for a term of 7 years. As part of the agreements, TGS performed the hydraulic test and connection works between an operator’s pipeline and TGS’s compression and conditioning plant, starting to provide the service in October 2020.

In July 2020, an agreement was signed with Shell Argentina S.A. whereby TGS will provide the gas dehydration, measurement and regulation service for up to 1 million m3 per day at the Bajada de Añelo field for a term of 2 years. TGS assumed the responsibility for the design, construction and operation of a plant of its own.

Moreover, TGS approved the expansion of the Tratayén plant in September 2020, which will require a US$15 million investment and a term of execution of 10 months. The expansion will consist of installing a new slug catcher and a new condensed stabilizer tower that will expand the plant’s treatment capacity by 2.4 million m3 per day. This project will contribute to secure gas evacuation committed by some customers under Plan Gas.Ar.

Additionally, Telcosur, TGS’s telecommunication subsidiary, will be in charge of the operating data transmission for the gas injected into the Vaca Muerta gathering pipeline. In 2020, a 150 km optic fiber network was installed, which allowed to improve connectivity in the area and required a US$3 million investment.

Public tender for the litoral main gas pipeline

Aiming to expand the transportation capacity of natural gas produced in the Neuquina Basin to consumption centers in the Metropolitan Area of Buenos Aires and the Litoral area, in July 2019 Res. SGE No. 437/19 launched a public tender for the award of a gas transportation license to connect the town of Tratayén, in the Province of Neuquén, with the city of San Nicolás de los Arroyos, in the Province of Buenos Aires.

On December 30, 2020, SE Res. No. 448/20 was issued, which abrogates said call for tender and instructs the Under secretariat of Hydrocarbons to assess other alternatives for constructing a new gas pipeline and/or the extension of transportation capacities.

Charge for natural gas processing plants

On March 26, 2019, TGS had been served notice of the first-instance ruling rendered by the National First-Instance Administrative Litigation Court No. 1 upholding the claim for unconstitutionality and nullity of PEN Executive Order No. 2,067/08, Res. No. 1451/08 of the former Ministry of Federal Planning, Public Investment and Services, and ENARGAS Res. No. I-1,982/11 and I-1,991/11, as well as any other provision or act issued or issued based on the provisions mentioned above. The Federal Government appealed this ruling on March 29, 2019; the appeal was granted on April 3, 2019, and has not been resolved as of the date hereof. On December 1, 2020, the Court hearing the case settled, pursuant to the ruling and given the reasons alleged by TGS, to extend the granted injunction's validity for a term of six months and/or until a final and conclusive ruling is issued.

27 For further information, see sections 6.2, 7.6 and 8.5 of this Annual Report.

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It is important to remember that the charge resulting from PEN Executive Order No. 2,067/08 was created to finance natural gas imports carried out by the Federal Government, and it made up the variable costs for the processing of natural gas by TGS at its own expense.

7.7         Buyback of Own financial securities

Given the difference between the value of Pampa Group’s assets and the quoted market price, the buyback of own shares and bonds continued in 2020 by efficiently applying liquidity. The market price does not reflect either the value or economic reality they currently hold nor its upside potential, resulting in detriment to shareholders and bondholders’ interests.

Directors, statutory auditors and senior managers may not sell shares held or directly or indirectly managed by them while the buyback programs are in effect.

Pampa Energía

After terminating the fifth program on March 10, 2020, Pampa’s Board of Directors approved four Share Buyback Programs pursuant to the following terms and conditions:

	Repurchase Program V	Repurchase Program VI	Repurchase program VII	Repurchase program VIII	Repurchase Program IX
The maximum amount for repurchase	US$50 million	US$27.02 million	AR$3.6 billion	US$30 million	US$30 million
Maximum price	US$0.58/share or US$14.50/ADR	US$0.52/share or US$13/ADR	AR$67.34/share or US$13/ADR	AR$85.20/share or US$15/ADR	AR$92.16/share or US$16/ADR
Period in force	120 days since Nov 11, 2019	120 days since Mar 11, 2020	120 days since Jul 1, 2020	120 days since Nov 3, 2020	120 days since Mar 3, 2021
Status	Complete	Complete	Complete	Complete	In progress

In 2020, the Company, directly and indirectly, acquired 9.1 million ADR and 0.3 million shares, at an average price of US$11.3/ADR and AR$47.0 share, respectively. After the closing of the fiscal year, the Company indirectly acquired 1.1 million ADR at an average price of US$13.4/ADR.

Moreover, on May 7, 2020, the IGJ registered Pampa’s capital stock reduction, approving the cancellation of 152.0 million shares (or 6.1 million ADR), which was previously approved by the shareholders’ meeting on October 1, 2019. Moreover, Pampa’s respective Shareholders’ Meetings held on April 7 and December 10, 2020, approved the capital stock reduction through the cancellation of 151.6 million and 140.8 million shares held in treasury (or 6.1 million and 5.6 million ADR), respectively, acquired by Pampa and its subsidiaries. These reductions are in the process of registration before the IGJ. At the end of February 2021, Pampa’s outstanding capital stock amounted to 1,426.2 million shares (equivalent to 57.0 million ADRs).

Regarding debt securities, in 2020 Pampa acquired:

i.	US$96.9 million FV of its CBs maturing in 2023 at an average clean price of US$75.5 per US$100 FV which, in addition to those already held in treasury by the Company, amount to a total US$110.4 million FV;
ii.	US$51.0 million FV of its 2027 CBs at an average clean price of US$66.8 per US$100 FV which, in addition to those already held in treasury by the Company, amount to a total US$114.0 million FV; and
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iii.	US$0.2 million FV of its 2029 CBs at an average clean price of US$59.0 per US$100 FV, which, in addition to those already held in treasury by the Company, amount to a total of US$7.5 million FV.

At the end of February 2021, outstanding 2023, 2027 and 2029 CBs amounted to US$389.6 million, US$636.0 million and US$292.5 million, respectively.

Edenor28

Edenor repurchased US$38.8 million FV of its 2022 CBs in 2020, at an average clean price of US$84.6 per US$100 FV. Including those already held in treasury, CBs repurchases amounted to a total of US$78.1 million FV, which were fully canceled on September 28, 2020. Moreover, Edenor received and canceled US$0.1 million FV of its 2022 CBs in January 2021 as an installment of the guarantee in the claim against Rivera Desarrollos S.A. Therefore, at the end of February 2021, outstanding 2022 CBs amounted to US$98.2 million.

Furthermore, in 2020 Pampa acquired 0.4 million Edenor’s ADR at an average cost of US$3.7/ADR. At the end of February 2021, the Company’s equity interest amounts to 55.1% of Edenor’s issued capital stock. It is worth highlighting that the Company is undergoing a divestment process of Class A shares representing 51% of Edenor.

Transener

After the end of the fiscal year 2020, Transba, Transener’s subsidiary, repurchased US$5.5 million FV of Transener’s 2021 CBs at an average clean price of US$93.5 per US$100 FV. Therefore, at the end of February 2021, outstanding 2021 CBs amounted to US$86.0 million.

Besides, in 2020 Pampa acquired US$1.3 million FV of Transener’s 2021 CBs at an average clean price of AR$91.2 per US$1 FV.

TGS

After completing the fifth program on March 9, 2020, TGS’s Board of Directors approved two Share Buyback Programs pursuant to the following terms and conditions:

	Repurchase program V	Repurchase program VI	Repurchase program VII
The maximum amount for repurchase	AR$4.0 billion	AR$2.5 billion	AR$3.0 billion
Maximum price	AR$130/share or US$10.5/ADR	AR$140/share or US$8.5/ADR	AR$250/share or US$8.5/ADR
Period in force	120 days since November 20, 2019	180 days since March 10, 2020	210 days since August 25, 2020
Status	Complete	Complete	In process

In 2020, TGS acquired 6.2 million ADR and 0.6 million shares, at an average price of US$5.24/ADR and AR$128.78/share, respectively. At the end of February 2021, TGS’s outstanding capital stock amounted to 752.8 million shares (equivalent to 150.0 million ADR).

28 For further information, see section 7.5 of this Annual Report.

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As regards debt securities, TGS repurchased US$17.6 million FV of its 2025 CBs in 2020, at an average clean price of US$71.5 per US$100 FV. Therefore, at the end of February 2021, outstanding 2025 CBs amounted to US$482.4 million.

Furthermore, in 2020 Pampa acquired, both directly and indirectly, 0.9 million TGS’s ADR at an average purchase cost of US$4.9/ADR. After the closing of the fiscal year, Pampa acquired, directly and indirectly, 0.9 million ADR and 0.1 million shares of TGS at an average cost of US$5.2/ADR and AR$160.0/share, respectively. At the end of February 2021, the Company’s direct and indirect shareholdings amount to 28.3% of TGS’s issued capital stock.

7.8         Debt transactions

As of December 31, 2020, Pampa’s financial debt at the consolidated level under IFRS amounted to US$1,614 million29. The average interest rate for US$-bearing indebtedness was 7.5%, currency in which 88% of the gross debt is denominated, mainly at a fixed rate. AR$ indebtedness’s average interest rate was 37.7%. The life of Pampa’s consolidated financial debt averaged approximately 4.8 years. The following chart shows the debt maturity profile of the Restricted Group, net of repurchases, expressed in million US$ at the end of the fiscal year 2020:

Note: It only considers Pampa stand-alone and subsidiaries of the Restricted Group at 100%; it does not include affiliates TGS, OldelVal, Transener, Greenwind, CTBSA and Refinor.

To reduce foreign currency-denominated indebtedness and get attractive rates in AR$, throughout 2020, the Company canceled at maturity and pre-canceled financing mainly denominated in US$, repurchased CBs denominated in US$, issued Series IV, V and VI CBs in AR$ for a total of AR$8,158 million, and executed bank loans, primarily denominated in AR$ and short-term. Moreover, in 2020 Series E, IV and V CBs for a total of AR$2,378 million were paid. As of December 31, 2020, Pampa stand-alone’s short-term principal maturities amounted to approximately US$196 million, 95% of which were denominated in AR$. After the closing of the fiscal year 2020, Pampa paid at maturity AR$-denominated bank loans for AR$3,000 million.

CB in AR$	Date of issuance	FV in AR$ million	Coupon	Term
Series IV	April 30, 2020	1,238	Badlar Privada +3%	3 months
Series V	April 30, 2020	565	Badlar Privada +5%	6 months
Series VI	July 29, 2020	6,355	Badlar Privada +2.5%	13 months

As regards affiliates, in 2020, TGS pre-canceled an export credit facility for US$17 million. Greenwind paid the first two amortizations of the credit facility executed with the Inter-American Investment Corporation (‘IIC’) for US$3.4 million. CTBSA executed a partial early redemption of US$130 million of its VRDs plus accrued interests, agreeing to modify the payment schedule for the remaining VRDs, of which principal amounts to US$94 million. Moreover, Pampa acquired US$1.3 million FV of Transener’s 2021 CBs.

29 Without considering Edenor, classified as discontinued operations in the FS.

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Regarding discontinued operations, Edenor paid at maturity the last two of the four amortizations of the loan granted by the ICBC in the amount of US$25 million in 2020. As of 2020 and up to date, Edenor canceled 100% of its 2022 CBs held in treasury for a total of US$78.2 million.

As of the date hereof, Pampa holds in treasury US$110.4 million FV of its 2023 CBs, US$114.0 million FV of its 2027 CBs and US$7.5 million FV of its 2029 CBs. TGS holds in treasury US$17.6 million FV of its 2025 CBs, and Transener, through its subsidiary Transba, holds US$8.3 million FV of its 2021 CBs30.

Finally, as of this Annual Report's issuance, the Company and its subsidiaries comply with the covenants established in their debt agreements.

Deferral of interests’ payment

As a consequence of the modifications over the FX regime in force, which extended the restricted period to access the MLC from 30 to 90 days before and after any transaction concerning the transfer of securities to depository entities abroad, on July 21 and 24, 2020, the Company informed it would proceed with the payment of the eighth and seventh interest periods to bondholders of 2023 CBs and 2027 CBs, in the amount of US$18.4 million and US$28.1 million, respectively, within the 30-day grace period stipulated in the terms and conditions of the Trust Agreements governing said CBs. Consequently, corresponding interest payments were made on August 10, 2020. Thus, it did not constitute an event of default according to the terms and conditions of the 2023 and 2027 CBs.

Credit ratings31

After enacting the Solidarity Law in January 2020, S&P downgraded the global ratings granted to Edenor’s CBs from ‘B-’ to ‘CCC+’ and from ‘raBBB’ to ‘raBB-,’ keeping the negative outlook. Moreover, in April 2020, it downgraded the global ratings of Transener’s CBs from ‘B-’ to ‘CCC+’ and the local ratings from ‘raBBB+’ to ‘raBB,’ both with a negative outlook. In May 2020, it also downgraded the global ratings of Pampa and TGS from ‘B-’ to ‘CCC+’ with a negative outlook. Given the regulatory uncertainty due to the extension of the tariff freeze, in July 2020, it modified the global ratings assigned to the CBs issued by Edenor to ‘CCC’ and the local ratings to ‘raB’, which were again changed in September 2020 to ‘CCC-’ and ‘raCCC+’, respectively.

In April 2020, in line with the change on the sovereign’s credit rating outlooks, Moody’s downgraded the global ratings assigned to Pampa, Edenor and TGS’s CBs from ‘Caa1’ to ‘Caa3’ and the local ratings assigned to Edenor from ‘Baa3’ to ‘Caa1’, in all cases with a negative outlook. Moreover, in September 2020, Moody’s changed its local credit rating methodology, updating the ratings assigned to Edenor’s CBs from ‘Caa1.ar’ to ‘A-.ar.’

In June 2020, in line with the change in the sovereign’s credit rating outlooks, FitchRatings modified the global ratings assigned to CBs issued by Pampa from ‘CCC+’ to ‘CCC’. It also kept the ‘AA-’ local ratings unchanged for the long term and assigned an ‘A1+’ rating for the short term.

Finally, in March 2021, S&P modified the global ratings assigned to the CB issued by Transener from ‘CCC+’ to ‘CCC’ and local ratings from ‘raBB’ to ‘raCCC’ due to the access restrictions to the MULC and regulatory uncertainty.

30 For further information, see section 7.7 of this Annual Report.

31 Including Edenor, classified as discontinued operations in the FS.

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7.9         Other relevant events

Corporate reorganization

Aiming to continue simplifying the Group’s corporate structure, on March 9, 2020, Pampa and CPB’s Board of Directors approved the merger process between Pampa, as absorbing company, and CPB, as absorbed company, establishing January 1, 2020, as the actual merger date. On May 11, 2020, the respective shareholders’ meetings approved such merger.

Moreover, on June 19, 2020, Pampa, PACOGEN and PHA’s Board of Directors approved the merger process between Pampa, as absorbing company, and PACOGEN and PHA, as absorbed companies, establishing April 1, 2020, as the actual merger date. On August 7, 2020, the respective shareholders’ meetings approved the merger process. Consequently, the Company simultaneously became the beneficiary, fideicommissary and trustee under the CIESA Trust. On March 24, 2020, the Trustee transferred to PHA all the shares issued by CIESA held by the CIESA Trust, representing 40% of CIESA’s capital stock and voting rights. Until all expenses and taxes associated with the transfer of the trust estate have been canceled, the CIESA Trust will remain in effect, and the Trustee will maintain such capacity. The Company will assume all payment obligations for the applicable taxes and expenses resulting from the trust estate transfer.

Finally, on December 28, 2020, the Boards of Directors of Pampa, Pampa Participaciones, Transelec and other companies wholly owned by Pampa resolved to approve the merger between the Pampa, as absorbing company, and Pampa Participaciones, Transelec and other affiliates, as absorbed companies, effective as from October 1, 2020. On February 17, 2021, the respective shareholders’ meetings approved the merger process.

Stock compensation plan for key staff

In 2020, a total of 705,282 common shares were granted to employees under the stock compensation plan for the Company’s key personnel, a program approved by the Company’s Board of Directors on February 10, 2017. The Company currently holds 4.3 million common shares in the treasury allocated to fund such plan.

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8.   Description of our assets

Pampa is the largest independent energy integrated company in Argentina, participating in the electricity and the gas value chains.

Note: As of December 31, 2020. Segments correspond to business classifications in the FS. Affiliates Greenwind, CTEB, Oldelval, Transener, TGS and Refinor are co-controlled companies, which under IFRS are not consolidated in Pampa’s FS. 1 It includes 280 MW at CTEB and 15 MW at CTLL. 2 It includes PEMC. 3 Discontinued operation. 4 2020 average production of blocks in Argentina.

We are the largest independent power generation operator in the country, with an installed capacity of 4,955 MW, representing 12% of Argentina's installed capacity. By adding the next 295 MW expansions, our total installed capacity would amount to 5,250 MW.

Edenor is in our electricity distribution segment, the largest electricity distributor in the country. On December 28, 2020, Pampa announced the sale of our controlling stake. Therefore, the company was reported as discontinued in the FS.

Our oil and gas segment comprise both operated and non-operated blocks at Pampa Energía’s stake. In 2020, the total average production in Argentina amounted to 45.0 kboe/day, 90% corresponding to gas, being the third largest gas producer in the Neuquina Basin.

In petrochemicals, Pampa owns three high-complexity plants, leading the production of styrene, SBR and polystyrene, with a domestic market share ranging between 85% and 98%.

Finally, our holding and others segment is mainly made up of our 27.7% interest in TGS, the country’s largest gas transportation company, owning 9,231 km of gas pipelines and an NGL plant, General Cerri, with a production capacity of 1 million ton/year. Moreover, Transener, in which we have a 26.3% indirect interest, operates and maintains 85% of the Argentine high voltage transmission grid, covering 21 thousand km of lines. Besides, we have a 28.5% direct interest in Refinor, a refinery with an installed capacity of 25.8 kb of oil per day and 91 GS in the country's northwest.

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  Corporate structure as of December 31, 2020

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8.1   Power generation32

The following tables summarize the 15 power generation assets operated by Pampa:

Note: All figures are rounded, so the total may not equal the sum of the figures. Gross margin before amortization and depreciation. 1 Operated by Pampa (50% of equity stake). 2 Commissioned on May 10, 2019. 3 Capacity increase of GT03 and commissioning of GT04 in June 2019. Commissioning of ST02 and capacity increase of CC01 between July 2 and October 8, 2020. 4 Pampa is the operator and holds a 50% equity stake as of June 26, 2019.

32 For further information, see sections 5.1, 7.1 and 7.3 of this Annual Report.

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The following chart shows Pampa’s market share in the power generation segment:

2020 Net power generation

100% = 133,584 GWh

Note: Hydroelectric power generation net of pumping.

Source: CAMMESA.

Hydroelectric generation

Located on the Atuel river, in the Province of Mendoza, HINISA has a 30-year concession for the generation, sale and marketing of electricity from the Los Nihuiles hydroelectric system since June 1994. HINISA has an installed capacity of 265 MW, which represents 0.6% of Argentina’s capacity, and consists of three dams and three hydroelectric power generation plants (Nihuil I, Nihuil II and Nihuil III), as well as a compensator dam. Los Nihuiles System extends for a total distance of approximately 40 km with a height differential between 440 m and 480 m. From 1990 to 2020, its annual average generation was 807 GWh, with a record high of 1,250 GWh in 2006 and a record low of 481 GWh in 2020. Pampa has a 52% direct and indirect stake in HINISA’s capital stock.

Also, in the Province of Mendoza, but on the Diamante river, HIDISA holds a 30-year concession, effective since October 1994, for the generation, sale and marketing of electricity from the Diamante hydroelectric system. With 388 MW, which represents 0.9% of Argentina’s installed capacity, it consists of three dams and three hydroelectric power generation plants (Agua del Toro, Los Reyunos, and El Tigre). The Diamante System extends for a total distance of approximately 55 km, with a height differential between 873 m and 1,338 m. From 1990 to 2020, its annual average generation was 545 GWh, with a generation record high of 943 GWh in 2006 and a record low of 322 GWh in 2014. Pampa holds a 61% direct and indirect stake on HIDISA’s capital stock.

The HPPL plant started operating in the year 1999 under a 30-year concession. Located on the Limay River, in the Province of Neuquén, HPPL has an installed capacity of 285 MW distributed in 3 Kaplan-type turbines, representing 0.7% of Argentina’s generation capacity. The dam is made up of loose materials with a waterproof concrete side. It has a total length of 1,045 meters, a total height of 54 m at the deepest point of the foundation, and a crest of 480.2 meters above sea level. From 2000 to 2020, HPPL’s historical average annual generation was 950 GWh, with a generation record high of 1,430 GWh in 2006 and a record low of 494 GWh in 2016. HPPL’s concession is 100% owned by Pampa.

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Wind power generation

PEMC is located on provincial route No. 51, 18 km from the City of Bahía Blanca, Province of Buenos Aires. The wind farm comprises 29 V-126 Vestas wind turbines, each with a 3.45 MW power capacity and an 87-meter hub height, with an approximate 48% load factor of P50. PEMC’s total installed capacity amounts to 100 MW, representing 0.2% of Argentina’s installed capacity. It was commissioned for service in June 2018 and sells its energy to CAMMESA under the RenovAr program. Since 2018, its average annual generation was 346 GWh. Even though Pampa is the operator, the Company has a 50% direct interest in the capital stock of Greenwind, a company which the only asset is PEMC.

PEPE II is located next to PEMC. It comprises 14 V-136 Vestas wind turbines, each with a 3.8 MW power capacity and a 120-meter hub height, with an approximate 56% load factor P50. PEPE II’s total installed capacity amounts to 53 MW, and it was commissioned in May 2019, selling its energy in the MAT ER. In 2020, PEPE II generated 207 GWh.

Finally, PEPE II’s twin wind farm, PEPE III, is located in Coronel Rosales, on national route No. 3, 45 km from the City of Bahía Blanca, Province of Buenos Aires. It was also commissioned in May 2019, with an approximate 63% load factor of P50, and it sells its energy in the MAT ER. In 2020, PEPE II generated 243 GWh. Both PEPE II and PEPE III are assets wholly owned by Pampa.

Thermal generation

CTG is in northwestern Argentina, in the City of Gral. Güemes, Province of Salta. Privatized in 1992, it has a 261 MW open cycle thermal power generation plant, with the addition in September 2008 of a GE natural gas-fired turbo generator unit of 100 MW, totaling 361 MW, which accounts for 0.9% of Argentina’s installed capacity. From 1993 to 2020, its average annual generation was 1,702 GWh, with a generation record high of 1,903 GWh in 1996 and a record low of 368 GWh in 2020.

Also, in the north of the Province of Salta is located CTP, in the small village of Piquirenda, Municipality of Aguaray, Department of General San Martín. Its construction started in early 2008 and finished in 2010; it has 30 MW consisting of ten GE Jenbacher JGS 620 gas-fired engines, representing 0.1% of Argentina’s installed capacity. From 2011 to 2020, the average annual generation was 114 GWh, with a record high of 156 GWh registered in 2017 and a record low of 53 GWh registered in 2019.

In the south of the Province of Neuquén, CTLL is located at Loma de la Lata, in the proximity of one of the largest gas fields in Latin America, which holds the same name. The plant was built in 1994 and consists of three GT with an installed capacity of 375 MW, a 180 MW Siemens ST installed in 2011 for its closing to CC and which capacity was increased in January 2018, a 105 MW GE aero-derivative GT installed in May 2016, and a 105 MW GE GT incorporated in August 2017. Therefore, CTLL’s total capacity amounts to 765 MW, representing 1.8% of Argentina’s installed capacity. From 1997 to 2020, the average annual generation was 2,093 GWh, with a record high of 5,096 GWh registered in 2019 and a record low of 272 GWh registered in 2002. Currently, works are underway to add 15 MW of MAN gas engines, which is expected in 2021.

Pampa operates six CT in the Province of Buenos Aires. Three of them are placed in the vicinity of the City of Bahía Blanca: CPB, in the port of Ingeniero White, consists of 2 ST with a 310 MW capacity each, totaling 620 MW, which represents 1.5% of Argentina’s installed capacity. The boilers can be indistinctly fed with FO or natural gas supplied through a proprietary 22 km gas pipeline operated and maintained by CPB and connecting with TGS’s main gas pipeline system. Furthermore, CPB has two tanks for the storage of 60,000 m3 of FO. From 1997 to 2020, its average annual generation was 1,987 GWh, with a generation record high of 3,434 GWh reached in 2011 and a record low of 189 GWh registered in 2002.

Located in a lot adjacent to CPB, CTIW consists of 6 dual-fuel (natural gas or FO) Wärtsilä engines, with 100 MW installed power capacity, representing 0.2% of Argentine installed capacity. The engines are high-efficiency, with a 46% performance rate. The plant is interconnected to the 132 kV grid through a Transba substation. Liquid fuel is supplied using CPB’s unloading and storage facilities and natural gas through CPB’s internal facilities. CTIW was commissioned on December 22, 2017, and since 2018 its average annual generation has amounted to 272 GWh.

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Moreover, EcoEnergía, located in the outskirts of the City of Bahía Blanca, is a co-generation power plant located inside TGS’s General Cerri Complex. The plant, consisting of a 14 MW ST, was commissioned in 2011. The plant sells electricity in the Energía Plus market. From 2011 to 2020, EcoEnergía’s historical average annual generation amounted to 87 GWh, with a generation record high of 108 GWh in 2018 and a record low of 20 GWh in 2011.

Other two CT in the Province of Buenos Aires are located in Greater Buenos Aires: CTGEBA, in the district of Marcos Paz, in western Greater Buenos Aires, has a strategic location since it is just one km from the Ezeiza transforming station, a WEM reference node for the supply of electricity to the country’s highest demand area. CTGEBA began operating in 1999 and has two CC, one with a 684 MW installed capacity, consisting of two GT of 223 MW each and a 239 MW ST, repowered in October 2020. The second CC consists of a GT with a 182 MW power capacity, known as Genelba Plus, installed in 2009 and repowered in June 2019, another GT of 188 MW installed in 2019, and the ST of 199 MW commissioned on July 2, 2020, completing the expansion project started in 2017. CTGEBA is the largest CT in the country, with a total installed capacity of 1,253 MW, representing 3.0% of Argentina's installed capacity. From 2000 to 2020, its historical average annual generation was 4,913 GWh, with a generation record high of 7,912 GWh in 2020 and a record low of 3,438 GWh in 2001.

Furthermore, CTPP is in Northern Greater Buenos Aires, in the Pilar Industrial Complex, district of Pilar. The plant is made up of 6 Wärtsilä engines with an approximate 43% efficiency, has a total 100 MW capacity, and may indistinctly consume FO stored in own tanks or natural gas supplied through a dedicated gas pipeline which is connected with TGN’s main gas pipeline, whereas the energy is evacuated through a 132 kV line connected to the Pilar substation owned by Edenor. Its historical average annual generation since 2018 has been 184 GWh.

Finally, CTEB is the sixth CT in the Province of Buenos Aires, located in Ensenada city, Greater La Plata. It is currently composed of two Siemens GT commissioned in 2012 for 567 MW, representing 1.4% of Argentina’s installed capacity. This CT may consume natural gas or GO and has two storage tanks with a combined capacity of 45,000 m3. Moreover, the closing to CC is expected with the commissioning of a 280 MW Siemens ST. From 2012 to 2020, CTEB’s historical average annual generation amounted to 1,327 GWh, with a generation record high of 2,093 GWh in 2016 and a record low of 255 GWh in 2020. Pampa operates CTEB until July 2023, alternating its operation with YPF for 4-year terms, and has a 50% indirect equity stake in CTBSA, a company which the only asset is CTEB.

Current expansions

Project	MW	Marketing	Currency	Awarded price			Investment in US$ million[1]	Date of commissioning
				Capacity per MW-month	Variable per MWh	Total per MWh
CTLL	15	SE Res. No. 31/20	AR$	162,000-427,500[2]	324	728	20	Q2 2021 (est.)
CTEB[3]	280	PPA for 10 years	US$	23,962	10.5	43	200	CC: Q1 2022 (est.)

Note: 1 Amount does not include VAT. 2 It considers the range of load factor coefficient and the HMRT additional remuneration. 3 Pampa holds a 50% interest.

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8.2    Electricity distribution33

On December 28, 2020, Pampa agreed on the sale of Edenor’s controlling stake. This divestment is part of our strategic plan, aiming to continue expanding the power generation installed capacity and developing unconventional natural gas reserves. Consequently, for accounting purposes, the distribution segment is disclosed as discontinued operations both in the current period 2020 and in the 2019 comparative period.

Edenor is the largest electricity distribution company in the country in terms of the number of customers and electricity sold (in GWh and monetary terms). It holds a concession until 2087 to distribute electricity on an exclusivity basis in the northern and northwestern metropolitan area of Buenos Aires, covering 4,637 km2 and approximately 9 million inhabitants.

The following table summarizes Edenor’s electricity sales and customers:

Note: 1 Including 558,067 and 561,915 customers covered by the Social Tariff as of December 31, 2020, and 2019, respectively.

The following chart shows Edenor’s market share:

2020 total electricity distribution

100% = 127,306 GWh

Source: CAMMESA.

33 For further information, see sections 5.3, 7.2 and 7.5 of this Annual Report.

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The following table summarizes Edenor’s main technical and financial indicators:

	2019	2020
Technical information
Transmission and distribution lines (Km)	40,488	40,861
Number of clients (million)	3.1	3.2
Electricity sales (GWh)	19,974	20,179
Financial information, in million AR$*
Revenue from services	122,437	91,316
Fiscal year’s results, attributable to company’s shareholders	16,518	(17,698)
Assets	162,633	148,796
Liabilities	82,113	85,898
Shareholders’ equity	80,520	62,898

Note: *Annual FS figures under IFRS, in million AR$, adjusted by inflation as of December 31, 2020.

Energy demand

Edenor’s energy demand in 2020 reached 25,124 GWh, which represents a 1% increase compared to 2019, despite the 1% decrease in the total WEM demand. Edenor’s maximum demanded capacity reached 5,144 MW, similar to the 5,124 MW recorded in 2019, whereas the WEM’s maximum capacity amounted to 25,791 MW in 2020, 1% lower than in 2019.

The volume of electricity distributed in 2020 across Edenor’s area, including the wheeling system, totaled 20,179 GWh. Energy purchased in the WEM amounted to 25,124 GWh, 1% higher year-on-year, resulting in an average annual monomic price of AR$2,187/MWh or US$31.0/MWh equivalent at average FX, 29% lower compared to 2019. The decrease is due to the devaluation of the AR$ and seasonal price freeze since February 2019 for residential users and since August 2019 for non-residential users (the latter being passed on to tariffs).

Evolution of peak power capacity

2000 – 2020, in MW

Source: Edenor.

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Commercial management

Despite the outbreak of COVID-19, total physical electricity sales experienced a slight 1% increase compared to 2019, mainly explained by the residential segment due to the restrictions on activities and movement and, to a lesser extent, the seasonal price elasticity effect. The residential demand, which has high participation in the sold volume (46%), experienced an 11% increase compared to 2019. On the contrary, industries and PyME consumption, which represents 15% of the sold volume, decreased by 8% compared to 2019, affected by the decline in the economic activity and the lockdown, although gradually recovering from the easing of the mandatory isolation measures.

Energy losses

The annual rolling rate for total (technical and non-technical) energy losses reached 19.6% in 2020, lower than the 19.9% recorded in 2019, mainly because of lower non-technical losses in relative and absolute terms. Technical losses are those that necessarily arise from power transmission and distribution, whereas non-technical losses are attributable to consumption metering errors or failures, theft or defective installation. The use of highly inefficient home-made devices as a substitute for gas and energy theft in low-income neighborhoods accounts for non-technical losses, in addition to the socio-economic crisis.

In 2020, the plan aimed at normalizing clandestine, inactive and chronically delinquent customers continued, with a substantial increase in the installation of MIDE (Energy Integrated Meter) self-managed meters. In 2020, 25,466 MIDE were installed, 24,540 of which are already activated. It is worth highlighting that as of December 2020, the cumulative number amounts to 262,363 MIDE, exceeding the initial goal of 250,000 installed meters for 2020. Additionally, Edenor kept installing the new type of MULCON (Multiple Concentric) grid, which takes advantage of the MIDE meters functionality, enhancing invulnerability to electricity theft in neighborhoods with high fraud levels.

Moreover, the company continued developing analytical and artificial intelligence tools to enhance routing inspections' effectiveness to reduce electricity theft. In this same line, approximately 518,000 tariff 1-meter inspections were carried out, with a 54% efficiency. Regarding the recovery of energy, besides the customer normalization through MIDE, clandestine customers were recovered by installing conventional meters. The evolution of the annual rates for energy losses since the beginning of Edenor’s concession is shown below:

Energy losses: annual rolling rate (%)

1992 – 2020

Source: Edenor.

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Service quality management

The seventh semester of the RTI 2017 – 2021 five-year period started in March 2020, governed by the new sub-annex IV of the Concession Agreement established by the RTI. Besides setting district and commune-based service quality controls, a quality improvement path with increasing requirements is implemented, both regarding frequency limits and admissible times, and the cost of non-delivered energy. Additionally, an automatic penalty scheme was established so that bonuses on account of deviations from the established limits should be credited to customers within a term of 60 days from the end of the controlled semester. The final penalties values require the ENRE to render a judgment regarding the information submitted for each semester.

Under Res. No. 198/18, the ENRE provided 300 or 600 kWh additional penalties per user based on the Feeder’s Semiannual Path Factor (FSSA) and the User’s Semiannual Path Factor (FSSU) as of September 2018. Applicable penalties should be calculated and informed to the ENRE within a term of 120 calendar days from the end of the control semester and deposited in a third-party escrow account.

The average frequency and the total interruption times during the last five years are detailed below:

Checked by client*	2016	2017	2018	2019	2020
SAIFI (frequency)	8.67	9.02	6.94	6.15	4.64
SAIDI (hours)	25.84	27.55	22.65	15.94	12.23

Note: *Rolling annual rate as of December of each year.

As can be observed in the annual evolution of these indicators, the significant reduction in the SAIFI frequency compared to the previous year was reflected in a similar proportion in the SAIDI total time. As indicated in other opportunities, investment actions in distribution grids and their maturity over time usually result in a decrease in the SAIFI. Moreover, this effect is transferred to the SAIDI even when average interruption times remain invariable.

Investments

Investments made in 2020 amounted to AR$10,039 million in nominal currency and AR$11,073 million in constant currency as of December 31, 2020, prioritizing their execution on top of other expenses to preserve the safety of the utility under concession. To meet demand, improve the service quality and reduce non-technical losses, most investments were allocated to increasing the power capacity and new supplies and installing remote control equipment in the medium-voltage grid and prepaid energy meters. Furthermore, Edenor continued making investments to preserve the environment and safety on the streets.

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The following chart illustrates its annual distribution:

Edenor’s annual investments

1992 – 2020

Note: Figures in nominal terms. Source: Edenor.

8.3    Oil and gas34

Pampa is one of the leading hydrocarbon E&P companies in Argentina, with a presence in the country’s major oil basins, from which it obtains natural gas and oil. Investments in this segment amounted to US$41 million in 2020, representing a 79% decrease compared to 2019, explained by the uncertain business context and the reduction of activities due to COVID-19.

The following table summarizes the E&P’s main technical indicators:

	2019	2020
Technical information
Number of productive wells in Argentina	885	858
Average gas production in Argentina (thousand m3/day)	7,344	6,902
Average oil production in Argentina (thousand bbl/day)	5.0	4.4
Average total production in Argentina (thousand bbl/day)	48.2	45.0

34 For further information, see sections 6.1, 7.2 and 7.4 of this Annual Report.

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The following table summarizes Pampa’s blocks:

Note: Production at our ownership. 1 Province of Río Negro. 2 Province of Neuquén. 3 It does not include Vaca Muerta formation. 4 Over nine wells. 5 Over 13 wells. 6 It includes San Antonio Sur, expiring in 2023, and Aguaragüe, expiring in 2027. 7 Exploitation concession as from October 15, 2020. 8 Under extension process. 9 Under transfer process to GyP (exploration permit holder).

Production

Our E&P segment’s production in Argentina reached an average of 45.0 kboe per day in 2020, 90% corresponding to gas and 10% to oil. The monthly evolution is detailed below:

E&P segment’s production*

In kboe/day

Source: Pampa.

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In 2020, the E&P segment was affected by the industry’s uncertainty and the reduction of activities due to COVID-19. Despite the decline in the activity, 19 wells were drilled (1 gas and 18 oil wells), and 16 wells were completed (1 gas and 15 oil wells). However, at the end of 2020, Pampa was an awardee under Plan Gas.Ar, being the company with the highest growth in tendered production, with an investment of approximately US$250 million over the following four years of the program.

Gas production at our ownership was 6% lower than in 2019, whereas at the national level, the drop amounted to 9%, reaching 6.9 million m3/day, mainly due to the lower aggregate demand due to the lockdown and also the collapse in prices, which adjusted downward to moderate the production curtailment. This situation affected our blocks were lifting cost is less competitive: Rincón del Mangrullo, Río Neuquén and Sierra Chata (-749 mil m3/day year-on-year variation), which represent 31% of total production.

These effects were partially offset by the increase in the El Mangrullo block, representing 65% of total production and reaching an average production level of 4.5 million m3/day (+353 thousand m3/day year-on-year variation) in 2020. Additionally, peak production of 5.0 million m3/day was recorded in El Mangrullo in September 2020, thanks to the evacuation infrastructure expansion. It is worth highlighting that in 2020, 6% of Pampa’s gas production came from the Vaca Muerta formation as a result of the completion of two horizontal wells at El Mangrullo in August 2019.

As previously mentioned, under the Plan Gas.Ar call for tenders for the 2021 - 2024 period, Pampa was awarded a base volume of 4.9 million m3/day at US$3.6 per million BTU and an additional volume of 1.0 million m3/day during the winter period at US$4.7 per million BTU. Moreover, under Plan Gas.Ar’s second round for the winter period, Pampa was awarded 0.8 million m3/day at US$4.7/MBTU. Participation in Plan Gas.Ar guarantees a level of activity for the 2021 – 2024 period, mainly focused on the El Mangrullo, Río Neuquén and Sierra Chata blocks, with an aggregate investment of more than US$250 million over the four years of the program.

Oil production at our ownership reached 4.4 kbbl/day, 11% lower than in 2019, explained by the fall in demand since the mandatory lockdown and the shortage of storage capacity. Hence, lower market prices were realized, affecting production at El Tordillo block (-0.5 kbbl/day), in addition to a slight decrease in the associated crude oil at Río Neuquén and Rincón del Mangrullo (-0.2 kbbl/day). These effects were partially offset by the conventional production contribution from Chirete (+0.1 kbbl/day), an area converted to an exploitation concession in October 2020 over the Los Blancos lot for a term of 25 years.

A significant milestone in 2020 was that Pampa exported Medanito crude oil for the first time, becoming one of the country's first exporters. Moreover, in 2020 oil exports represented 33% of the production (whereas it was just 4% in 2019), thus softening the sharp drop in domestic demand from the beginning of the lockdown. However, domestic demand started to recover from mid-September 2020, so by the end of the year, 100% of the production was again destined to the domestic market. In 2020, 7 tankers with Medanito and Escalante oil were exported, totaling more than half a million oil barrels.

Los Blancos new exploitation concession and relinquishment over the remaining area of the Chirete block

Following the discovery of oil after 34 years with no new findings of crude oil in the Noroeste Basin, on October 15, 2020, the Province of Salta granted Pampa and High Luck Group Limited an exploitation concession over the Los Blancos block for a term of 25 years, relinquishing the exploration permit over the remaining area of the Chirete block. Moreover, an investment plan was established for a total amount of US$57 million for the 2020 – 2024 five-year period.

Gas export authorization

In September 2019 and November 2020, Pampa was granted permits to export gas to Chile on a firm basis for a maximum volume of 0.6 million m3 per day and an interruptible basis for a maximum volume of 4.4 million m3 per day, respectively.

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Exploration activities

Pampa considers that exploration is the main vehicle for reserves replacement. However, in 2020 the Company had to postpone certain exploration activities due to the lack of predictability in gas prices, mainly accounted for by the Plan Gas.Ar's launching delay, which calls for tenders took place at the end of 2020. Moreover, to a lesser extent, crude oil reference prices were significantly affected by the pandemic.

In February 2020, the shale oil drilling well in Rincón de Aranda, targeting the Vaca Muerta formation, was finished. However, the well completion was postponed because of the lockdown restrictions and the sharp drop in the crude oil price.

Additionally, the extension of exploration permits in Parva Negra Este and Río Atuel blocks, as well as Enarsa 1 and 3 final relinquishment, are currently underway.

Reserves

Pampa estimates its reserves at least once a year. Proven reserves are estimated by the Company’s geologists and reservoir engineers. Reserve engineering is a subjective process consisting of estimating underground accumulations of hydrocarbons that cannot be precisely measured; this process depends on the available information’s quality, engineering, geological interpretation and judgment. Accordingly, reserves estimate and future production profiles are often different from the quantities of hydrocarbons that are ultimately recovered. The validity of estimates largely depends on the underlying assumptions. Such reserves estimates were prepared according to the Modernization of Oil and Gas Reporting Presentation rules issued by the SEC.

Gaffney Cline & Associates, international technical consultants, carried out an independent assessment of our reserves, auditing 98% of Pampa’s estimated proven reserves (P1), and concluded that oil and natural gas reserve volumes subject to their independent technical assessment are reasonable.

On December 31, 2020, Pampa’s proven P1 reserves amounted to 142 million boe, 5% higher than the volumes recorded as of December 31, 2019. Considering production levels and the 2020 incorporations, the reserve-replacement ratio was 1.4, and the average life was approximately 8.6 years. Moreover, out of P1 reserves, as of the closing of the fiscal year 2020, 90% corresponded to natural gas. It is worth noting that 7% of P1 reserves correspond to shale, mainly in El Mangrullo, a block 100% owned by Pampa, compared to just 3% of P1 reserves for shale in 2019.

Estimated reserves in Argentina are shown before the deduction of royalty payments since they have characteristics similar to taxes on production and, therefore, are treated as operating costs. The composition and evolution of Pampa’s proven reserves as of December 31, 2020, both developed and undeveloped, is detailed below:

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Pampa’s total proven reserves As of December 31, 2020 100% = 142 million boe	Evolution of Pampa’s certified proven reserves In million boe

Hydrocarbon transportation35

OldelVal

As of December 31, 2020, Pampa holds a 2.1% direct interest in OldelVal. OldelVal operates main oil pipelines providing access to Allen, in the Comahue area, and the Allen - Puerto Rosales oil pipeline, evacuating the oil produced in the Neuquina Basin to Puerto Rosales (a port in the City of Bahía Blanca) and the supply of the Plaza Huincul and Luján de Cuyo distilleries, all located in the pipeline’s area of influence.

In 2020, Allen's oil transportation to Puerto Rosales reached 26,817 m3/day on average, and transportation to the refineries located in the provinces of Neuquén and Mendoza totaled an average of 1,702 m3/day and 571 m3/day, respectively. The total transported volume was 29,090 m3/day, equivalent to 66.4 million bbl transported in 2020, representing a 3.7% increase compared to 2019.

Moreover, due to the effects of COVID-19, in 2020 a temporarily significant decrease in the demand for oil-based fuels was evidenced. The decline in consumption and the lack of storage capacity generated a reduction in crude oil production in the Neuquina Basin, especially in April and May, for which the transported volume also decreased. However, as from the month of June and the lockdown easing measures passed by the Federal Government, the expected transported volumes were restored.

In this way, OldelVal has managed to maintain the transportation service, ensuring operational continuity and a reliable pumping system. Furthermore, planned objectives were achieved in terms of safety and support investments.

8.4    Petrochemicals

The petrochemicals segment takes part in Pampa’s vertical integration with gas operations. The Company’s goal is to maintain its position in the styrene market by capitalizing on current conditions and maximizing the use of its petrochemical raw materials. Our assets’ production covers a wide range of products, such as octane bases for gasoline, benzene, aromatic solvents, hexane and other hydrogenated paraffinic solvents, propellants for the cosmetic industry, monomer styrene, rubber, and polystyrene for the domestic and foreign markets.

35 For further information, see section 6.2 of this Annual Report.

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The petrochemicals market where Pampa competes is influenced by global supply and demand, which substantially impacts our results. Pampa is the only producer of monomer styrene, polystyrene and elastomers in Argentina and the only integrated producer of goods ranging from oil and natural gas to plastics. As part of its efforts to integrate operations, it uses an important volume of its own benzene production to obtain styrene and, in turn, a substantial volume of styrene to manufacture polystyrene and SBR.

The petrochemicals division consists of the Puerto General San Martín (PGSM) integrated petrochemical complex, in the Province of Santa Fe, with an annual production capacity of 50 kton of gases (LPG, which is used as raw material and propellant), 155 kton of aromatics, 290 kton of gasoline and refined products, 160 kton of styrene, 55 kton of SBR, 180 kton of ethyl benzene and 31 kton of ethylene. This segment also includes a polystyrene plant in Zárate, Province of Buenos Aires, with a production capacity of 65 kton. As of December 31, 2020, Pampa’s estimated share in the Argentine styrene, polystyrene and rubber markets amounted to 98%, 93% and 85%, respectively.

The following table shows the petrochemicals division’s main indicators for fiscal years ended December 31, 2019, and 2020:

	2019	2020
Technical information
Revenues (in kton):
Styrene (incl. propylene and ethylene)	55	47
SBR	27	37
Polystyrene	44	47
Others	217	205
Sales destination*
Argentina	71%	66%
Abroad	29%	34%

Note: *Percentage calculated from sales in the FS.

Styrene’s division

In 2020, the monomer styrene sales volume totaled 39 kton, a figure 13% lower than in 2019, with a 3% increase in domestic sales and a 61% decrease in exports, associated with lower sales to Brazil. Propylene sales volumes reached 8 kton, 19% lower than in 2019, mainly due to the lower styrene plant’s load. The polystyrene sales volume was 47 kton, experiencing a 6% increase compared to 2019, with an 11% increase in domestic sales, which was partially offset by a 12% decrease in exports, mainly to Chile and Brazil. Polystyrene local sales were the least affected by the lockdown, as a large volume is destined to packaging for the food industry. Moreover, in 2020 Pampa sold 37 kton of rubber, a figure 39% higher than in 2019, due to higher exports to Brazil.

Gasoline reforming division

Sales of the Reforming division decreased by 7% compared to 2019. In 2020, octane bases and gasoline sales totaled 140 kton, a volume 11% lower than in 2019, with a 29% decrease in domestic sales, associated with the drop in fuel consumption resulting from the lockdown. Hexane, paraffin solvents and aromatics sales volumes totaled 52 kton in 2020, representing a 6% increase compared to 2019, partially offset by the lower dispatched volume of octane bases. In 2020, propellant sales totaled 9 kton, experiencing a 7% decrease compared to 2019.

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8.5    Other businesses

Transener36

Transener is the leading company in the utility service of high voltage electric energy transmission in Argentina. It holds a concession of over 14,488 km of transmission lines and 58 transforming stations, directly operating 85% of its high-voltage lines. In turn, its subsidiary Transba holds a concession over 6,604 km of transmission lines and 107 transforming stations, which make up the Main Distribution Transmission System of the Province of Buenos Aires. The following table summarizes Transener’s most relevant technical and financial indicators:

	2019	2020
Technical information
Transener transmission lines (Km)	14,489	14,488
Transba transmission lines (Km)	6,492	6,604

Financial information, in million AR$*
Revenues	19,712	16,289
Fiscal year’s results, attributable to company’s shareholders	5,425	4,164
Assets	41,245	45,581
Liabilities	18,075	18,257
Shareholders’ equity	23,170	27,324

Note: *Annual FS figures under IFRS, in million AR$, adjusted by inflation as of December 31, 2020.

Operation and maintenance

The extra high voltage power transmission grid, operated and maintained by Transener, is subject to significant load conditions year after year. The record-breaking demand for the power capacity of 26,320 MW, registered on February 8, 2018, was not surpassed in 2020. However, a record-breaking demand for the power capacity of 26,450 MW was registered on January 25, 2021, exceeding by 0.5% the maximum peak recorded in 2018.

Despite the great number of power grid requests in 2020, service quality has been wholly acceptable for the values required from a company like Transener, ending the year with a rate equal to 0.29 failures per each 100 km-line, consistent with international parameters accepted for companies that operate and maintain extra high voltage transmission systems. The following chart shows the evolution of the failure rate for the service provided:

36 For further information, see sections 5.2 and 7.2 of this Annual Report.

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Failure rate

(Rate per each 100 km of lines)

Source: Transener.

Investments

In 2020, Transener invested AR$3,069 million in nominal currency and AR$3,529 million in constant currency. The following chart illustrates its annual distribution:

Transener’s annual investments

In million AR$, 1999 - 2020

Note: Figures in nominal terms. Source: Transener.

Business development

Engineering services –works

Transener has focused its activity on its competitive advantages regarding power grid expansion works, prioritizing the works to be executed on the 500 kV and 132 kV systems.

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The development of an important works program for the generation of renewable energies has entailed the demand for other services, such as the preparation of bidding documents, electricity studies, the implementation of power generation and demand monitoring systems (Automatic Export Demand and Generation Disconnection systems), and the testing and commissioning of transforming stations. Transener’s expertise has been a key factor for customers to entrust it with critical works' performance. Among the most important projects, we can mention the 132-kV expansion works for power input from wind farms.

Power transmission-related services

The operation, maintenance, and other services, such as specific testing hired by private customers owning transmission facilities for private and public use (independent transporters and international transporters), have been provided since the creation of Transener.

Among the works performed by Transener, we can mention the replacement of bushings, the performance of oil analyses, diagnostic trials, optical fiber repairs, FO connections in repeater junction boxes, the cleaning of isolators, measurements of electric and magnetic fields, automation implementation, maintenance of lines and equipment in transforming stations, among others.

All service agreements maintained actual values for Transener’s remuneration. Most contracts have been uninterruptedly renewed since their commencement, which confirms the service's quality and the level of satisfaction of its customers.

Communications

In 2020, Transener continued providing infrastructure services to several communication companies, including the assignment of dark fiber optics over its system (IV Line) and the rental of space in microwave stations and their antenna-supporting structures. The growing demand from mobile communication companies has led to a significant revenue increase from volume and better prices, offering internet services to wind farms. Moreover, Transener continued providing support services for operational communications and data transmission to WEM agents.

TGS37

TGS is the most important gas transportation company in the country, and it operates the largest pipeline system in Latin America. It is also a leading company in the production and commercialization of NGL for domestic and export markets, conducting this business from the General Cerri Complex located in Bahía Blanca, Province of Buenos Aires. TGS also provides comprehensive solutions in the natural gas area and, since 1998, it has also landed in the telecommunications area through its controlled company Telcosur. As of December 31, 2020, Pampa holds a 27.7% interest in TGS.

The following table summarizes TGS’s main technical and financial indicators:

37 For further information, see sections 6.2, 7.2 and 7.6 of this Annual Report.

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	2019	2020
Technical information
Gas transportation
Average firm capacity contracted (in million m3 per day)	82.6	82.5
Average delivery (in million m3 per day)	66.9	64.2
Production and commercialization of liquids
Total liquids production (in kton)	1,022.9	1,167.6
Gas processing capacity (in million m3 per day)	47.0	47.0
Storage capacity (in kton)	54.0	54.0
Financial information, in million AR$*
Revenues	66,112	55,871
Fiscal year’s results, attributable to company’s shareholders	17,433	3,286
Assets	130,152	128,594
Liabilities	64,691	62,568
Shareholders’ equity	65,461	66,026

Note: *Annual FS figures under IFRS, in million AR$, adjusted by inflation as of December 31, 2020.

Description of business segments

Regulated segment: gas transportation

Revenues from this segment result mainly from firm natural gas transportation agreements, whereby the gas pipeline capacity is reserved and paid for regardless of its actual use. Besides, TGS provides an interruptible service, where the transportation of natural gas is subject to the gas pipeline’s available capacity. Moreover, TGS provides operation and maintenance services for assets allocated to the natural gas transportation service for the expansions fostered by the Federal Government and held under trusts created to such effects. For this service, TGS receives from customers with incremental natural gas transportation capacities the CAU established by ENARGAS, which remained unchanged from its creation in 2005 until its first update in May 2015.

In constant terms, as of December 31, 2020, annual revenues from this business segment amounted to AR$23,502 million in 2020, representing 42% of TGS’s total revenues and evidencing a 24% decrease compared to the AR$30,796 million recorded in 2019. The decline is mainly due to the semiannual update deferral, which should have been applied in October 2019, and April and October 2020, compared to inflation's evolution. Larger natural gas deliveries on an interruptible basis and exchange and displacement partially offset these effects.

It is worth recalling that in 2020 transportation contracts on a firm basis represented 81% of revenues from sales in this segment, compared to 83% in 2019. Besides, as of December 31, 2020, the total capacity hired on a firm basis amounted to 82.4 million m3/day with a weighted average life of 11.5 years. In 2020, natural gas daily average injection into the gas pipeline system operated by TGS amounted to 68.2 million m3/day, a volume 8% lower than in 2019 as a result of the declines in all fields, due to the lower activity as a consequence of the continuous drop in natural gas prices and the contraction in demand because of the impact of COVID-19. In this scenario, TGS’s gas pipeline system was reasonably responsive to meet demand needs.

Non-regulated segment: production and commercialization of natural gas liquids

Unlike the gas transportation business, the production and commercialization of liquids are not regulated by ENARGAS. In 2020, this segment’s revenues accounted for 49% of TGS’s total revenues, reaching AR$27,597 million, an amount 12% lower in real terms than in 2019. This decrease is mainly attributable to the fall in international reference prices due to the COVID-19 pandemic and the mismatch between the inflation reflected in the restated financial information and the devaluation during the period over US$-denominated sales. These effects were partially offset by higher ethane, propane and butane sales volume.

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Liquids production and commercialization activities are conducted at the Cerri Complex, located close to the City of Bahía Blanca, supplied by all TGS’s main gas pipelines. Ethane, propane, butane and natural gasoline are recovered at this complex. TGS sells liquids to both domestic and foreign markets. In the domestic market, propane and butane are sold to reseller companies. In the foreign market, the sale of these products and natural gasoline is made at international reference prices. Moreover, ethane is sold to Polisur at a price agreed by the parties.

In 2020, total sales volumes reached 1,145,375 ton, a figure 10% higher than in 2019, 33% of which were destined for exports. Out of the total sales destined to the domestic market, 77% were made at US$-denominated prices or with a US$-based adjustment clause.

Sales of liquids by destination market In kton, 2016-2020

As regards the foreign market, average sales prices for natural gasoline, butane and propane recorded 31%, 16% and 15% decreases in 2020, respectively, mainly as a result of the steep decline in international reference prices as from the onset of the COVID-19 pandemic, which gradually recovered in the last months of the year. As regards butane, although it suffered a price drop at the beginning of the year, it experienced a significant rise on the last days of 2020 due to the decrease in global stock levels.

Source: TGS.

Besides, PEN Executive Orders No. 793/18, 865/18 and 488/20 established an export duty on the export of liquids, among other products. In 2020, propane and butane deliveries destined to the foreign market were operated at the spot market, capturing opportunities associated with different market niches, allowing for a considerable increase in each transaction's fixed rewards. Moreover, TGS makes inland transport exports to Chile, Paraguay and Brazil which, even at lower volumes than those exported by sea, allow TGS to capitalize on a higher operating margin. In 2020, the agreements for the export of natural gas were renewed.

Regarding the domestic market, TGS continued participating in the Household Gas Bottles’ Program and the Propane for Grids Agreement in 2020. Prices are regulated by a set of Res., provisions and agreements. The participation in these programs forces TGS to sell at prices ostensibly lower than market prices, which, under certain conditions, results in negative operating margins. Moreover, as a result of these programs' participation, the Federal Government must reimburse TGS an economic compensation denominated in AR$, currently being collected with delays. Outside these programs, TGS sold 198,127 ton of propane and 34,504 ton of butane, mainly to the reseller market and, to a lower extent, to the industrial, propellant and automotive market.

Moreover, in 2020 TGS continued selling ethane under the long-term agreement with Polisur in September 2018. This agreement stipulates commercial guidelines with improvements in the ToP clause, which guarantees TGS a gradual increase in sales volumes over the first five years of the contract. There was a significant increase in the volume of ethane sold to Polisur in 2020, which reached 360,870 ton under the current agreement, 27% higher than in 2019, due to the June 2019 accident that prevented the customer from processing the product in its plant during this period, with sales returning to normal in October 2019.

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Moreover, in 2020 TGS continued effectively rendering logistic services at the Puerto Galván facilities, selling LPG by inland transport, dispatching approximately 16,543 trucks (379,635 tons) of own products, compared to the 13,781 trucks (311,385 tons) recorded in the fiscal year 2019.

As regards US$-denominated prices for natural gas acquired as PTR (plant thermal reduction) for processing at the Cerri Complex, a 39% decrease was recorded compared to 2019, in line with the market trend.

Finally, the potential impact of Plan Gas.Ar in the liquids segment is worth mentioning. Since its award in December 2020, an increase in natural gas injection within the PIST for power plants and gas distributors was verified, impacting the costs of natural gas processed at the Cerri Complex. However, Plan Gas.Ar would allow for reversing the fall in natural gas production over the last few years, contributing to supporting the liquids business.

Non-regulated segment: other services

ENARGAS does not regulate the other services segment. TGS provides midstream services, which mainly consist of treatment, impurity separation and gas compression. These services may also include gas extraction and transportation in fields, construction services, inspection and maintenance of compression plants and gas pipelines, and steam generation services to produce electricity. This segment also includes revenues from telecommunication services provided through its subsidiary Telcosur.

This segment represented 9% of TGS’s total 2020 revenues, experiencing a 25% increase in real terms compared to 2019, mainly because of the rise in natural gas transportation and conditioning services at Vaca Muerta and by the devaluation of the AR$ over US$-denominated sales, which were partially offset by lower construction, compression and treatment services.

In December 2019, TGS completed a 147-km gathering gas pipeline in the Vaca Muerta formation, with a 60 million m3/day transportation capacity, and a plant in Tratayén with an initial conditioning capacity of 5 million m3/day. In June 2020, TGS entered into agreements with Oilstone Energía S.A. to provide gas compression and conditioning services. TGS subscribed to an agreement with Shell Argentina S.A. in July 2020 to provide gas dehydration, measurement and regulation services. Moreover, in September 2020, TGS approved expanding the Tratayén plant’s treatment capacity by 2.4 million m3/day. This project will contribute to gas transportation safety committed by some customers under Plan Gas.Ar.

Finally, as regards the telecommunications service, Telcosur, a company controlled by TGS, 2020 finished the works started in 2019, installing 150 km of high-capacity optical fiber to provide telecommunication services in Vaca Muerta, allowing for improved connectivity in the area.

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Refinor

Pampa has a 28.5% interest in Refinor, a company that owns the only refinery in the north of Argentina, located at Campo Durán, Province of Salta. The topping unit's nominal processing capacity is 25.8 kbbl per day, whereas the two turbo-expander plants’ nominal processing capacity reaches 20.3 million m3 of gas per day. Besides, Refinor operates a 1,108 km multiproduct pipeline extending from RCD (Salta) to Montecristo (Córdoba).

RCD receives crude and condensed oil from the Noroeste Basin in Argentina and natural gas from the Noroeste Basin in Argentina and Bolivia. These operations are conducted through two oil pipelines and three gas pipelines. In 2020, the average daily processing of crude oil amounted to 4,085 bbl. In turn, gas processing reached a daily average of 1.8 million m3.

In 2012, Refinor executed an agreement with ENARSA to supply compression services for the gas that the latter imports from Bolivia. This agreement was later amended to increase the gas compression capacity (up to a volume of 26 million m3/day) and keeping its term until April 2019. The agreement was renewed in 2019 and will be in effect until April 2021, with a compression capacity of 21 million m3 of gas per day.

As of December 31, 2020, Refinor had a commercial network of 91 GS in the Provinces of Tucumán, Salta, Santiago del Estero, La Rioja, Jujuy, Catamarca, and Chaco. The network offers a high-performance fuel line: Premium Max (97 octanes), Super Max (95 octanes), Eco Diesel Max and Eco Diesel Premium Max.

In 2020, gasoline, GO, raw gasoline and other liquid fuel sales amounted to 363 dam3, representing a 24% year-on-year decrease. LPG sales amounted to approximately 47 kton in 2020, experiencing a 37% decrease compared to the previous year.

Enecor

Pampa holds a 70% interest in Enecor, an independent power transmission company under a 95-year concession due to expire in 2088. Enecor subcontracts Transener, which operates and maintains 21 km of 132 kV double-triad lines from the Paso de la Patria transforming station in the Province of Corrientes.

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9.    Human resources

At Pampa, we work every day with professionalism and passion for maintaining labor relationships based on respect for people, rules of law and a positive work environment. Guided by our values, we strive for excellence and continuous improvement to meet the market demands and continue growing. The Company supports several practices aimed at human resources training, development, attraction, loyalty and management, thus creating a favorable context for achieving organizational results.

In 2020, the Human Resources Department's strategy was oriented towards our talent development, knowledge management, and all our employees' welfare within the global pandemic context. Our planning was focused on three main themes: proximity, support and safety. We also adapted our training programs to virtual formats, allowing our employees to continue their training.

9.1    Recruitment and selection

To cover vacant positions in our assets and corporate areas, we recruit dynamic profiles representing our teamwork culture, the search for excellence, and system-thinking.

We completed the second edition of the ‘Young Talent’ Program, launched in August 2019, with the incorporation of 13 young professionals with high potential in core business teams and corporate areas. We also launched our ‘Talent in Motion’ program, making internal vacancies visible and transparent to all our employees.

9.2    Professional practices/internships

In 2020, we continued conducting professional practices jointly with technical schools so students could get acquainted with the professional and work environment. This practice has allowed students to participate in the selection processes for positions similar to the functions performed during the professional experience. As a result, some of them were finally hired by the Company.

Besides, we launched an internship program that allows university students to apply in an organization the knowledge acquired in their professional studies. The program includes a tutor, an onboarding schedule for the first 90 days and a plan to accompany them as they get adapted to Pampa’s culture. In 2020, internships were performed in Accounting, Brands, Finance, Human Resources, Investor Relations and other areas.

9.3    Planning of human resources

Our human capital management processes, policies, and practices are geared towards developing talent and organizational skills, strengthening our leadership, and promoting a high-performing culture to attain business goals.

9.4    Compensation and benefits

Our policy on compensation is based on ensuring external competitiveness and maintaining in-house equality, working with surveys that allow us to adjust our benefit packages and wage structure in line with those offered in the market. In 2020, the Company granted increases aligned with those provided by the labor market to personnel not subject to collective bargaining agreements. Salaries were adjusted according to collective bargaining agreements for unionized employees.

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As regards benefits, we continued reinforcing the identity of the SUMA program to improve each employee’s experience based on five axes: family, finance, time, experiences and health. We improved accessibility and communication by customizing each of the proposals. The challenge for 2021 is enhancing or extending the current proposal according to the needs of our employees.

9.5    Relations with unions

At Pampa, we keep an ongoing relationship with unions and professional organizations in each of the businesses where we operate. Based on dialog, constructive negotiation, and mutual respect, we consolidate long-lasting relationships searching for common interests and developing activities in changing social and economic contexts.

Facing the pandemic, we worked hard in coordination with different unions and professional organizations to ensure both the individuals’ safety and our operation’s development. Moreover, we actively participated in business chambers conducting labor and conventional negotiations at national and regional levels, taking part in the committees representing them and responsible for negotiations. The negotiation processes undertaken by our subsidiaries have been monitored throughout their development.

9.6    Management of personnel

As part of incorporating technological tools into our processes, we have digitalized payslips, income tax information and other documents requiring an electronic signature. In turn, to facilitate direct access to the tools with a unique key, a Single Sign-On authentication process was incorporated.

Moreover, the LENEL system for working hours’ control management was implemented at CTG and CPB, which brought about further accuracy and automation for payroll news and the control of the staff’s entries and exits.

Furthermore, we continued updating life insurance forms for the employees of the Pampa Building, HINISA and HIDISA, unifying coverages with a substantial improvement in terms of capital, premiums and covered risks. Regarding health coverage, Swiss Medical’s virtual health care assistance was implemented for the Pampa Building and CTA Neuquén employees through a dedicated corporate box.

On September 21, 2020, the Salary Advance Policy and the Loan Policy were approved regarding corporate documentation.

9.7    Training and development

To accompany our employees’ development, we invested in 2020 in training, mainly in technical formation, business, skills and leadership areas. Due to the context, traditional programs were adapted to virtual format, including the following:

•	Skills Development Program: virtual workshops and supplementary material targeted at no-staff leaders to develop skills aligned with Pampa's culture. More than 340 employees took part in this program, with an investment of more than 1,000 hours.

•	Leadership Development Program for Pampa’s leaders: targeted at directors and managers, heads and supervisors. About 400 leaders participated, with the investment of more than 4,282 hours and the contribution of 3 counselors, and more than 3 group coaching processes were carried out. We also accompanied our leaders’ training with a conference cycle with special guests who helped them understand and get inspired in different topics during the context;

•	The second edition of the Introduction to Leadership Program, targeted at senior professionals to strengthen their individuals and team management skills;

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•

We accompanied the academic training of 10 employees who participated in Master’s Degree and Specialization Programs, organized technical training courses, and participated in congresses both locally and abroad. Besides, we continued offering English language training, accompanying more than 95 employees, and feeding the virtual training platform with access to all employees;

•	At Pampa, we encourage internal development. In 2020 we had 63 internal staff movements, including promotions, lateral transfers, changes of area, among others; and
•

We designed and implemented a knowledge management process in the generation business through the specific technical skills mapping methodology. The process made it possible to define the knowledge profiles expected in business-critical positions later to analyze the existing technical education gaps and determine training plans tailored to our employees' needs and interests. In 2020, 6 of our power plants participated, and more than 230 employees were evaluated.

9.8    Internal communications, working environment and culture

Pampa’s culture is based on an integrated, professional and flexible model which articulates diversity and integrates our values, practices and objectives. A communication plan based on proximity, support, and safety for all our employees was developed in a pandemic context. The main initiatives conducted were the following:

•	Awareness campaigns focused on measures to prevent COVID-19 infections and communicate Pampa’s protocols. Moreover, we implemented EAP, a 24-hour psychological and legal support service for employees and their direct relatives, as well as a weekly newsletter on active pauses, yoga classes, talks on nutrition, parents with kids, among others;
•	The second edition of Pampa Inspires, an event where employees share their stories of transformation, resilience and self-improvement through inspiring 8-minute talks. The 12 speakers were selected through an open call;
•	The second edition of A Round of Applause!, a recognition program for employees representing Pampa’s values daily. Since its creation, more than 230 employees have been recognized;
•	Getting to know our businesses, open talks with leaders of each business and virtual contents so that all our employees get to know how Pampa’s businesses operate;
•	Family Day at Pampa, virtual edition, an annual event where more than 300 employees and their families participated from their homes in a meeting with activities and shows for all ages;
•	Breakfast with the CEO, virtual edition, a meeting of employees from different areas and seniority levels with Gustavo Mariani to talk about Pampa’s news and its main challenges; and
•	Second Work Environment Climate Survey, with an 83% participation rate (more than 1,600 employees). We obtained a 90% of favorable answers in the commitment area and growth in the indicator of pride in belonging to Pampa. In 2021 we continued accompanying each department with action plans and team working tools.

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10.  Community and Pampa Energía Foundation

Pampa's programs and social investment actions are part of a strategic model for establishing relationships with our stakeholders led jointly with the Pampa Energía Foundation. With a solid commitment to society, we develop programs oriented towards improving individuals' quality of life and strengthening the institutions in the communities where we operate.

To support the development of the community and set clear, measurable and assessable goals and intervention modalities, we have framed our social investment strategy on three axes:

•	Education: a key element for individuals’ growth and autonomy, and a necessary condition to access professional and work training;
•	Employment: a driver for the effective development of individuals in the short term and communities in the medium and long term; and
•	Social inclusion: a trend consisting of bringing opportunities and resources so that individuals may actively participate in their communities' social, environmental, cultural and economic activities.

We are committed to managing our business's economic, social, and environmental impacts through our social investment and our employees' voluntary support. We intend to contribute to the SDG, especially: SDG 4 (quality education), SDG 7 (affordable and clean energy), SDG 8 (decent work and economic growth) and SDG 12 (responsible consumption and production). We rely on the background and importance of the efforts by social organizations and public bodies. Therefore, we have partnered with them to develop social investment initiatives. SDG 17 (partnerships for the goals) cross-cuts all our initiatives, using our complete knowledge towards an equitable and committed society.

10.1   Education and labor placement training

We believe that education is the key to development and social and labor market inclusion, strengthening knowledge to expand horizons. Therefore, we seek to provide equal opportunities to children and young people in vulnerable situations.

Accompaniment in educational paths

At Pampa, we seek to support the completion of technical secondary education studies and the entry into university and college of teenagers living in the Provinces of Neuquén, Salta, Mendoza, Buenos Aires and Santa Fe. Young people participating in our program receive monthly financial assistance and personalized support, training and educational trips. Our scholarship grantees can get acquainted with formal work environments and perform activities so that they may envision concrete employment possibilities in the future.

In 2020, we accompanied 1,389 students, 1,025 of whom were attending the last three years of technical secondary education, and 364 university and college students, of which 261 secondary students and ten university students graduated from courses of study associated with our businesses, mainly engineering. Besides, four scholarship grantees who were children of Pampa’s employees finished their participation in the program.

Moreover, in the pandemic context, we developed different activities complementary to those offered by the program. To get to know how they were going through the pandemic and options to improve our program, we organized 23 meetings with the participation of 117 grantees. Besides, we launched Building Tomorrow, a cycle of 8 optional workshops on comprehensive sex education and family planning, street harassment, environmental footprint, digital world and financial education, with 220 attendees. Lastly, we performed six virtual visits to the Holocaust Museum with the participation of 178 students from Mendoza, Salta and Buenos Aires to learn the history of the Shoa, its consequences, and the importance of memory and empathy to combat hate speeches.

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While seeking to improve students’ learning, we offered in 2020 20 workshops to 204 second-cycle teachers at 146 primary schools, reaching out to 44 towns in Neuquén, Mendoza, Buenos Aires and Santa Fe under the Energy Researchers project (Investigadores de la Energía), dealing with topics associated with energy, its sources, efficiency and benefits. The tools incorporated by teachers were implemented with 2,390 children.

Additionally, we launched the Pampa Foundation Schools Network program, which accompanies 18 technical schools at 11 towns of Mendoza, Santa Fe, Buenos Aires and Salta, providing teacher training and better institutional management tools. In 2020, 84 school authorities and teachers participated in the program and implemented the learned contents with 1,882 students of the schools where we grant secondary school scholarships.

As part of our commitment to education and community institutions' improvement, we performed refurbishments and donated equipment to schools, universities, and training and community centers of the communities where we operate. In 2020, we invested more than AR$13 million. Among the contributions made, we donated P-DS-1 portable drilling and well control simulator —the first of its kind in the country— to the Municipality of Cutral Có, Neuquén to improve the professional's quality workforce and enhance the labor placement. The training program will be administered by the Neuquén Regional School of the National Technological University.

Labor placement training

At Pampa, we conducted professionalizing practices and first job workshops to consolidate, integrate and develop knowledge and capabilities matching the professional profile that secondary, college and university students are developing and increase their employability.

We continued fostering professional practices for young students attending the last years at technical schools. In 2020, we adapted the program to a 100-hour virtual modality, which allowed us to launch the program with 230 young students. In turn, since the beginning of the Educational Paths Escort program, 40 college and university grantees have performed internships and professional supervised practices, and 23 of them have been hired in different assets of the Group.

Under the AcercaRSE program, we held Technician Day’s Annual Meeting for 200 students from Zárate, Campana, and other neighboring towns and addressed first employment and entrepreneurship topics.

10.2   Local assessment and development of community impact projects

Strategic alliances for community development

We understand that the relationship between the Company and its stakeholders is cross-cutting throughout the business. In 2020, thanks to the more than 40 meetings with 96 leaders and heads at different Pampa areas, we developed a strategic map to set the direction and priorities to address concerning each stakeholder. We prioritized nine analysis matrices to define the target audiences with which we will develop action plans starting in 2021. We have accompanied 14 institutions for sustainable development throughout the country, both at corporate social responsibility tables and work groups and through funding. Moreover, we design and execute local development projects in coordination with municipalities and civil organizations. In 2020, the following were the most relevant:

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Sustainable energy

As a power company, we develop social projects facilitating access to energy through renewable sources and improving energy efficiency.

In the Province of Salta, we have been working since 2017 with Fundación Solar Inti accompanying 30 women and their families of the guaraní community in Piriquenda through self-construction of eco-stoves and kitchens, and cooking and entrepreneurship workshops. In 2019 and 2020, we measured the impact on the life of 148 people and their environment: the logging of native trees and the burning of firewood were prevented, emissions were reduced by an average of 1 ton of GHG per year and per family, and the consumption of gas bottles decreased, improving household economy.

In 2020 we launched a project installing solar water heaters in Derqui (Pilar, Buenos Aires), where neighbors do not have access to gas, so they have to use electricity for heating water, cooking and conditioning homes. The program, targeted at 90 low-income families, will reduce electricity consumption by at least 30%, contribute to the neighbors’ economy and savings, and promote environmental care. The project includes a workshop to maximize the heater output and household energy efficiency.

Moreover, to increase the new generations’ commitment to the environment and reduce energy-associated costs, we have developed energy efficiency initiatives. 180 people were enrolled in Buenos Aires and Neuquén, where we delivered 147 kits, and about 80% of the enrollees completed the first workshop.

Regarding environmental education, we have been implementing the ‘La Basura Sirve’ (Waste Is Useful) program since 2009, in association with the AcercaRSE group companies and the Interindustrial Committee for Environmental Conservation of Campana-Zárate (Comité Interindustrial de Conservación del Ambiente Campana-Zárate). In 2020, the program was developed in a virtual format in 65 schools of Campana, Zárate and Lima, reaching 20,412 students, adapting the content to raise awareness on how we can contribute to environmental and educational improvement from our homes.

Skills training and support to productive undertakings

Despite the pandemic, in 2020 we continued fostering productive activities and creating employment through courses on skills for job profiles associated with our business or demanded in the community. We provided support to effective undertakings generating social and/or environmental benefits.

In 2020, we accompanied the Good Job program in Buenos Aires and the Ingeniero White community panel, primarily targeted at graduates from previous years who are currently unemployed. The proposal included the coordination of e-commerce and soft skills training for 48 enrollees, with the certification of 41 students, as some of them were employed and could not complete the program. We also provided support to three students to graduate as sports assistants with the Baccigalupo Foundation, fostering the full inclusion of people with disabilities and effective equality of opportunities. Since 2016, we have granted scholarships to more than 20 students, 6 of whom have been inserted into the labor market.

In our Neuquina Basin asset, we continued supporting the Los Chihuidos Rural Development Association through donations to develop forage programs benefiting more than 70 farmers. Moreover, in 2020 we moved forward in designing the Responsible Inclusive Purchases program, which will be included in the Company’s procurement procedure. In turn, we called 14 social entrepreneurs to offer their products to the Pampa Building’s employees in December.

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Enhancement of local organizations

We assist in improving the organizations' institutional management by making contributions and supporting projects developed by them.

In partnership with the Food Bank Foundation (Banco de Alimentos), we continued assisting in the Carlos Menem Jr. soup kitchen in General Güemes, Province of Salta, which provides daily assistance to 120 children. Moreover, we granted six post-graduate scholarships to social organization leaders and volunteers in coordination with the Argentine Catholic University. Besides, in association with the Federal Council of Social Policies, we have drilled the first well to guarantee the permanent supply of drinking water for the wichi community of Santa Victoria Este, Salta.

Regarding COVID-19, we have made contributions of more than AR$50 million to health and social relief institutions in the communities where we operate. We joined national initiatives such as Let Us Be One and Argentina Needs Us, and also delivered a total of 14,690 medical supplies kits in Mendoza, Neuquén, Buenos Aires and Salta, consisting of more than 1,300 overalls, more than 8,800 N95 and 3M Moldex face masks and more than 4,500 latex gloves.

10.3  Pampa’s volunteering program

At Pampa, we are convinced that our employees are our main asset and responsible for creating shared value and the communities where we operate our assets. Through the Volunteering Committees, we seek that our employees may draw up proposals contributing to solving social difficulties identified at the local level and allowing, in turn, to reinforce each asset’s links with the community. Hence, Pampa can contribute to its socio-economic and community development and strengthen the organizational culture and the employees’ sense of belonging.

Through periodical meetings, the committee members in each asset define action plans for volunteering activities and their coordination with strategic partners at a local level. In response to the pandemic, we held four meetings this year to provide training on virtual volunteering, with 70 members of the Volunteering Committees and the participation of 43 employees. Out of the 8 hours of training, ten concrete initiatives came up, and we could contact 47 organizations of our communities to continue working together. In 2020 we fostered 38 actions, with 1,159 volunteers, dedicating more than 5,000 hours to humanitarian activities. We currently have ten active Volunteering Committees.

Professional volunteering

We encourage employees’ involvement and participation in activities to put their specific skills and expertise into action to support causes, projects and organizations needing them through counseling, technical talks and technical-professional knowledge.

To contribute to students' training of all educational levels by getting them to know our productive processes, facilities and working methodology, we organized visits to our plants as part of the Open Doors program. However, these activities were suspended on account of the lockdown.

We organized for the second time a Pescar Educational Center in association with the Pescar Foundation, where 42 volunteers at the Pampa Building dedicated more than 245 training and mentoring hours. Twenty young people aged 18-24 in a vulnerable situation were subject to personal and labor training to favor their social and work integration in the IT area. We also participated in the ImpulsaRSE program and the Industrial Union of Bahía Blanca (Unión Industrial de Bahía Blanca), and the Salesian University to offer communication tools to 5 local social organizations to develop an enhanced communication plan and electronic sales techniques. The 20 mentoring projects had an impact on 2,000 families. Four Pampa volunteers accompanied two organizations: Bahía against Human Trafficking and the Parents, Family and Hope Association.

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Annual campaigns

In 2020 more than 50 volunteers participated in the Blood Donation Drive in our assets in the provinces of Buenos Aires, Salta and Neuquén, in partnership with local organizations encouraging voluntary blood donation.

Moreover, we conducted the Together Against Cold Weather campaign again during the winter in Buenos Aires, Mendoza, Santa Fe and Neuquén, accompanying more than 500 people in a vulnerable situation. In alliance with 13 civil organizations, the activities included collecting furniture, cleaning products, non-perishable food, winter clothes, bed linen, and kits' assembly based on size and gender.

Additionally, we celebrated Childhood Day in August with the organizations we support, where the delivery of sweets, food, paints, a bicycle and educational games reached 750 children of the communities of Bahía Blanca, General Güemes, Piquirenda, Greater Buenos Aires and San Lorenzo.

Finally, every December 5 —the International Volunteer Day established by the United Nations (UN)— Pampa’s assets join the A Christmas Eve for Everyone campaign. Volunteers get organized so that families in a vulnerable situation may receive boxes with food and gifts to share during the holiday season’s celebrations. 5,000 people received full food bags thanks to this solidarity-based action.

Sessions and projects with a social and community impact

Thanks to the participation of 50 Pampa volunteers and Foundation scholarship grantees, and a more than AR$1 million investment, we carried out two actions that will benefit Neuquén’s Nayahue Educational Center students and 27 families fighting childhood cancer in San Rafael at ‘La casita de Malen.’ Additionally, in 2020 we developed virtual and on-site proposals, including ‘Silver hair, gold heart,’ which consisted of accompanying elderly people at San José Nursing Home and Flores Day Club in Buenos Aires through calls and letters.

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11.  Information technology

In response to the lockdown on account of COVID-19, we implemented several measures in 2020 to guarantee the continuity of operations and communication, minimizing the limitations of remote working and making processes more efficient. In this sense, the Microsoft Teams communication tool was implemented, which enabled remote meetings and team management and virtual corporate events, such as shareholders’ meetings and the inauguration of the new CC at CTGEBA together with the President of the Argentine Nation. Moreover, the digital transformation and technological updates in our assets continued. A tool allowing for the generation of digital forms for mobile devices was placed into service, streamlining data collection, and the replacement of notebooks and the backup infrastructure continued.

In the E&P and generation businesses, the OSIsoft PI software, a real-time production data storage platform to optimize decision making and consolidate data flows, was implemented.

In the generation business, a management model was developed to minimize risk and operational losses, optimize the assigned resources and manage improvement opportunities. Moreover, the operating expenses management solution went live, which offers specific budget management and aligns with the Company’s operating costs process. We implemented tools to maximize efficiency for the standardization and recording of the heat efficiency calculation in the CT and simulations' performance to optimize water use and control in case of possible floods at the CH. Additionally, a loop control solution with ABB technology was implemented in CTGEBA that improves operational efficiency and decreases downtime, reducing costs and improving the equipment's availability.

In E&P, a supply management solution was implemented to facilitate access to information to control inventories, materials management, and follow-up reserves. Additionally, in the El Mangrullo field, a new telecommunications technology was put into production to enhance the quality, reliability and service availability levels in the area following the needs of the 2021 – 2024 business plan associated with Plan Gas.Ar.

In corporate areas, QHSE was assisted in the automation of COVID-19 forms for employees and contractors and a dashboard set-up, allowing for a daily follow-up of cases in each asset. Besides, the occupational health system was updated to provide support and follow-up during the pandemic. In the Human Resources area, the SuccessFactors system was expanded by incorporating technical skills, the income tax form, and possible documents signed by the employee. For the procurement area, SAP Ariba functionalities were extended to streamline suppliers and procurement transactions. For the accounts payable area, the receipt of invoices was automated, and supplier payment processes and the crediting to scholarship beneficiaries were digitalized. The integration between SAP and the insurance management application was automated, and a new institutional website was implemented.

Finally, regarding information security, the development of the 2019 plan continued, and given the increase of cyberattacks during the lockdown, the cybersecurity strategy was reinforced and redesigned. In this sense, corporate networks’ access management was strengthened, remote monitoring mechanisms were implemented, and possible impacts and recovery plans for cyberattacks were assessed. Additionally, works continued to raise all employees’ awareness of cybersecurity risks, focusing on the new remote working modality for the positions allowing it.

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12.	Quality, health, safety and environment

At Pampa, we are committed to developing our businesses to observe the highest quality, safety, environmental, and labor health standards, favoring personal welfare, environmental care, and energy efficiency. We want to meet current needs without compromising future generations.

Considering the context of our industry, Pampa’s experience, the best practices, and international norms and standards, a QHSE Policy was established in 2017 with ten guidelines that constitute a simple and agile roadmap towards the sustainable development of our businesses and their implementation.

In 2020, despite the pandemic context that demanded special attention by all the Company, Pampa continued moving forward with management programs in all its operations, allocating resources to staff training under an integrated and aligned strategy, strengthening Pampa’s culture on QHSE issues.

12.1   Management quality

We further our management quality using international ISO standards and the Argentine National Quality Prize model as references, seeking the continuous improvement of all our activities. The primary Management Quality methodologies applied are the integrated assessments —adjustment to QHSE guidelines, operational Risk Management Matrix (RMM) and QHSE performance—, the administration of certified management systems and daily management quality.

We apply the RMM to reduce risks inherent in our operations. After its redesign in 2019, the first assessment cycle was conducted in all our assets in 2020, promoting improvement plans to handle deviations and opportunities.

At Pampa, we evaluate QHSE performance based on the systematic monitoring and measurement in our QHSE asset indicator dashboard, developed on the QlikView platform, making real-time decisions and know their evolution. Furthermore, we continued improving the QHSE dashboard with the incorporation of new legal compliance indicators.

In 2020 we maintained the zero significant anomalies goal and met most strategic goals set for the year, which were even stricter than in 2019. Moreover, we completed the maintenance and recertification program under ISO international standards, showing efficiency in our stakeholders' achievement and commitment. We also continued with the certification process under the new ISO 45001:2018 standard —which replaces the OHSAS 18001 standard in most of our assets—, expected to be completed in 2021.

Besides, the management of anomalies, audits, and actions was unified in the new integrated practice, ‘findings and improvements management,’ with the development of a new procedure and the IT support tool's redesign on the SharePoint platform. Moreover, the TERV application was implemented; this is an IT tool that effectively manages and views legal compliance of environmental, hygiene, health, and safety aspects in all our businesses and the Pampa Building.

Additionally, since 2013 outstanding improvement practices have been selected at Pampa to take part in the annual national meeting of the Argentine Society for Continuous Improvement (Sociedad Argentina Pro Mejoramiento Continuo) and be able to share our experiences and knowledge. In the 25th 2020 annual meeting, with 28,000 visitors from 31 countries, we submitted the work ‘Coronavirus: health in times of lockdown’ prepared by CPB.

12.2  COVID-19 pandemic

Following the declaration of the COVID-19 pandemic in March 2020, we adopted the World Health Organization recommendations, the Argentine Federal Government and our QHSE Policy to reduce the risk of transmission of the disease and its impact and maintain the operational continuity of our essential activities. To this effect, health and safety measures were promoted to raise our employees’ awareness of compatible symptoms and compliance with prevention protocols and plans for handling possible infections. In accordance with this, we performed the following strategic planning:

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•	On February 27, 2020, a centralized Preventive Committee was set up, which established several internal practices with the participation of different areas of the Company to have a multidisciplinary vision in accordance with the rules and recommendations of government and health authorities. In turn, a Local Preventive Committee was appointed in each asset to implement Pampa’s Directives, establish specific actions, and communicate them to all the workforce;
•	Communication, training and support to our employees by email, Kaizala, billboards, social media, among others. Workshops with specialists were organized to address the main issues in this context, and EAP, a legal and psychological support service, was hired;
•	Remote working, minimizing our employees’ exposure and guaranteeing operational continuity for all work positions allowing it;
•	Our businesses' operational continuity: for activities deemed essential, work routines and shifts were modified to reduce the staff’s exposure, following a ‘bubble’ approach. Prevention and asset access protocols were updated, reinforcing hygiene measures, reorganizing the staff's transportation, and promoting the self-monitoring of symptoms. A rapid testing program was implemented at CTGEBA and CTEB and for HPPL and CTLL’s scheduled overhauls. An action worksheet and a contingency plan for a suspect and confirmed COVID-19 cases were developed, establishing health corridors in each asset to offer a swift response and minimize the staff's affectation and activities. We organized training courses and action drills to verify the efficiency of protocols;
•	Hygiene measures: conditioning of ventilation systems, air disinfection by UV radiation, distancing in working positions, installation of alcohol dispensers, increased cleaning and disinfection frequency, delivery of personal protection and hygiene kits, among others; and
•	Flu immunization plan: we advanced our annual flu vaccination campaign in all assets, incorporating home vaccination to prevent personnel's movement at risk. Based on a thorough sensitization, communication and awareness effort, the immunization campaign showed a 69% increase compared to 2019.

It is worth highlighting that, despite the restrictions resulting from the ASPO, we continued with the overhaul works, and our second CC at CTGEBA was commissioned within the committed terms.

12.3  Health and safety

Pampa has advanced with the definition and periodic monitoring of its safety goals through the QHSE indicator board and the development of initiatives to improve each asset's safety management and performance. Additionally, we have reviewed the change management process and implemented it in the generation business.

Regarding industrial hygiene, we continued working on the improvement of chemical, physical and ergonomic risk maps. We also implemented the Carcinogenic Compounds and Substances Monitoring System set by the Superintendence of Labor Risks.

12.4  Environment

Pampa’s operations are conducted within a context of sustainable development. Pampa is committed to protecting the environment and endeavors to rationalize natural resources in its projects by applying proper and economically viable technologies.

Pampa Energía ● 2020 Annual Report ●103

In 2020, we worked to develop the Environmental Principles, consolidating Pampa’s culture and ensuring compliance with the commitments undertaken through our QHSE Policy, which are aligned with the SDG.

In line with the country’s energy needs and within our Environmental Principles framework, we seek to reduce air emissions and foster responsible energy use in our activities. In 2020, despite the pandemic, we completed the closing to CC at CTGEBA, thus becoming the largest and one of the most efficient CTs in the country. At CTEB, we continued with the expansion to CC project, which is expected to be completed in 2022.

12.5  Response to emergency

Pampa endeavors to prevent undesirable events and is prepared to provide a prompt and effective response to emergencies. We have continued making periodic emergency response simulations, promoting established practices and specific improvements incorporated into the integrated management system.

In 2020 we conducted training and practice programs per the Emergency Response Plans to develop skills and competencies and coordinate the necessary activities if an undesired event occurs. In 2020, we moved forward with assessing and updating critical emergency scenarios in all our businesses.

Moreover, we continued assessing the condition of fire detection and suppression systems, evaluating and ensuring their proper working condition and response capacity. We also implemented the Incidents Command System, an emergency response methodology.

12.6  Labor health

In 2020, Pampa continued implementing the policy on the use of alcohol, drugs and psychoactive substances. The Company also maintained the Preventive Labor Environment certification requirements at all assets operated by Pampa, recognizing the preventive actions committed to employees' welfare and operations safety. This certification is granted by the Secretariat of Planning for the Prevention of Drug Addiction and Fight against Drug Trafficking (Secretaría de Programación para la Prevención de la Drogadicción y la Lucha contra el Narcotráfico, SEDRONAR) and the Cooperation program between Latin America, the Caribbean and the European Union on Drugs Policies (COPOLAD).

Aiming to foster all Pampa members' health, we continued advancing Labor Health Management through epidemiological monitoring in 2020. The performance of occupational medical exams for the granting of Certificates of Physical Fitness was limited because of COVID-19, following the Superintendence of Labor Risks' recommendations.

As regards prevention, Pampa continued implementing the physical activity program and flu and tetanus immunization campaigns. We reinforced the healthy eating program in all our assets with nutritionists' assistance to improve the body mass index, one of the health risk factors for COVID-19.

Despite the pandemic, together with the Pampa Foundation, a blood donation campaign was conducted through voluntary blood donation drives. This practice continues to be organized systematically in all our assets, strengthening the bonds between Pampa, employees and the community.

Pampa Energía ● 2020 Annual Report ●104

13. The fiscal year’s results

Pampa, the largest independent energy integrated company in Argentina, focuses its business on the country's electricity and gas value chains.

Through its activities, subsidiaries and stakes in joint businesses and associates, and based on the business nature, customer portfolio and risks involved, we have identified the following business segments:

•	Power generation, mainly consisting of the Company’s direct and indirect interests in CTBSA, HINISA, HIDISA, Greenwind, TMB, TJSM, and its power generation activities through CTG, CPB, CTP, CTLL, CTGEBA, CTPP, CTIW and EcoEnergía power plants, PEPE II and III wind farms, and the HPPL dam;
•	Electricity distribution, consisting of Pampa’s direct interest in Edenor. The Company has classified the results corresponding to the divestment in this company as discontinued operations[38] from January 1, 2019;
•	Oil and gas, mainly consisting of the Company’s interests in oil and gas blocks, as well as interests in PACOSA, OldelVal and OCP;
•	Petrochemicals, comprising styrene and the catalytic reformer unit’s own operations developed in plants in Argentina; and
•	Holding and others, mainly consisting of financial investment transactions, holding activities, interests in joint businesses CITELEC and CIESA and their respective subsidiaries holding the concession over the high voltage electricity transmission nationwide and gas transportation in the south of the country, respectively, as well as the Company’s interest in its associate Refinor, and its shareholding in Enecor.

It should be pointed out that the analysis of results for fiscal years 2020 and 2019 has been made for continuing operations.

38 For further information, see section 7.5 of this Annual Report.

Pampa Energía ● 2020 Annual Report ●105

13.1       Consolidated income statement by segment, the fiscal year 2020 (US$ million)

Consolidated profit and loss information	Generation	Electricity distribucion	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated
(as of December 31, 2020)
Revenue	559	-	227	265	20	-	1,071
Intersegment sales	-	-	67	-	-	(67)	-
Cost of sales	(254)	-	(243)	(233)	-	67	(663)

Gross profit	305	-	51	32	20	-	408

Selling expenses	(2)	-	(28)	(8)	-	-	(38)
Administrative expenses	(30)	-	(42)	(3)	(18)	-	(93)
Exploration expenses	-	-	-	-	-	-	-
Other operating income	35	-	9	2	10	-	56
Other operating expenses	(6)	-	(17)	(6)	(7)	-	(36)
Impairment of PPE, intangible assets and inventories	(128)	-	-	(11)	-	-	(139)
Results for participation in joint businesses and associates	67	-	(5)	-	23	-	85

Operating income	241	-	(32)	6	28	-	243

Financial income	3	-	7	-	1	(2)	9
Financial expenses	(73)	-	(100)	(3)	(3)	2	(177)
Other financial results	1	-	44	5	34	-	84
Financial results, net	(69)	-	(49)	2	32	-	(84)

Profit before income tax	172	-	(81)	8	60	-	159

Income tax	(33)	-	23	(2)	(23)	-	(35)

Profit (loss) of the year from continuing operations	139	-	(58)	6	37	-	124

Loss of the year from discontinued operations	-	(592)	-	-	-	-	(592)

Profit (loss) of the year	139	(592)	(58)	6	37	-	(468)

Attributable to:
Owners of the Company	147	(499)	(58)	6	37	-	(367)
Non-controlling interests	(8)	(93)	-	-	-	-	(101)

Consolidated statement of financial position	Generation	Electricity distribution	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated
(as of December 31, 2020)
Assets	1,595	1,356	1,085	107	832	(85)	4,890
Liabilities	707	1,021	1,174	126	178	(85)	3,121

Pampa Energía ● 2020 Annual Report ●106

13.2       Consolidated income statement by segment, the fiscal year 2019 (US$ million)

Consolidated profit and loss information	Generation	Electricity distribution	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated
(as of December 31, 2019)
Revenue	819	-	178	321	20	-	1,338
Intersegment sales	-	-	270	-	-	(270)	-
Cost of sales	(470)	-	(313)	(298)	-	270	(811)

Gross profit	349	-	135	23	20	-	527

Selling expenses	(3)	-	(12)	(9)	(2)	-	(26)
Administrative expenses	(32)	-	(47)	(4)	(22)	-	(105)
Exploration expenses	-	-	(9)	-	-	-	(9)
Other operating income	58	-	5	5	11	-	79
Other operating expenses	(11)	-	(11)	(9)	(12)	-	(43)
Impairment of PPE, intangible assets and inventories	(52)	-	(10)	-	-	-	(62)
Results for participation in joint businesses and associates	13	-	21	-	67	-	101

Operating income	322	-	72	6	62	-	462

Financial income	2	-	17	-	5	(1)	23
Financial expenses	(82)	-	(94)	(8)	(4)	1	(187)
Other financial results	86	-	89	18	(18)	-	175
Financial results, net	6	-	12	10	(17)	-	11

Profit before income tax	328	-	84	16	45	-	473

Income tax	(80)	-	(16)	(5)	231	-	130

Profit (loss) of the year from continuing operations	248	-	68	11	276	-	603

Loss of the year from discontinued operations	-	197	-	-	-	-	197

Profit (loss) of the year	248	197	68	11	276	-	800

Attributable to:
Owners of the Company	239	98	68	11	276	-	692
Non-controlling interests	9	99	0	-	-	-	108

Consolidated statement of financial position	Generation	Electricity distribution	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated
(as of December 31, 2019)
Assets	1,472	1,480	1,261	136	1,527	(192)	5,684
Liabilities	1,226	1,792	465	122	(160)	(170)	3,275

Pampa Energía ● 2020 Annual Report ●107

13.3	Income statement analysis for the fiscal year ended December 31, 2020, compared to the fiscal year ended December 31, 2019

Consolidated net sales revenues of US$1,071 million for the fiscal year ended December 31, 2020, 20% lower than US$1,338 million for the fiscal year 2019. The following decreases were recorded: 32% (US$260 million) in power generation; 34% (US$154 million) in oil and gas; 17% (US$56 million) in petrochemicals, and without variations in our holding and others segment, partially offset by lower intersegment eliminations for US$203 million.

Consolidated cost of sales of US$663 million for the fiscal year ended December 31, 2020, an 18% decrease compared to US$811 million for the fiscal year 2019. The following reductions were recorded: 46% (US$216 million) in power generation, 22% (US$70 million) in oil and gas, 22% (US$65 million) in petrochemicals, and without variations in our holding and others segment, partially offset by lower intersegment eliminations (US$203 million).

Consolidated gross income of US$408 million for the fiscal year ended December 31, 2020, a 23% decrease compared to US$527 million recorded in the fiscal year 2019. The following reductions were registered: US$44 million in power generation and US$84 million in oil and gas, and without variations both in our holding and others segment and intersegment eliminations, partially offset by a US$9 million increase in petrochemicals.

Consolidated operating profit of US$243 million for the fiscal year ended December 31, 2020, a 47% decrease compared to US$462 million in the fiscal year 2019. The following decreases were recorded: US$81 million in power generation, US$104 million in oil and gas, US$34 million in holding and others, and without variations both in petrochemicals and intersegment eliminations.

Net financial results represented a loss of US$84 million for the fiscal year ended December 31, 2020, compared to a profit of US$11 million for the fiscal year 2019, mainly due to higher net losses of US$75 million in power generation, US$61 million in oil and gas, and US$8 million in petrochemicals, and without variations in intersegment eliminations, partially offset by higher gross profits for US$49 million in our holding and others segment.

Consolidated loss of US$468 million for the fiscal year ended December 31, 2020, of which US$367 million39 are attributable to the owners of the Company, compared to US$692 million40 attributable to the owners of the Company for the fiscal year 2019, explained by the losses reported in the power generation (US$92 million), electricity distribution (US$597 million), oil and gas (US$126 million), petrochemicals (US$5 million) and holding and others (US$239 million) segments.

39 It includes losses reported for discontinued operations (US$570 million).

40 It includes profits reported for discontinued operations (US$197 million).

Pampa Energía ● 2020 Annual Report ●108

Power generation segment

Sales from the power generation segment decreased by 32%, to US$559 million, in the fiscal year ended December 31, 2020, compared to US$819 million for the previous fiscal year. This variation is mainly explained by (i) lower sales on the termination of fuel self-procurement for power generation as from December 2019; and (ii) a decrease in average sales prices following the entry into effect of SE Res. No. 31/20 and the suspension of the automatic inflation adjustment mechanism. All of these were partially offset by higher revenues from the new PPA at CTGEBA from July 2020.

In turn, sold energy volumes during the fiscal year ended December 31, 2020, experienced a slight increase, mainly accounted for by the putting into service of new projects and acquisitions, partially offset by the decrease in the dispatch of older and consequently less-efficient thermal equipment, as well as a lower generation by hydroelectric plants on account of weather conditions. The following table shows net generation and the volume of electricity sold for power generation plants:

Pampa Energía ● 2020 Annual Report ●109

	Fiscal years ended December 31,
	2020		2019
In GWh	Net generation	Total sales	Net Generation	Total sales
Hydroelectric
HINISA	481	482	499	500
HIDISA	323	323	334	334
HPPL	742	737	823	822
Wind
PEMC[1]	409	409	383	383
PEPE II2	207	207	122	130
PEPE III[2]	243	246	148	159
Thermal
CTLL	4,406	4,399	5,096	5,307
CTG	368	418	755	893
CTP	55	55	53	53
CPB	576	575	1,106	1,107
CTPP	193	193	168	168
CTIW	229	229	312	312
CTGEBA	7,912	7,946	5,550	5,891
EcoEnergía	72	89	105	83
CTEB[3]	255	255	128	125
Total	16,470	16,563	15,582	16,266

Note: 1 Operated by Pampa (50% of equity stake). 2 Commissioned on May 10, 2019. 3 Operated by Pampa (with a 50% stake) as of June 26, 2019.

Cost of sales decreased by 46% to US$254 million for the fiscal year ended December 31, 2020, compared to US$470 million for the fiscal year ended December 31, 2019, mainly due to lower purchases and gas transportation because of the end of fuel self-procurement for generation purposes (US$226 million) and lower energy purchases (US$11 million). These effects were partially offset by higher depreciations of property, plant and equipment due to the commissioning of PEPE II and III wind farms in the second quarter of 2019 and the expansion at CTGEBA in the third quarter of 2020 (US$23 million).

Gross income from the power generation segment decreased by US$44 million (13%), recording a profit of US$305 million for the fiscal year ended December 31, 2020, compared to a US$349 million profit for the fiscal year 2019. This variation is mainly explained by a decrease in spot market sales prices and a higher depreciation of property, plant and equipment, partially offset by higher revenues from the projects' commissioning mentioned above.

Moreover, in the fiscal year ended December 31, 2020, the gross margin on sales experienced a 55% increase, compared to 43% in 2019.

Selling expenses from the power generation segment experienced no significant variations, amounting to US$2 million for the fiscal year ended December 31, 2020, against US$3 million for the fiscal year ended December 31, 2019.

Administrative expenses from the power generation segment decreased by 6%, to US$30 million, for the fiscal year ended December 31, 2020, against US$32 million for the fiscal year ended December 31, 2019, on account of lower salaries and social charges.

Other net operating income and expenses from the power generation segment decreased to US$29 million profits for the fiscal year ended December 31, 2020, against US$47 million for the fiscal year 2019. The reduction is explained by lower earnings from commercial interests (US$26 million) on account of the 2019 Agreement for the Regularization and Settlement of Receivables with the WEM, net of the increase of CAMMESA’s days of sales outstanding. These effects were partially offset by US$7 million profits for contractual penalties recorded in 2020 as compensation for the damages sustained in certain wind power generation units.

Pampa Energía ● 2020 Annual Report ●110

Power generation operating income decreased by US$81 million (25%), recording profits for US$241 million for the fiscal year ended December 31, 2020, against profits of US$322 million in the fiscal year 2019. This variation is mainly explained by (i) a higher impairment of property, plant and equipment mainly supplying the spot market in the amount of US$76 million; (ii) lower revenues on account of the decrease in the spot energy price (SE Res. No. 31/20 and suspension of the automatic inflation adjustment mechanism); and (iii) lower profits from commercial interest as a result of the Agreement for the Regularization and Settlement of Receivables with the WEM executed in 2019, partially offset by (i) the increase in power capacity and energy as from the commissioning of the previously mentioned projects; and (ii) higher profits from the participation in joint businesses on account of the acquisition of CTEB in June 2019.

The operating margin on sales for the fiscal year 2020 increased to 43%, compared to 39% in 2019.

Power generation net financial results represented a loss of US$69 million for the fiscal year ended December 31, 2020, compared to a profit of US$6 million for the fiscal year ended December 31, 2019, mainly due to: (i) lower proceeds from current value measurement (US$50 million), mainly on account of the Agreement for the Regularization and Settlement of Receivables with the WEM executed in 2019; (ii) lower profits from the holding and trading of financial instruments measured at market value (US$28 million); and (iii) higher losses on account of net foreign exchange differences (US$16 million). These effects were partially offset by lower financial interests lost as a consequence of the Agreement for the Regularization and Settlement of Receivables executed in 2019 (US$10 million) and higher profits from the repurchase of financial debt (US$10 million).

The power generation segment recorded an income tax charge of US$33 million for the fiscal year ended December 31, 2020, against a US$80 million charge for the fiscal year ended December 31, 2019, mainly as a result of the decrease in earnings before taxes.

Power generation activities recorded a profit of US$139 million for the fiscal year ended December 31, 2020, of which US$147 million are attributable to the owners of the Company, compared to US$248 million profits for the previous fiscal year, of which US$239 million are attributable to the owners of the Company.

Electricity distribution segment

The results corresponding to the electricity distribution segment have been classified as discontinued operations due to the agreed divestment in Edenor41.

The electricity distribution segment recorded losses from discontinued operations for US$592 million for the fiscal year ended December 31, 2020, of which US$499 million are attributable to the owners of the Company, compared to a profit of US$197 million from discontinued operations recorded in the fiscal year 2019, of which US$98 are attributable to the owners of the Company. This variation is mainly due to the divestment of the stake in Edenor.

41 For further information, see section 7.5 of this Annual Report.

Pampa Energía ● 2020 Annual Report ●111

Oil and gas segment

Net sales from the oil and gas segment amounted to US$294 million for the fiscal year ended December 31, 2020, a figure 34% lower than the US$448 million disclosed for the fiscal year 2019. This variation is mainly explained by a drop in average sales prices for gas on account of the lower prices tendered under CAMMESA’s monthly calls, the lower industrial activity and the effect of the devaluation on the price of gas sold to gas distribution companies in addition to lower gas volumes sold to power plants as a result of the termination of the fuel self-procurement. The oil sector was mainly affected by the fall in international prices due to the COVID-19 pandemic. The following table shows the production and sold volume of our oil and gas segment:

	Fiscal years ended December 31,
	2020	2019
Production
Oil (k bbl/day)	4.4	5.0
Gas (k m3/day)	6,902	7,344
Total (k boe/day)	45.0	48.2

Sales
Oil (k bbl/day)	4.6	5.1
Gas (k m3/day)	7,190	8,367
Total (k boe/day)	46.9	54.3

Note: Production in Argentina.

Cost of sales from the oil and gas segment decreased by 22%, to US$243 million, for the fiscal year ended December 31, 2020, against US$313 million for the fiscal year 2019, mainly due to: (i) a decrease in gas purchases for resale (US$41 million); (ii) lower royalties as a result of the decrease in sales prices (US$17 million); and (iii) a decrease in the procurement of services on account of the fall in the activity level (US$6 million).

Pampa Energía ● 2020 Annual Report ●112

Gross income from the oil and gas segment decreased by 62%, recording a profit of US$51 million for the fiscal year ended December 31, 2020, compared to a US$135 million profit for the fiscal year 2019. This variation is mainly explained by a drop in average sales prices, partly offset by (i) lower gas purchases for resale; and (ii) lower royalty charges resulting from the fall in sales.

The gross margin on sales for the current fiscal year was 17%, against 30% in 2019.

The oil and gas segment selling expenses increased to US$28 million for the fiscal year ended December 31, 2020, against US$12 million for the fiscal year ended December 31, 2019, mainly due to the US$13 million impairment loss on receivables with gas distribution companies in 2018 by PEN Executive Order No. 1053/18 (and later overturned in 2020), whereby the Federal Government committed to bear the difference between the price of gas purchased by gas distributors and that recognized in the gas distributors’ final tariffs for the April 2018 – March 2019 period.

Administrative expenses from the oil and gas segment decreased by 11%, to US$42 million, for the fiscal year ended December 31, 2020, against US$47 million for the fiscal year ended December 31, 2019, mainly due to lower labor costs (US$2 million), and lower fees and compensation for services (US$2 million).

No exploration expenses were recorded in the oil and gas segment for the fiscal year ended December 31, 2020, compared to US$9 million losses for the fiscal year ended December 31, 2019, as a result of the retirement of exploratory wells (US$5 million) and geological and geophysical costs (US$4 million).

Other net operating income and expenses from the oil and gas segment recorded a net loss of US$8 million for the fiscal year ended December 31, 2020, compared to a US$6 million loss for the fiscal year ended December 31, 2019. The variation corresponds mainly to higher charges for the provision for contingencies (US$2 million).

The operating income from the oil and gas segment decreased to a US$32 million loss for the fiscal year ended December 31, 2020, a figure 144% lower than the US$72 million profit for the fiscal year ended December 31, 2019.

Net financial results from the oil and gas segment represented a loss of US$49 million for the fiscal year ended December 31, 2020, compared to a US$12 million profit in the fiscal year ended December 31, 2019, mainly due to: (i) lower profits from the holding and trading of financial instruments that are measured at market value (US$34 million); (ii) higher net losses on account of net exchange differences (US$17 million); and (iii) higher losses from net financial interest on new borrowings (US$13 million). These effects were partially offset by profits from the repurchase of financial debt (US$5 million) and higher profits from present value measurements (US$5 million).

The oil and gas segment recorded an income tax profit of US$23 million for the fiscal year ended December 31, 2020, against a US$16 million charge in the fiscal year 2019, mainly as a result of the decrease in earnings before taxes.

The oil and gas segment recorded a loss of US$58 million for the fiscal year ended December 31, 2020, against US$68 million profits for the fiscal year ended December 31, 2019, both of them entirely attributable to the owners of the Company.

Pampa Energía ● 2020 Annual Report ●113

Petrochemicals segment

Sales from the petrochemicals segment amounted to US$265 million during the fiscal year ended December 31, 2020, 17% lower than US$321 million for the fiscal year ended December 31, 2019. This variation is mainly accounted for by lower sales prices, in line with the drop in international reference prices.

The following table shows sales volumes in the petrochemicals segment:

Selling volume in k ton	Fiscal years ended December 31,
	2020	2019
Styrene & polystyrene	94	99
SBR	37	27
Others	205	217
Total	337	343

Cost of sales from the petrochemicals segment decreased by 22%, to US$233 million, for the fiscal year ended December 31, 2020, against US$298 million for the fiscal year ended December 31, 2019, due to lower purchases of raw materials on account of the fall in international reference prices (US$60 million) and lower labor costs charges (US$5 million).

The petrochemicals segment gross profit increased by 39%, recording profits of US$32 million in the fiscal year ended December 31, 2020, against US$23 million earnings for the fiscal year 2019.

In 2020, the gross margin on sales increased to 12%, higher than 7% registered in the fiscal year 2019.

Selling expenses from the petrochemicals segment had no significant variations, amounting to US$8 million in the fiscal year ended December 31, 2020, compared to US$9 million in the fiscal year ended December 31, 2019.

Administrative expenses from the petrochemicals segment experienced no significant variations, amounting to US$3 million for the fiscal year ended December 31, 2020, against US$4 million for the fiscal year ended December 31, 2019.

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Other net operating income and expenses from the petrochemicals segment remained unchanged, recording US$4 million losses for both fiscal years.

Operating income from the petrochemicals segment maintained the US$6 million profit recorded in 2019, mainly due to: (i) a higher gross profit (US$9 million); and (ii) lower selling and administrative expenses (US$2 million). These effects were partially offset by losses from inventory impairment disclosed in 2020 (US$11 million).

The petrochemicals segment recorded a US$2 million profit from net financial results for the fiscal year ended December 31, 2020, against a net profit of US$10 million for the fiscal year ended December 31, 2019. This variation is mainly due to a lower reversal of financial results on account of the provision for contingencies (US$8 million).

The petrochemicals segment recorded an income tax charge of US$2 million for the fiscal year ended December 31, 2020, against a US$5 million charge for the fiscal year 2019, mainly as a result of the decrease in earnings before taxes.

The petrochemicals segment recorded a net profit of US$6 million for the fiscal year ended December 31, 2020, against US$11 million net profits for the fiscal year ended December 31, 2019, both of which are entirely attributable to the owners of the Company.

Holding and others segment

Revenues from sales from the holding and others segment experienced no variations, maintaining a US$20 million profit for both fiscal years.

Gross profits from the holding and others segment remained unchanged, maintaining a US$20 million profit for both fiscal years.

Selling expenses from the holding and others segment recorded no charges for the fiscal year ended December 31, 2020, against US$2 million for the fiscal year ended December 31, 2019.

Pampa Energía ● 2020 Annual Report ●115

Administrative expenses decreased by 18%, to US$18 million, during the fiscal year ended December 31, 2020, against US$22 million for the fiscal year 2019. This decrease was accounted for by lower fee charges (US$4 million).

Other net operating income and expenses from the holding and others segment registered a profit of US$3 million for the fiscal year ended December 31, 2020, against US$1 million losses for the fiscal year 2019. The variation corresponds mainly to the reversal of the provision for other receivables (US$3 million).

Operating results from the holding and others segment amounted to US$28 million for the fiscal year ended December 31, 2020, 55% lower than the profit of US$62 million for the fiscal year ended December 31, 2019. This variation is mainly explained by a decrease in the share of profit from associates and joint ventures (US$44 million), mainly in CIESA.

Net financial results from the holding and others activities represented a profit of US$32 million during the fiscal year ended December 31, 2020, against a US$17 million loss for the fiscal year ended December 31, 2019, mainly due to higher income from foreign exchange differences as a result of the change in the net financial position in AR$, which turned negative in 2020 (US$62 million). This effect was partially offset by higher losses on account of the current value measurement of certain tax credits (US$8 million) and lower net financial interest (US$6 million).

Our holding and others segment recorded an income tax charge of US$23 million for the fiscal year ended December 31, 2020, compared to a US$231 million benefit for the fiscal year ended December 31, 2019.

Our holding and others segment registered a total profit of US$37 million for the fiscal year ended December 31, 2020, against a total profit of US$276 million for the fiscal year ended December 31, 2019, in both cases wholly attributable to the Company’s owners.

Pampa Energía ● 2020 Annual Report ●116

14. Dividend policy

To establish a clear, transparent and consistent practice allowing shareholders to make informed decisions, all of this in consonance with the Company Bylaws and the applicable legal and regulatory framework in force, as from 2018 the Company has a Dividend Policy in place outlining the guidelines to be followed to reach a proper balance between distributed amounts and Pampa’s investment plans.

In observance of this policy’s guidelines, every year, the Board assesses the possibility of paying dividends to Pampa’s shareholders on a prudential basis within each fiscal year and thoroughly examines the economic circumstances prevailing at the time.

In 2020, we were not planning to pay cash dividends on our ordinary shares or ADS, thus retaining all available funds and profits to apply them to our business's operation and expansion.

Pampa Energía ● 2020 Annual Report ●117

15. The Board’s proposal

Results for the fiscal year recorded an AR$31,447 million loss and, as of December 31, 2020, retained losses amounted to AR$1,825 million. Consequently, the Board unanimously resolves to propose to the Shareholders’ Meeting that this loss should be absorbed by the Voluntary Reserve, which amounts to AR$60,899 million, with a resulting Voluntary Reserve of AR$59,074 million.

In this sense, the Company is not planning to pay dividends to retain all funds to apply them to and/or to have them available for:

i.	The operation and expansion of our business, considering planned ordinary and extraordinary investments, including the expansion works for the closing to CC at CTEB, the investments committed for producing natural gas under Plan Gas.Ar, as well as the continuation of our exploratory campaign in our gas and crude oil blocks targeting Vaca Muerta formation;
ii.	Making the most of any investment possibilities which may arise and offer significant opportunities for the growth, expansion and synergy of our businesses;
iii.	Given the current financial situation, maintaining a proper liquidity level allowing us to meet, if necessary, our present and future obligations; and
iv.	Taking the necessary measures to safeguard the interests and value of the Company shareholders’ investment given the current market volatility scenario.

All of this is in line with the Company’s Dividend Policy.

Finally, we would like to express our gratitude to all the people who shape Pampa Energía into the largest independent energy integrated company in Argentina. All of them, shareholders who rely on us, advisors, customers and suppliers, a warm vote of thanks.

City of Buenos Aires, March 10, 2021.

THE BOARD OF DIRECTORS

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Appendix I: Corporate governance report

The Board has drawn up the following report corresponding to the application of the principles set out in the Code of Corporate Governance for the fiscal year ended December 31, 2020, under the CNV Rules (Sect. 1, Title I, Chapter I of Part IV), by the text restated in 2013, as amended by CNV General Res. No. 797/19.

A.	The Board of Directors’ functions: principles i through v - practices 1 through 5
Principles
i.

The Company must be led by a professional and qualified Board of Directors, which will be in charge of laying the necessary foundations to guarantee the Company’s sustainable success. The Board is the guardian of the Company and the interests of all its shareholders.

ii.

The Board will be responsible for establishing and promoting the corporate culture and values. In its actions, the Board should ensure compliance with the highest standards of ethics and integrity based on the Company’s best interests.

iii.

The Board will be responsible for pursuing a strategy inspired by the Company’s vision and mission and aligned with its values and culture. The Board will constructively engage with the management to ensure the proper development, execution, monitoring and modification of the Company’s strategy.

iv.	The Board will exercise permanent control and supervision over the Company’s management, ensuring that it takes measures towards implementing the strategy and the business plan approved by the Board.
v.	The Board will have the necessary mechanisms and policies to exercise its and each of its members’ duties efficiently and effectively.

1.	The Board of Directors generates an ethical working culture and sets out the Company’s vision, mission and values.

In 2017, the Company’s Board approved its Code of Business Conduct, which sets out Pampa’s vision, mission and values42 and the conduct expected of the Company members, both in their daily activities and in decisions having long-term effects. The Company permanently monitors all its policies and procedures, including the Code of Business Conduct, to keep them updated following the Company's development, its businesses, and the best corporate governance practices.

In 2020, Pampa’s Board of Directors approved an update of the policy against fraud, corruption, and other anomalies, which reaffirms transparency and ethics as essential behaviors to lead the Company’s business and achieve sustainable growth. In this sense, this Policy prohibits fraud, corruption in any form or acts of misconduct within the Company. Moreover, it sets Pampa’s stance on preventing corruption and other acts of misconduct, complementing the principles and values defined in our Code of Conduct. Finally, this policy also includes clauses associated with the obligation to report any actual or suspected violation of laws and/or regulations, as well as the prohibition of retaliation against any employee or third party for filing a report legitimately and in good faith or for refusing to participate in acts of corruption. Based on what has been previously explained, the Company applies the recommended practice.

42 For further information, see Practices 22 and 23 in Appendix I to this Annual Report.

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2.	The Board of Directors sets the Company’s general strategy and approves the management's strategic plan. In doing so, the Board takes into consideration environmental, social and corporate governance factors. The Board of Directors oversees its implementation using key performance indicators and considers the Company's best interests and all its shareholders.

Regarding the Board of Directors, the Company applies the practice considering several indexes, factors, risks and projections analyzed by the management. Also, different environmental, social, health and safety aspects are disclosed in the Annual Sustainability Report. In line with Pampa’s strategy, it approves an annual budget that will guide each sector’s actions in the following fiscal year. To such effect, the Executive Financial Department oversees devising and enforcing the strategy and its budget.

3.	The Board oversees the management and ensures that it develops, implements and maintains a proper internal control system with clear reporting lines.

The Company uses the Integrated Internal Control Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO Report’) to evaluate the effectiveness of internal controls that mitigate the risks threatening the reliability of accounting and financial information. In this sense, the Board approved the Company’s organizational chart establishing the following reporting lines:

•	An internal control team responsible for developing controls to be implemented in the different areas of the organization;
•	An Internal Audit team to evaluate the design and execution of the defined controls;
•	The appointment of process owners and leaders to account for the effectiveness and update of defined controls; and
•	Periodic presentations to the Audit Committee, CEO and CFO about improvements and process assessments’ results.

Pampa also has an Audit Committee (consisting exclusively of independent directors), supervising internal control systems.

Additionally, the Company applies the recommended practice since, at least quarterly, a management report is submitted to the Board detailing relevant events and analyzing the main management indicators during the period, allowing the Board to learn about the obtained results and assess the Company’s performance.

Moreover, the Board is in daily contact with the Company’s management. During the Board’s meetings, members of the different departments are invited to raise queries regarding specific topics to be addressed, aiming to guarantee the Board’s monitoring and follow-up of the fiscal year's goals.

Pampa understands that the interaction between the Board of Directors and the management (including the Board’s members exercising executive functions) enriches control over the Company’s administration and the level of understanding of its performance. All the Board of Directors’ members' preparation and professional credentials allow for an open and sincere discussion on management.

Lastly, and as detailed in the different Practices set out in this Appendix I to the Annual Report, Pampa has various initiatives in place to guarantee a proper internal control environment, such as the implementation of an Integrity Program (Practice 23), a Code of Business Conduct (Practices 1, 22 and 23), a Policy against Fraud, Corruption and other Irregularities (Practices 1 and 23), a whistleblower channel for reporting suspected misconduct (Practice 23), several Corporate Governance policies described throughout the Annual Report and this Appendix, and the corporate risk management (Practice 17), among others.

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4.	The Board of Directors designs the corporate governance structure and practices, appoints the responsible person for their implementation, monitors their efficiency, and suggests changes if necessary.

In line with best practices, the Board approves the various corporate governance policies applicable throughout the Company. As described in Practice 1 in Appendix I to this Annual Report, it monitors to adjust them to the Company's reality. In this sense, the Board has approved the following policies: Against Fraud, Corruption and other Irregularities, Best Security Trading Practices, Related-Party Transactions, Material Information Disclosure, Compensation, Nomination, Dividends and QHSE. On the other hand, it periodically monitors the Company’s Integrity Program.

Moreover, the Board analyzes whether specific committees are needed for the application of different policies. If it considers that a particular committee is not necessary, the Board delegates its application, monitoring and reviewing the area it feels competent to such effect. In the way detailed, the Company applies the recommended practice.

5.	The Board’s members have enough time to exercise their duties professionally and efficiently. The Board and its Committees have clear and formalized rules for their operation and organization, which are disclosed on the Company’s website.

The Board’s members devote the time and efforts necessary to monitor issues submitted for their approval, tracking and monitoring. The Board and its Committees receive prior information on the topics submitted for their consideration to allow for an efficient decision-making process. Moreover, certain Directors serve executive functions in the Company, enabling them to have daily contact in its administration. Regarding the Board’s members professionalism as established in our Nomination Policy, the Company evaluates the nominees before the Shareholders’ Meeting considering, among other aspects, their independence, diversity, age, skills, experience, knowledge of the Company’s business and industry, and possible incompatibilities to guarantee the Board’s diversity.

Moreover, the Board and its Committees (the Audit, Compensation and Nomination Committees) have their respective internal rules governing their functioning, which are available on our website. These rules mainly describe matters concerning the directors’ powers and responsibilities and the holding of meetings. In the way described, the Company applies the recommended practice.

B.	Board of Directors’ Chair and Corporate Secretary’s Office: principles vi through viii - practices 6 through 10
Principles
vi.

The Board’s Chair oversees ensuring actual compliance with the Board’s duties and leading its members. It should generate a positive working dynamic and promote constructive engagement by its members and ensure that the members have the elements and information necessary for decision-making. This also applies to the Chairs of each of the Committees regarding their functions.

vii.

The Board’s Chair will lead processes and establish structures seeking the Board’s members commitment, objectivity and competence, and the best possible performance of the body as a whole and its evolution according to the Company’s needs.

viii.	The Board’s Chair will ensure that the entire Board of Directors is engaged in and responsible for the General Manager’s succession.

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6.	The Board of Directors’ Chair is responsible for the proper organization of Board meetings, prepares the agenda ensuring collaboration by the other members, and guarantees that they receive the necessary materials with enough time to participate in meetings in an efficient and well-informed manner. Each Committee’s Chair has the same responsibilities for their meetings.

The Company applies the recommended practice as it has a Board of Directors’ corporate secretary pursuant to the Board of Directors’ Rules and Regulations published on our website, schedules and coordinates meetings of the Board and its different Committees within its scope. These meetings are convened pursuant to the provisions of each of the applicable regulations, attaching the necessary documentation so that directors may analyze in advance the topics to be addressed, and always under the appropriate supervision of the Board’s Chair and the respective Committees43.

7.	The Board of Directors’ Chair ensures the board's proper internal functioning by implementing formal annual assessment processes.

Since 2008, Pampa’s Board of Directors has implemented a self-assessment questionnaire to explore and assess its performance and management annually. From that date, every director completed this self-assessment on an annual basis and submitted it to the Legal Affairs Executive Department, responsible for analyzing results and, if necessary, suggesting actions aiming to improve this body's functioning. This allows for the evaluation of the Board’s proper internal functioning, thus applying the recommended practice.

8.	The Chair generates a positive and constructive work environment for all the Board members and ensures they receive ongoing training to stay permanently updated and enabled to exercise their duties properly.

The Company applies this practice as described below. The Chair leads the Board of Directors’ meetings, ensuring its orderly progress, facilitating its proper development, and coordinating the body's correct functioning through the Board’s corporate secretary. In the Chair’s absence, meetings are presided by the Vice-chair or by any other Board member if both are absent. Meetings are convened within the terms established in such bodies' regulations to guarantee that the Board members have access to the information and enough time to analyze it.

Furthermore, directors serving executive functions in the Company are in permanent contact with its different areas and daily management, allowing them to get a comprehensive vision of the business and stay updated on issues affecting it. Moreover, the Board is in daily contact with the Company’s management; during the Board’s meetings, members of the different departments are invited so that they may raise queries regarding the specific topics to be addressed, aiming to guarantee the Board’s monitoring and follow-up of the goals set for the fiscal year. Regarding independent directors who are members of the Audit Committee, this update is also received within this body's scope.

9.	The Corporate Secretary’s Office supports the Board’s Chair in its administration and assists in communications among shareholders, the Board and the management.

Pampa applies the recommended practice as it has a Board of Directors’ corporate secretary within the scope of the Legal Affairs Executive Department, which main duties are as follows: (i) coordinating the agendas for the Board’s meetings jointly with the Board’s Chair and other members, as well as with the management, so that the Board may address the necessary issues for proper corporate development; (ii) coordinating the advance preparation and submittal of the required information to the Board’s meetings; (iii) coordinating the drawing up, circulation and approval of the minutes of meetings; (iv) ensuring communication among the Board’s members, the management and their counselors; (v) filing the documentation of the Board’s meetings; (vi) conducting the above-mentioned functions for the rest of the Company Committees created within the scope of the Board; (vii) coordinating Shareholders’ Meetings, the shareholders’ registry and the participation of directors in the meeting; and (viii) performing all administrative procedures associated with the Board of Directors, the Committees and the Shareholders’ Meeting. Thus, the Board’s Chair may supervise these functions without losing focus on its primary role.

43 For further information, see Practice 9 in Appendix I to this Annual Report.

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10.	The Board’s Chair ensures participation by all its members in developing and approving a succession plan for the Company’s General Manager.

Even though there is no specific plan regulating its succession line, the Company applies this practice and the corresponding principles since the Board of Directors has considered the Company’s organizational structure and appointed both its CEO and CFO. To such effect, it takes into consideration the candidates’ personal and professional qualifications. Moreover, the role of the Board’s Chair is different from that of the CEO. In this sense, the Board’s Chair, jointly with the Human Resources Department, defines, based on the Company’s mission, vision and values, the characteristics required by the CEO's successor, without currently considering it necessary to establish a succession plan.

C.	Composition, nomination and succession of the Board of Directors: principles ix through x - practices 11 through 14
Principles
ix.

The Board of Directors should have adequate independence and diversity levels allowing it to make decisions in the Company’s best interests, avoiding group thinking and the decision-making by dominant individuals or groups.

x.	The Board of Directors should guarantee that the Company has formal procedures in place for the proposal and nomination of candidates to hold positions within the Board under a succession plan.

11.	The Board of Directors has at least two members with an independent status according to the current criteria established by the CNV.

The Company applies the recommended practice since, as of the issuance thereof, the Board of Directors has four independent directors and two independent alternate directors. Moreover, as mentioned in Practice 3 in Appendix I to this Annual Report, the Audit Committee consists exclusively of independent members, exceeding the local regulations’ requirements, which only provide for most members.

12.	The Company has a Nomination Committee consisting of at least three members and presided over by an independent director. If chairing the Nomination Committee, the Board’s Chair will refrain from participating in the discussions for their own successor's appointment.

In 2018, Pampa’s Board of Directors approved its Nomination Policy, under which a Nomination Committee was created to assist Pampa’s Board and Shareholders’ Meeting in the process for the nomination and appointment of Board members.

The Nomination Committee reports to Pampa’s Board and comprises three regular members and an equal or smaller number of alternate members. The Chair is independent according to the CNV rules. Therefore, the Company applies the recommended practice.

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13.	Through the Nomination Committee, the Board of Directors develops a succession plan for its members, guiding the candidates' pre-screening process for filling vacancies. It considers the non-binding recommendations made by its members, General Manager and shareholders.

The Board approved the Nomination Policy mentioned in the previous practice, which sets the general guidelines regarding independence, incompatibilities and diversity within the Board’s members. The policy created a Committee responsible for describing the identification and evaluation process of nominees and assisting the Board and shareholders so that they may have all the necessary elements to select nominees in the Shareholders’ Meeting, in compliance with the applicable legal provisions and, especially, section 12 of Pampa’s Bylaws. The latter sets out the selection method of directors, who are elected upon candidate lists, thus guaranteeing enhanced transparency in the process.

Moreover, this Committee performs a prior and non-binding assessment of the candidates the Board has deemed fit to cover vacant positions. The Committee considers factors such as independence, diversity, age, skills, experience, among others, to evaluate their suitability for the job based on objective criteria and within an equal opportunity framework. As of this date, the Company’s Board is composed of members having quite diverse professions: degree in economics and business administration, financial advisors, engineers, lawyers, among others. Moreover, there are three female directors on the Board. Finally, all directors receive the same compensation for the duties they perform in the Board. In this sense, diversity and a culture of inclusion are guaranteed, strengthening analysis, discussion and decision-making processes, and paying equality for its members. In the way described, the Company applies the recommended practice.

14.	The Board of Directors implements an onboarding program for its newly elected members.

The Company applies the recommended practice since the Board of Directors, through its corporate secretary office, provides the Board’s new members with the Code of Business Conduct, the main policies they should know, and the documentation and information necessary to perform their duties. Moreover, they are included in the Board’s distribution list together with the other board members to have access to the essential documentation before their first participation in a Board meeting. Finally, upon the members’ request, meetings are coordinated with the different departments' leaders to dispel all their doubts and get acquainted with the Company’s business. On the other hand, Pampa’s managers are available to provide answers on and supplement all the information the directors may require, all of this within the framework of permanent interaction set out in Practice 8 in Appendix I to this Annual Report.

D.	Compensation: principle xi - practices 15 through 16
Principles
xi.	The Board should generate incentives through compensation schemes to align the management —led by the General Manager— and the Board itself with the Company’s long-term interests so that all directors may comply with their obligations towards shareholders on an equitable basis.
15.	The Company has a Compensation Committee consisting of at least three members, independent or non-executive.

Within the framework of its Compensation Policy, in 2018, the Company’s Board of Directors created a Compensation Committee assisting it and/or the Shareholders’ Meeting regarding remunerations of the Board of Directors and the preparation and monitoring of policies and/or compensation plans and/or benefits for the Board of Directors’ members. Moreover, this policy establishes that the remuneration of the Board’s members will be in line with those received by directors of domestic peers.

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The Compensation Committee reports to Pampa’s Board of Directors. It comprises three regular members and an equal or smaller number of alternate members, who may not serve executive functions at Pampa. Currently, all its members are independent. In the way described, the Company applies the recommended practice.

16.	Through the Compensation Committee, the Board of Directors establishes a compensation policy for the General Manager and the Board of Directors’ members.

Pampa applies the practice since it has a Compensation Policy in place, approved in 2018. The Compensation Committee renders its prior opinion so that directors’ compensation is in line with those received by domestic peers' directors and under the limitations set forth by the applicable laws and the CNV rules. Within the approved policy framework, both the Board of Directors and the Shareholders’ Meeting should be informed of the opinion rendered by such committee.

Pampa’s policy on compensation and benefits seeks to ensure external competitiveness and maintain in-house equality. Different surveys are used to adjust our benefit packages and wage structure to those offered in the market.

Regarding the Company’s main officers —including the CEO and the Company’s key staff—, in 2017, the Board approved a variable compensation plan, seeking to align their performance with the Company’s strategic plans and establish a clear and direct link between the creation of value for shareholders and the covered employees’ compensation.

E.	Control environment: principles xii through xvi - practices 17 through 21
Principles
xii.

The Board of Directors should ensure a controlled environment consisting of internal controls developed by the management; the internal audit, risk management and regulatory compliance areas, and external audit establishing the necessary defense lines to guarantee integrity in the Company’s operations and financial reports.

xiii.	The Board should ensure a comprehensive risk management system allowing the management and the Board to direct the Company towards its strategic goals efficiently.
xiv.

The Board should ensure a person or department (according to the business's size and complexity, the nature of its operations and the risks it faces) responsible for the Company’s internal audit. This audit, conducted for evaluating and auditing the Company’s internal controls, corporate governance processes, and risk management, should be independent, objective, and have clearly defined reporting lines.

xv.	The Board’s Audit Committee will be made up of qualified and highly-experienced members and should exercise its functions transparently and independently.
xvi.	The Board should establish appropriate procedures to ensure the external auditors’ independent and effective performance.

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17.	The Board of Directors determines the Company’s appetite for risk and supervises and guarantees the existence of a comprehensive risk management system identifying, assessing and making decisions on the course of action, and monitoring the risks faced by the Company, including, but not limited to, environmental and social risks, as well as those inherent in the business in the short and long term.

Pampa implemented a risk management methodology as a useful working tool to identify the principal risks affecting Pampa. To such effects, Pampa’s Board of Directors approved the ‘Risk Management Handbook,’ which was later updated and restated as the ‘Risk Management Policy.’

The most relevant aspect of this policy is establishing responsibilities, functions, and methods for detecting and assessing risks arising from the Company's activities, which may affect its business or operations.

Based on this policy’s guidelines, the administration department updates Pampa’s risk map following the administered businesses.

This policy sets out responsibilities and methodologies for determining business risks, with the Audit Committee's assistance, which is responsible for supervising its application. The critical business risk factors taken into consideration by Pampa include, among others:

•	Strategic risks, including economic, regulatory and political risks;
•	Corporate governance risks, including the fraud risk;
•	Process risks, including, but not limited to, those associated with natural disasters, social issues, human resources, IT and operational risks; and
•	Reporting risks.

The Policy also provides that the administration department will be responsible for: (i) including in its annual programs all the necessary tests for detecting risk indicators and signals; (ii) monitoring the effectiveness of the process as a whole, and safeguarding compliance with and oversight of this policy; (iii) informing the Senior Management and the Audit Committee of the risk management process; and (iv) following up on the implementation of action plans to ensure that corrective measures are taken once a risk is detected. Moreover, the administration department helps the Board keep the risk matrix updated, identify and evaluate risks, follow up with the derived action plans, if needed, and keep the management and the Audit Committee informed of this process.

The Company discloses its financial risk management in its Financial Statements, making a distinction by type of risks and describing the strategies or actions implemented to mitigate them for each of them. Moreover, in preparation for the 20-F Form to be submitted before the SEC, a description is made of the risk factors the Company is exposed to. In the way described, Pampa applies this practice.

18.	The Board monitors and reviews the independent internal audit's effectiveness and guarantees the resources for implementing an annual risk-based audit plan and a direct reporting line to the Audit Committee.

Pampa applies the recommended practice since the Internal Audit Department reports functionally to the Audit Committee and administratively to the CEO.

At the beginning of each fiscal year, the Internal Audit area submits its proposed annual audit plan to the Audit Committee for its evaluation and approval, having the resources for its implementation. Quarterly and to monitor its advancement, the Internal Audit Department submits a progress report to the Committee, which contains a summary of the completed tasks and the main findings.

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On an annual basis, the Audit Committee evaluates the independence level and performance of the Internal Audit in issues within its authority and discloses its assessment in its annual report.

As a member of the Institute of Internal Auditors, the Company uses the standards it considers reasonable and/or applicable without expressly adhering to them.

19.	The internal auditor or the members of the Internal Audit department are independent and highly qualified.

The Company applies the recommended practice since, as mentioned in Practice 18 in Appendix I to this Annual Report, the Internal Audit Department reports directly to the Audit Committee, which evaluates its independence annually.

The Internal Audit Department comprises highly-skilled staff, not only on account of their education and training but also their experience in the area.

Pampa’s Internal Audit Department has rules regulating its activities aligned with the best practices available and the most relevant standards issued by The Institute of Internal Auditors. This document was last updated in the fiscal year 2020 and approved by the Audit Committee.

20.	The Board of Directors has an Audit Committee in place, which acts based on its rules. The Committee is mainly composed of and is chaired by independent directors and does not include the General Manager. Most of its members have professional experience in financial and accounting areas.

Pampa applies the recommended practice since it has an Audit Committee in place that acts based on its regulations, establishing its functions and main operating rules. As mentioned in Practice 3 in Appendix I to this Annual Report, the Audit Committee consists exclusively of independent members, thus exceeding the local regulations’ requirements, providing that only most members should have such status. Its duties include, among others: (i) expressing its opinion on any proposal by the Board to designate external auditors and ensuring their independence, reviewing the plans submitted by external and internal auditors, assessing their performance, and issuing an opinion on the presentation and disclosure of the annual FS; (ii) supervising the operation of the internal control and risk management system; (iii) rendering its opinion on related-party transactions for a relevant amount under the legal regulations in force, disclosing such opinion to the market; (iv) expressing its opinion on the compensation proposals submitted by the Board; (v) rendering its opinion on the conditions for the issuance of shares or convertible securities in the case of a capital increase; and (vi) checking compliance with the applicable standards of conduct.

The Board of Directors seeks to ensure that most Audit Committee members have professional expertise in financial and/or accounting areas. This is one of the issues to assess when nominating new members to the Board of Directors and should be considered by the Nomination Committee on issuing its prior opinion. Moreover, the Audit Committee should appoint one of its members as a financial expert as required by Title 407 of the Sarbanes-Oxley Law.

21.	With the Audit Committee’s view, the Board of Directors approves a policy for selecting and monitoring external auditors establishing the indicators to consider when submitting to the Shareholders’ Meeting a recommendation on the re-election or substitution of the external auditor.

Upon the presentation and publication of Pampa’s annual FS, the Audit Committee conducts an annual assessment of the external auditors’ independence, planning and performance, considering different objective indicators, and issues an informed opinion according to Sect. 18, Title V, Chapter III of CNV Rules (restated in 2013) and the Audit Committee’s rules. Besides, throughout the fiscal year, it holds meetings with the external auditors, at least quarterly, to review the Company’s interim FS and when deemed necessary.

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Moreover, Pampa has an external auditor services’ pre-approval policy, which standardizes an internal process allowing the Audit Committee to grant prior approval to hire an external auditor to render any authorized service to the Company or any of its subsidiaries.

In the way described, the Company applies this practice.

F.	Ethics, integrity and compliance: principles xvii through xviii - practices 22 through 24
Principles
xvii.

The Board should design and establish appropriate structures and practices to promote a culture of ethics, integrity and regulatory compliance which prevents, spots and addresses serious personal or corporate misconduct.

xviii.	The Board will ensure the establishment of formal mechanisms to prevent or, failing that, deal with conflicts of interest that may arise in the Company’s administration and management. It should have standard procedures in place seeking to ensure that related-party transactions are conducted in pursuance of the best interests of the Company, as well as fair treatment to all its shareholders.
22.	The Board of Directors approves a Code of Ethics and Conduct reflecting ethical and integrity values and principles and the Company’s culture. The Code of Ethics and Conduct is informed to and binding on all the Company’s directors, managers and employees.

Pampa has a Code of Business Conduct in place, which lays down the ethical principles for the relationships’ foundation between Pampa, its employees, and other stakeholders (customers, suppliers, government, shareholders, community, etc.). It provides guidelines and supplying instruments guaranteeing the transparency of affairs and proper Company management.

The Code of Business Conduct is publicly available at the Company’s website and should be expressly accepted by all the Company employees, as well as by the members of Pampa’s Board and Supervisory Committee.

Therefore, the Company applies this recommended practice.

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23.	The Board establishes and periodically reviews an Ethics and Integrity Program based on risks, dimension and financial capacity. The plan is visibly and unequivocally supported by the management with the appointment of an in-house officer responsible for the development, coordination, supervision and periodical assessment of the program’s effectiveness. The program provides for (i) periodic training for directors, managers and employees on ethics, integrity and compliance issues; (ii) internal channels for reporting anomalies, which are open to third parties and adequately communicated; (iii) a policy against retaliation protecting individuals who report a complaint; and an internal investigation system which respects the rights of the individuals under investigation and imposes effective sanctions for violations to the Code of Ethics and Conduct; (iv) policies on integrity in bidding processes; (v) mechanisms for the Program’s periodic risk analysis, monitoring and assessment; and (vi) procedures ensuring the integrity and background of third parties and business associates (including the due diligence for the verification of irregularities, illegal acts or the existence of vulnerabilities in corporate transformation and acquisition processes), including suppliers, distributors, service providers, agents and brokers.

Pampa applies the practice as it has an Integrity Program bringing together and unifying a set of internal proceedings, mechanisms and actions for integrity, supervision and control aimed at preventing, detecting and correcting irregularities and illegal acts. The Program’s design comprises both the mandatory and optional requirements set out in Sect. 22 and 23 of Law No. 27,401 and other applicable regulations. Regarding the mandatory requirements, it is worth highlighting that they had already been implemented at Pampa before the law’s effective date. The Board has defined that Pampa’s Internal Audit Department will be the body internally responsible for the program, including its development, coordination and supervision. Pampa also offers the Ethics Hotline, an exclusive channel to report any suspected misconduct or breach of the Code of Business Conduct on a strictly confidential basis. This tool is available through different channels (toll-free telephone number, e-mail or website) and is managed by a third-party provider to ensure higher transparency and information integrity. Additionally, the Company has policies and procedures to prescribe how received complaints should be analyzed and dealt with.

This channel's responsibility rests with the Audit Committee, which delegates its administration to the Internal Audit Department. At least quarterly, the Internal Audit Department reports the received cases and the adopted decisions to the Audit Committee. The Committee supervises the channel’s operations and the resolution of complaints in issues within its authority.

As a result of the periodic review and update of the Integrity Program, in 2020, Pampa’s Board approved a new Policy against Fraud, Corruption and other Irregularities. Said policy reaffirms transparency and ethics as necessary behaviors to lead the Company’s business and to achieve its sustainable growth, complementing, as described above, the provisions of the Company’s Code of Conduct. Finally, this policy also includes clauses associated with the obligation to report any actual or suspected violation of laws and/or regulations, as well as the prohibition of retaliation against any employee or third party for filing a report legitimately and in good faith or for refusing to participate in acts of corruption.

24.	The Board ensures the existence of formal mechanisms to prevent and address conflicts of interest. In related-party transactions, the Board approves a policy that establishes each corporate body's role and defines how to identify, manage, and disclose transactions that are detrimental to the company or only to certain investors.

The Code of Business Conduct’s guidelines provides that individuals within its scope should avoid any situation resulting in a conflict between their interests and the Company’s, thus preventing their personal or family interests from exerting any influence on their decisions and/or professional performance.

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Pampa has a Policy on Related-Party Transactions Approval in place whereby all transactions (i) deemed high-value transactions, that is, with a value equal to or higher than 1% of Pampa’s Shareholders Equity; (ii) made with individuals and/or legal entities which, under Sect. 72 of the CMA, are considered related parties, should be subject to a specific prior authorization and control procedure carried out under the coordination of Pampa’s Legal Affairs Executive Department, with the participation of both the Board and the Audit Committee (as applicable). This Policy strictly follows the guidelines set out in the laws and regulations in force in this matter (Sect. 72 of the CMA).

Additionally, Pampa presents itemized information on any contract executed with related parties in its annual and interim FS. In compliance with the regulations in force, all high-value transactions conducted by Pampa with related parties are submitted to the Audit Committee's review and promptly reported under the caption ‘relevant event’ to both the CNV and the markets where the Company is listed.

Finally, the Audit Committee is responsible for providing the market with complete information on transactions where there may be a conflict of interest with members of corporate bodies or controlling shareholders and rendering a well-founded opinion on related-party transactions in the cases provided by law. The Audit Committee is also responsible for disclosing them in compliance with law whenever there is or maybe an alleged conflict of interest within Pampa. Moreover, every time the Board has to address an issue where a director may have a personal interest, that director is prevented from voting. In the way described, the Company applies this practice.

G.	Shareholder and stakeholder participation: principles xix through xxii - practices 25 through 29
Principles
xix.	The Company should give equal treatment to all its shareholders. It should guarantee equal access to non-confidential information relevant to decision-making at the Company’s Shareholders’ Meetings.
xx.	The Company should promote active involvement by all shareholders based on appropriate information, especially regarding the Board's composition.
xxi.	The Company should have a transparent Dividend Distribution Policy aligned with the strategy.
xxii.	The Company should take into consideration the interests of its stakeholders.
25.	The Company’s website discloses financial and non-financial information, providing timely and equal access to all investors. The website has a specialized area to address investors’ inquiries.

Pampa applies the recommended practice as it has a website with a dedicated ‘Investors’ section for its shareholders and the general investment community, which includes all types of relevant information (FS, filings before regulatory authorities, relevant events, corporate governance policies, etc.). The Investor Relations and Sustainability office permanently update the site.

In turn, this particular section on the website operates as a channel for inquiries, which are received and managed by the specialized area in charge of shareholder and investor relations.

Additionally, the Company has a presence in social media (Facebook, Instagram, Twitter and LinkedIn) through which it not only publishes relevant information but also interacts with its followers.

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26.	The Board should ensure a process to identify and classify its stakeholders and a communication channel for them.

At Pampa Energía, we believe that proximity, transparency and cooperation are fundamental pillars to build and strengthen long-term relationships with our internal or external stakeholders. Following the guidelines offered by AA1000SES - Accountability and the SASB materiality assessment for the industry where our Company operates, we have identified our main stakeholders based on accountability, influence, proximity, dependence and representation. In the Sustainability Report, the Company details its main stakeholders. The Report is issued on an annual basis and published on our website, as well as the communication channels where the dialog is maintained:

•	Employees: information-sharing meetings with the founding shareholders, internal website (intranet, Nexo), Human Resources channel, ethics hotline, Sustainability Report, Kaizala internal messaging network and social media.
•	Government: accountability under regulations in force, Annual Report and Financial Statements, meetings with government officers, ethics hotline, Sustainability Report and social media.
•	Community: Social Responsibility Committee, ethics hotline, Sustainability Report, meetings on social investment programs and social media.
•	Investors: Annual Report and Financial Statements, 20-F Form, reports requested by the CNV and the SEC, quarterly earnings releases, earnings conference calls, ethics hotline, Sustainability Report, investor website - ri.pampaenergia.com, and social media.
•	Suppliers: meetings with suppliers, ethics hotline, Sustainability Report, SAP ARIBA platform and social media.
•	Customers: institutional website - www.pampaenergia.com, customer service channel, ethics hotline, Sustainability Report and social media.
•	Corporate Associations: ethics hotline, industry meetings and social media.
•	Media: institutional website - www.pampaenergia.com, Annual Report and Financial Statements, ethics hotline and social media.
•	Unions: meetings with union representatives, ethics hotline, Sustainability Report and social media.

However, as our operations have a broad geographical scope and a high complexity, decentralization is also a characteristic of our process to identify and dialog with key players. In this sense, to attain the maximum positive social impact in local communities, in 2019, the Production and Engineering Department started a local assessment process in each of the generation assets.

Following the Strategic Map and Balanced Scorecard methodology, a process was developed to define the priority stakeholders for operations; map the relevant topics; set objectives for relationship building and intervention priorities, and implement concrete action plans on stakeholders. The project covered all the generation business assets located in Buenos Aires, Bahía Blanca, Mendoza, Neuquén and Salta. Currently, 84 plant managers and leaders of the main areas of each asset participate in this initiative. In this way, we strengthen our sustainable management model by involving the assets’ employees making decisions at the local level, deriving higher efficiency in implementing actions to have a higher impact on the business and the community. In 2021, the Company plans to expand the project to other business segments and consult stakeholders about developing a materiality matrix.

In the way described, the Company applies the practice.

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27.	Before a Shareholders’ Meeting, the Board submits —through a formal communication channel— a ‘provisional information package’ allowing shareholders to make non-binding comments and share dissenting opinions on the Board's recommendations. The latter will expressly give its opinion on the received comments as it deems necessary.

When calling for a meeting, the Board formulates proposals regarding each item in the agenda, except that there may be a possible conflict of interest, where it will refrain from submitting a proposal. Any information supporting the topics to be addressed in the Shareholders’ Meetings is placed at the disposal of all shareholders well in advance to perform their analysis and vote accordingly.

Both the shareholders and the general investment community may make the inquiries they deem necessary through the formal channel mentioned in Practice 25 in Appendix I to this Annual Report. This allows shareholders to attend the Meeting with information on the topics discussed, which is precise and received well in advance.

It is worth highlighting that Pampa provides the necessary means to keep a permanent and fluid dialog with its shareholders, and not only at the time of calling for a Shareholders’ Meeting. In this sense, shareholders have at their disposal: (i) the communication channel described in Practice 25 in Appendix I to this Annual Report; (ii) the investor relations office, which receives and manages shareholders’ concerns; (iii) throughout the fiscal year, conference calls are organized at the end of each quarter to discuss the quarterly results and allow for interaction with the management; and (iv) the attendance of management and Board members to the Shareholders’ Meeting, with the possibility to raise questions not only on each item of the agenda but also on the Company’s management once the treatment of all formal items has concluded. In the way described, the Company applies the practice.

28.	The Company’s Bylaws contemplate that shareholders may receive the information packages for Shareholders’ Meetings through electronic means and participate in Shareholders’ Meetings virtually, allowing for the simultaneous transmission of sound, images and words, ensuring compliance with the principle of equal treatment to participants.

Although these principles are not contained in the Company’s Bylaws, this does not prevent their application by Pampa since the proposals mentioned in the previous item are placed at the disposal of shareholders and investors not only through the communication channels set by the regulatory bodies (ByMA, CNV, SEC) but also on the Company’s website, ri.pampaenergia.com. Moreover, as previously mentioned, shareholders have the means to keep a permanent and fluid dialog with the Company throughout the year.

Besides, on its Shareholders’ Meeting held on February 17, 2021, the Company approved an amendment to Section 30 of its Bylaws to allow for the holding of Shareholders’ Meetings virtually with the simultaneous transmission of sound, images and words. This amendment was introduced following the positive experience with remote Shareholders’ Meetings held in 2020 during CNV General Res No. 830/20.

29.	The Dividend Distribution Policy is aligned with the strategy and establishes the criteria, frequency and conditions under which dividends will be distributed.

The Company applies the recommended practice. In 2018, Pampa’s Board approved its Dividend Policy, which sets out the guidelines for a proper balance between distributed amounts and Pampa’s investment plans. Said policy aimed to establish a clear, transparent and consistent practice, allowing shareholders to make informed decisions, in line with the Company’s Bylaws and the applicable legal and regulatory framework in force. Based on this policy, the Board of Directors assesses the possibility to pay dividends to Pampa’s shareholders on a prudential basis within each fiscal year, thoroughly evaluating the economic circumstances prevailing at the time.

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